As filed with the Securities and Exchange Commission on February 22, 2023

Securities Act File No. 333-260182

Investment Company Act File No. 811-23748

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐    PRE-EFFECTIVE AMENDMENT NO.

☒    POST-EFFECTIVE AMENDMENT NO. 1

and

☒    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒    AMENDMENT NO. 3

John Hancock Asset-Based Lending Fund

Exact Name of Registrant as Specified in Declaration of Trust

200 Berkeley Street

Boston, MA 02116

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

617-663-3000

Registrant’s Telephone Number, including Area Code

Christopher Sechler, Esq.

200 Berkeley Street

Boston, MA 02116

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Mark P. Goshko

George J. Zornada

K&L Gates LLP

Lincoln Street

Boston, Massachusetts 02111

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☒	on (February 28, 2023) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:______________
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__________________
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__________________

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

John Hancock

Asset-Based Lending Fund

John Hancock Asset-Based Lending Fund (the “fund”) is a Massachusetts business trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, non-diversified, closed-end management investment company. The fund’s investment objective is to provide high current income and to a lesser extent capital appreciation. The fund pursues its investment objective by investing, under normal circumstances, 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments, which may include investments in distressed loans. There can be no assurance that the fund will achieve its investment objective.

John Hancock Investment Management LLC serves as the fund’s investment adviser (the “Advisor”). Under the supervision of the Advisor and with oversight by the Board of Trustees of the fund (the “Board”), Marathon Asset Management LP (the “Subadvisor” or “Marathon”) has day-to-day portfolio management responsibilities for the fund.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

	Per Class I Share	Per Class S Share	Per Class D Share	Total
Price to Public[1]	At current NAV	At current NAV	At current NAV	$300,000,000.00
Maximum Sales Load[2] as a Percentage of Purchase Amount	None	3.50%	1.50%
Total Proceeds to the Fund[3]	Current NAV	Current NAV minus sales load	Current NAV minus sales load	$289,500,000.00

1 Class I Shares, Class S Shares and Class D Shares of beneficial interest (the “Shares”) are continuously offered at current net asset value (“NAV”), which will fluctuate.

2 Class S Share investments may be subject to a sales charge of up to 3.50% and Class D Shares may be subject to a sales charge of up to 1.50%. Such sales load will be subtracted from the investment amount and will not form part of an investor’s investment in the fund. The sales load may be waived in certain circumstances at the Advisor’s discretion. See “Distribution Arrangements.”

3 Total Proceeds to the fund assume that all registered Shares will be sold in a continuous offering and the maximum sales load is incurred as applicable. The proceeds may differ from that shown if other than the maximum sales load is paid on average, the then-current net asset value at which Shares are sold varies from that shown and/or additional Shares are registered.

John Hancock Investment Management Distributors LLC (the “Distributor”) acts as the distributor of the Shares, on a best efforts basis, subject to various conditions. Shares may be purchased by Eligible Investors (as defined herein) through advisers, brokers, dealers or banks that have entered into selling agreements with the Distributor, or through intermediaries that have an agreement with the Distributor related to the

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purchase of Shares. Neither the Distributor nor any other adviser, broker or dealer is obligated to buy from the fund any of the Shares. The Distributor serves as the principal underwriter for the fund. The Distributor is an affiliate of the Advisor.

In consideration for distribution and investor services in connection with Class S Shares and Class D Shares of the fund, the fund pays the Distributor or a designee a quarterly fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and equal to 0.25% per annum of the aggregate value of the fund’s Class D Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee (as defined below) being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.

Shares are an illiquid investment. An investment in the fund should be considered a speculative investment that entails substantial risks, including but not limited to:

•	The fund’s Shares are not listed on any securities exchange and it is not anticipated that a secondary market for the fund’s Shares will develop. Thus, an investment in the fund may not be suitable for investors who may need the money they invest in a specified timeframe;
•	The amount of distributions that the fund may pay, if any, is uncertain;
•	The fund may pay distributions in significant part from sources that may not be available in the future;
•	All or a portion of an annual distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net investment income;
•	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn or otherwise;
•	Risks Related to the Use of Leverage, Commercial Real Estate and Residential Real Estate Investments, Transportation Investments, Healthcare Loans and Royalty-Backed Credit Investments and Consumer-Related Assets and Asset-Backed Securities are described in the “Risk Factors” section beginning on page 40 of this Prospectus;
•	The fund currently does not intend to offer to repurchase Shares at any time during the first two years of operations of the fund; and,
•	An investor may pay a sales load up to 3.50% for Class S Shares and up to 1.50% for Class D Shares as described in this Prospectus. If an investor pays the maximum 3.50% sales load for Class S Shares, the investor must experience a total return on his or her net investment of more than 3.50% in order to recover these expenses. If an investor pays the maximum 1.50% sales load for Class D Shares, the investor must experience a total return on his or her net investment of more than 1.50% in order to recover these expenses.
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This Prospectus sets forth concisely the information about the fund that a prospective investor should know before investing. You should read this Prospectus, which contains important information, before deciding whether to invest in the fund. You should retain the Prospectus for future reference. A Statement of Additional Information (SAI) dated March 1, 2023, containing additional information about the fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Table of Contents for the SAI is on page 100 of the Prospectus. A copy of the SAI may be obtained without charge by calling 800-225-6020 (toll-free) or from the SEC’s website at sec.gov. Copies of the fund’s annual report and semi-annual report, when available, and other information about the fund may be obtained upon request by writing to the fund, by calling 800-225-6020, or by visiting the fund’s website at https://www.jhinvestments.com/resources/all-resources/other/john-hancock-asset-based-lending-fund/. You also may obtain a copy of any information regarding the fund filed with the SEC from the SEC’s website (sec.gov).

As of January 1, 2021, paper copies of the fund’s shareholder reports are no longer sent by mail. Instead, the reports are made available on jhinvestments.com, and you will be notified and provided with a link each time a report is posted to the website. You may request to receive paper reports from the fund or from your financial intermediary, free of charge, at any time. You may also request to receive documents through eDelivery. Your election to receive reports in paper will apply to all funds held with the Advisor or your financial intermediary.

The fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

March 1, 2023

You should rely only on the information contained or incorporated by reference in this Prospectus. The fund has not, and the Distributor has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the fund nor the Distributor is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The fund’s business, financial condition and results of operations may have changed since the date of this Prospectus.

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PROSPECTUS SUMMARY

The following is only a summary of this Prospectus and does not contain all of the information that you should consider before investing in the fund. You should review the more detailed information contained in this prospectus (“Prospectus”) and in the Statement of Additional Information (“SAI”), especially the information set forth under the heading “Investment Objective and Principal Investment Strategies” and “Risk Factors.”

The Fund	John Hancock Asset-Based Lending Fund, a Massachusetts business trust (the “fund”).
The Offering

The fund continuously offers and sells shares of beneficial interests (the “Shares”) designated as Class I Shares (“Class I Shares”), Class S Shares (“Class S Shares”), and Class D Shares (“Class D Shares”). Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the fund by its Board of Trustees (each, individually a “Trustee” and collectively, the “Board”), will become shareholders of the fund (the “Shareholders”). The fund currently intends to accept purchases of Shares as of the last business day of each calendar month. All Shares are sold at the most recently calculated net asset value per Share for the class of Shares purchased as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is $1 million for Class I Shares with additional investment minimums of $100,000; and $10,000 with additional investment minimums of $5,000 for Class S Shares and Class D Shares. The minimum investment amounts may be reduced or waived by the fund at the fund’s sole discretion. See “Purchase Terms.” At the discretion of the Board and provided that it is in the best interests of the fund and Shareholders to do so, the fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly. In each repurchase offer, the fund may offer to repurchase its Shares at their net asset value (“NAV”) on the relevant valuation date. See “Repurchases and Transfers of Shares.”

The fund has received an exemption from the Securities and Exchange Commission from the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) so that it may issue multiple classes of Shares.

Investment Objective and Principal Investment Strategies
Investment Objective	The fund’s investment objective is to seek to provide high current income and to a lesser extent capital appreciation.
Investment Strategies	Under normal circumstances, the fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments (“Asset-Based Lending Investments”), which may include investments in distressed loans. Asset-Based Lending Investments are
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investments in loans secured by an asset and include, among other investments:

•     Healthcare Loans & Royalty-Backed Credit: healthcare loans secured by revenue and intellectual property rights primarily on FDA-approved drugs and devices and royalty streams secured primarily by FDA-approved drugs and devices;

•     Transportation Assets: transportation assets such as loans and leases backed by commercial aircraft, aircraft engines, shipping vessels or other transportation and equipment;

•     Residential Real Estate Lending: the origination and acquisition of residential real estate loans and legacy mortgage loan pools, including distressed or nonperforming loans, and newly originated non-agency mortgage loans;

•    Commercial Real Estate Lending: the origination and acquisition of commercial real estate loans secured by housing-related and traditional commercial real estate property types;

•     Consumer-Related Assets: acquisition of consumer loans, including distressed or nonperforming loans; high-yield asset-backed securities (“ABS”) backed by various forms of non-mortgage household debt largely focused on select market segments such as: automobile loans and leases, credit cards and personal installment loans; and other types of consumer loans;

•   Corporate Asset-Based Credit: asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets; and

•     Liquid Securitized Credit: securities backed by residential real estate (“RMBS”), commercial real estate (“CMBS”), collateralized mortgage obligations (“CMOs”) secured corporate loans (“CLOs”) and ABS.

Except for RMBS, CMBS, CMOs, CLOs and ABS, which may range from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity), most loans and investments are not rated. If a loan or investment is rated, it will usually be rated by S&P Global Ratings, Moody’s Investors Service, Inc., Fitch Ratings, Kroll Bond Rating Agency or DBRS Morningstar, and may be rated below investment-grade. Disclosure regarding the ratings of each of these rating agencies is included in the SAI.

The fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation.

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The fund will primarily invest in financings sourced through proprietary means using relationships of the Subadvisor (as defined below) rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, the bespoke nature of each financing. Investments will be made across a broad range of market sectors and asset types based on the Subadvisor’s ongoing evaluation of investment opportunities. The Subadvisor will seek to capitalize on its transaction valuation assessment and capital structure expertise, while attempting to protect against downside risks through protective loan covenants, conservative collateral valuation and active asset management.

The fund is not limited to the Asset-Based Lending Investments and may invest in other asset-based lending investments as well as other types of investments consistent with its investment objective and policies.

The fund is authorized to use all of the various investment strategies referred to under “Risks Factors — Hedging, Derivatives and Other Strategic Transactions Risk” including, but not limited to: futures contracts, interest rate swaps, options, reverse repurchase agreements, and swaps.

For temporary or defensive purposes, the fund may also invest its assets in cash, money market instruments, or other investment-grade short-term securities, and it may also employ derivative strategies for hedging purposes.

The fund may create or organize or otherwise utilize special purpose subsidiaries or other special purpose investment vehicles (“SPVs”), which are wholly-owned subsidiaries of the fund, to facilitate the fund’s investment strategy. Certain fund investments may be held by these SPVs.

Except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of the fund are not fundamental and may be changed at the discretion of the Board. The fund’s fundamental investment policies are listed in the SAI.

These general descriptions summarize certain investment strategies that may be pursued by the fund. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the fund.

Portfolio Construction Process	The Subadvisor will determine a sector level asset allocation. The Subadvisor’s fundamental analysis takes into account a number of factors in its asset allocation, including, but not limited to, portfolio level credit risk, geographical and industry diversification, interest rate risk, capital deployment optimization, and macroeconomic conditions. The availability of origination and acquisition opportunities, in conjunction with the Subadvisor’s fundamental views regarding each sector, will play a significant role in determining the fund’s sector level asset allocation. Sector allocation decisions may change over time as factors used in making such allocation change, including the availability of investments in a particular sector. In considering
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investments for the fund, the Subadvisor also considers various criteria including, without limitation, return profile, scalability, financing options, and the associated risks and mitigants.

Except to the extent the fund must comply with 1940 Act and Internal Revenue Service’s (“IRS”) diversification requirements, the fund is not limited in the amount of its assets that may be allocated to any particular sector but generally seeks under normal circumstances, the following allocations:

Sector Allocations	Percentage of the Fund’s Net Assets
Healthcare Loans and Royalty Backed Credit	10-25%
Transportation Assets	10-25%
Residential Real Estate Lending	10-25%
Commercial Real Estate Lending	10-25%
Consumer-Related Assets	10-25%
Corporate Asset-Based Credit	0-10%
Liquid Securitized Credit	At Least 10%

The fund is not constrained by this sector allocation which may change at any time. The fund initially anticipates investing a higher percentage of its assets in the Liquid Securitized Credit sector, including RMBS, CMBS, collateralized mortgage obligations (“CMOs”), CLOs and ABS.
Co-Investment	Under the 1940 Act, the fund is subject to certain regulatory restrictions in negotiating investments with entities, such as the Subadvisor and its affiliates, unless it obtains an exemptive order from the SEC. The fund, the Subadvisor and certain of its affiliates received such an exemptive order from the SEC on September 26, 2022, permitting co-investment with other funds managed by the Subadvisor or its affiliates in a manner consistent with the fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the order, the fund is permitted to co-invest with affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the fund’s Independent Trustees (as defined below) make certain conclusions in connection with a co-investment transaction, including, for example, that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the fund and its Shareholders and do not involve overreaching of the fund or its Shareholders by any person concerned and (2) the transaction is consistent with the interests of Shareholders and is consistent with the fund’s investment objective and strategies.
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The Investment Advisor and Subadvisor

The fund’s investment advisor is John Hancock Investment Management LLC (the “Advisor” or “JHIM”) and its subadvisor is Marathon Asset Management LP (the “Subadvisor” or “Marathon”).

The Advisor is a registered investment adviser with the SEC under the Investment Advisers Act of 1940 (“Advisers Act”) and is an indirect principally owned subsidiary of Manulife Financial Corporation. The Advisor is responsible for overseeing the management of the fund, including its day-to-day business operations and monitoring the Subadvisor. As of December 31, 2022, the Advisor had total assets under management of approximately $144.3 billion.

The Subadvisor is a registered investment adviser with the SEC under the Advisers Act and is a Delaware limited partnership. The Subadvisor handles the fund’s portfolio management activity, subject to oversight by the Advisor. As of December 31, 2022, the Subadvisor had total assets under management of approximately $23.15 billion.

Board of Trustees	The Board of Trustees has an oversight role with respect to the fund and will include a majority of members who will not be “interested persons” of the fund or of the Advisor as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”). The Board consists of four members, three of whom are Independent Trustees.
Fees and Expenses	The fees and expenses of the fund are set forth below under “Fees and Expenses.” In consideration of the advisory services provided by the Advisor to the fund, the Advisor is entitled to a fee consisting of two components — the Management Fee (as defined below) and the Incentive Fee (as defined below). The fund’s fees and expenses also include the following other fees: transfer agent fee, custody fee, and distribution and service fee. Class I Shares, Class S Shares and Class D Shares are subject to different fees and expenses.
Credit Facility	The fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Advisor (each, a “Financial Institution”) and approved by the Board. The fund may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make quarterly income distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the fund with temporary liquidity. To facilitate such Borrowing Transactions, the fund may pledge its assets to the Financial Institution.
Organization and Offering Expenses	The fund incurred organization costs of $606,699 and offering costs of $658,400 upon commencement of operations. Organization costs are expensed as incurred. Offering Costs are amortized over the fund’s first year of operations.
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Expense Limitation Agreement	The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.60% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding advisory and incentive fees, interest expense, 12b-1 fees, and any cashiering or other investment servicing fees. This agreement expires on February 28, 2024, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock-advised funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.
INVESTING IN THE FUND
Eligible Investors	Shares will be offered only to “Eligible Investors”. This means that to purchase Shares of the fund, a prospective Shareholder will be required to certify that the Shares are being acquired by an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.
Purchase of Shares	The fund offers three separate classes of Shares designated as Class I Shares, Class S Shares, and Class D Shares to certain Eligible Investors. Shares may only be purchased through advisers, brokers, dealers or banks that have entered into selling agreements with the Distributor, or through intermediaries that have an agreement with the Distributor related to the purchase of Shares. The fund currently intends to accept purchases of Shares as of the last business day of each calendar month. The Board may discontinue accepting purchases on a monthly basis at any time.
Closed-End Fund Structure: Limited Liquidity and Transfer Restrictions

The fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities and closed-end funds are not subject to such a limitation.

The fund does not list the Shares on any securities exchange, and it is not

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expected that any secondary market will develop for the Shares. Shareholders will not be able to tender for repurchase their Shares on a daily basis because the fund is a closed-end fund. Shares may not currently be exchanged for shares of any other fund. However, in order to provide liquidity, the fund intends on a quarterly basis to conduct repurchase offers for a portion its outstanding Shares.

An investment in the fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares. Shares should be viewed as a long-term investment.

Repurchases of Shares by the Fund

Because the fund is a closed-end fund, Shareholders do not have the right to require the fund to repurchase any or all of their Shares. At the sole discretion of the Board and provided that it is in the best interests of the fund and Shareholders to do so, the fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly or take any other action permitted by the tender offer rules under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and described in the written tender offer notice that will be provided to Shareholders for each repurchase offer. In determining whether the fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Advisor currently expects that it will generally recommend to the Board that the fund offer to repurchase Shares from shareholders quarterly with tender offer valuation dates occurring on the last business day of March, June, September and December (each, a “Valuation Date”); however, there can be no assurance that any such tender offers will be conducted on a quarterly basis or at all. The fund currently does not intend to offer to repurchase Shares at any time during the first two years of operations of the fund. The fund is not required to conduct tender offers and may be less likely to conduct tender offers during periods of exceptional market conditions.

The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 50 days or less prior to the date of repurchase by the fund. See “Repurchases and Transfers of Shares.”

The expiration date of the repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than twenty (20) business days after

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the commencement date of the repurchase offer and at least ten (10) business days from the date that notice of an increase or decrease in the percentage of the Shares being sought or consideration offered is first published, sent or given to Shareholders. The Expiration Date may be extended by the Board in its sole discretion. The fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date.

The fund has the right to repurchase Shares from a Shareholder if the Board determines that the repurchase is in the best interests of the fund or upon the occurrence of certain events specified in the fund’s Declaration of Trust.

Distributions

The fund intends to make regular quarterly cash distributions to Shareholders. The fund will distribute annually any net short-term capital gain and any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss).

Distributions to Shareholders cannot be assured, and the amount of each quarterly distribution may vary. See “Distributions” and “Federal Income Tax Matters.”

Dividend Reinvestment Plan	Each Shareholder will automatically be a participant under the fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gains distributions, if any, in cash may be made by notice to the fund or, if applicable, to a Shareholder’s broker or other intermediary (who should be directed to inform the fund).
Provision of Tax Information to Shareholders; Shareholder Reports	The fund will furnish to Shareholders as soon as practicable after the end of each taxable year information on Form 1099 as is required by law to assist Shareholders in preparing their tax returns. The fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report. Shareholders may also receive additional periodic reports regarding the fund’s operations.
TAXATION	The fund expects to qualify, as a “regulated investment company” (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). For each taxable year that the fund so qualifies, the fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains. The fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The fund will inform Shareholders of the amount and character of the distributions to Shareholders. See “Investing in the Fund - Dividend Reinvestment Plan.”
SUMMARY OF RISKS	The fund’s principal risk factors are listed below by general risks and strategy
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risks. The fund’s main risks are listed below in alphabetical order, not in order of importance. Before investing, be sure to read the additional descriptions of these risks beginning on page 40 of this Prospectus, and under “Investments, Techniques, Risks and Limitations” in the fund’s SAI.
ABS. ABS include interests in pools of debt securities, commercial or consumer loans, or other receivables. The value of these securities depends on many factors, including changes in interest rates, the availability of information concerning the pool and its structure, the credit quality of the underlying assets, the market’s perception of the servicer of the pool, and any credit enhancement provided. In addition, ABS have prepayment risk. Prepayment of debt or loans will result in an unforeseen loss of interest income to the fund as the fund may be required to reinvest assets at a lower interest rate.
Changes in U.S. Law. Changes in state and U.S. federal laws applicable to the fund, including changes to state and U.S. federal tax laws, or applicable to the Advisor, the Subadvisor and securities or other instruments in which the fund may invest, may negatively affect the fund’s returns to Shareholders.
Credit and Counterparty Risk. The issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter derivatives contract, or a borrower of fund securities may not make timely payments or otherwise honor its obligations.
Distressed Loans Risk. The fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Distribution Risk. There can be no assurance that quarterly distributions paid by the fund to Shareholders will be maintained at current levels or increase over time. The fund’s cash available for distribution may vary widely over the short- and long-term.
Economic and Market Events Risk. Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility, which could negatively impact performance.
Fixed-income Securities Risk. A rise in interest rates typically causes bond prices to fall. The longer the average maturity or duration of the bonds held by the fund, the more sensitive it will likely be to interest-rate fluctuations. An issuer may not make all interest payments or repay all or any of the principal borrowed. Changes in a security’s credit quality may adversely affect fund performance.
Foreign Securities Risk. Less information may be publicly available
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regarding foreign issuers, including foreign government issuers. Foreign securities may be subject to foreign taxes and may be more volatile than U.S. securities. Currency fluctuations and political and economic developments may adversely impact the value of foreign securities. The risks of investing in foreign securities are magnified in emerging markets. If applicable, depositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. If applicable, any depositary receipts are also subject to liquidity risk. Foreign countries, especially emerging market countries, also may have problems associated with settlement of sales. Such problems could cause the fund to suffer a loss if a security to be sold declines in value while settlement of the sale is delayed. In addition, there may be difficulties and delays in enforcing a judgment in a foreign court resulting in potential losses to the fund.

Hedging, Derivatives, and Other Strategic Transactions Risk. Hedging, derivatives, and other strategic transactions may increase the fund’s volatility and could produce disproportionate losses, potentially more than the fund’s principal investment. Risks of these transactions are different from and possibly greater than risks of investing directly in securities and other traditional instruments. Under certain market conditions, derivatives could become harder to value or sell and may become subject to liquidity risk (i.e., the inability to enter into closing transactions. Derivatives and other strategic transactions that the fund intends to utilize include: futures contracts, options, interest rate swaps, reverse repurchase agreements, and swaps. Futures contracts, options, and swaps generally are subject to counterparty risk.

In addition, swaps may be subject to interest-rate and settlement risk, and the risk of default of the underlying reference obligation. Derivatives associated with foreign currency transactions are subject to currency risk. An event of default or insolvency of the counterparty to a reverse repurchase agreement could result in delays or restrictions with respect to the fund’s ability to dispose of the underlying securities. In addition, a reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund’s NAV.

Illiquidity of Shares. The fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The fund does not currently intend to list Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and it is not expected that a secondary market will develop. Shares therefore are not readily marketable.

Effect of the Advisor’s Incentive Fee. The fund will allocate the Incentive Fee to the Advisor based on returns to the Shareholders. The Incentive Fee is asymmetric — it grants the Advisor a priority allocation of gains without requiring the Advisor to accept a corresponding (or any) priority allocation of losses. Accordingly, the Incentive Fee may create an incentive for the Advisor to make investments that are risky or more speculative than would be the case

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in the absence of such arrangement. The way in which the Incentive Fee payable to the Advisor is determined may encourage it to use leverage to increase the return on the fund’s investments. In addition, the fact that the Management Fee is payable based upon the fund’s “Managed Assets” (i.e., the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness), which would include any borrowings for investment purposes, may encourage the Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Inflation Risk. Inflation risk is the risk that the purchasing power of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions thereon can decline.
Interest Rate Risk. Interest rate risk is the risk that fixed-income securities such as debt securities and preferred securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. The fund’s investments in debt securities and preferred securities means that the NAV and market price of the Shares will tend to decline if market interest rates rise.
Investments Held in Non-US or US Subsidiaries. To qualify as a RIC for any taxable year, the fund must, among other things, satisfy a gross income test for such taxable year. Specifically, at least 90% of the fund’s gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”). Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income. In order to avoid receiving non-qualifying income from such investments, the fund may invest in those Asset-Based Lending Investments indirectly through one or more subsidiaries organized outside of the United States (each a “Non-US Subsidiary”). Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income and, in some cases, income from those Asset-Based Lending Investments also would result in “effectively connected income” (as described below) if received by a Non-US Subsidiary. For that reason, certain Asset-Based Lending Investments may be held by the fund indirectly through one or more subsidiaries organized in the United States (each, a “Domestic Subsidiary”). The fund complies with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage,
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respectively, on an aggregate basis with each Domestic and Non-US Subsidiary. The Advisor complies with the applicable provisions of Section 15 of the 1940 Act with respect to the investment advisory contracts for the fund and each Domestic and Non-US Subsidiary. Each Domestic and Non-US Subsidiary also complies with Section 17 of the 1940 Act relating to affiliated transactions and custody.

Lending Risk. The fund may originate loans to, or purchase, assignments of or participations in loans made to, various issuers, including distressed loans. Such investments may include senior secured, junior secured and mezzanine loans and other secured and unsecured debt that has been recently originated or that trade on the secondary market. The value of the fund’s investments in loans may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan. In the event of any litigation associated with the fund needing to collect on a defaulted loan, such litigation may consume substantial amounts of the Advisor’s and the Subadvisor’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

There will be no limits with respect to loan origination by the fund other than: (i) the diversification limits of the 1940 Act, as amended; and (ii) the restrictions on investments involving the Subadvisor’s affiliates (e.g., securitizations where the Subadvisor is sponsor).

Leverage Risk. Leverage creates risks for Shareholders, including the likelihood of greater volatility of NAV and market price of, and distributions from, the Shares and the risk that fluctuations in the costs of borrowings may affect the return to Shareholders.
LIBOR Discontinuation Risk. The publication of the London Interbank Offered Rate (“LIBOR”), which many debt securities, derivatives and other financial instruments have used or continue to use as the reference or benchmark rate for interest rate calculations, was discontinued for certain maturities as of December 31, 2021, and is expected to be discontinued on June 30, 2023, for the remaining maturities. The transition process away from LIBOR may lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates, and the eventual use of an alternative reference rate may adversely affect the fund’s performance. In addition, the usefulness of LIBOR may deteriorate in the period leading up to its discontinuation, which could adversely affect the liquidity or market value of securities that use LIBOR.
Management Risk. The fund is subject to management risk because it relies on the Subadvisor’s ability to pursue the fund’s investment objective.
Natural Disasters and Adverse Weather Conditions. Certain areas of the world historically have been prone to major natural disasters, such as
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hurricanes, earthquakes, typhoons, flooding, tidal waves, tsunamis, erupting volcanoes, wildfires or droughts, and have been economically sensitive to environmental events.
Non-diversified Fund Risk. Adverse events affecting a particular issuer or group of issuers may magnify losses for non-diversified funds, which may invest a large portion of assets in any one issuer or a small number of issuers.
Operational and Cybersecurity Risk. Cybersecurity breaches may allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or its service providers to suffer data corruption or lose operational functionality.
Potential Consequences of Regular Repurchase Offers. The fund’s repurchase offer policy may have the effect of decreasing the size of the fund over time absent significant new investments in the fund. It may also force the fund to sell assets it would not otherwise sell and/or to maintain an increased amount of cash or liquid investments at times. It may also reduce the investment opportunities available to the fund and cause its expense ratio to increase.

Tax Risk. To qualify for the special tax treatment available to regulated investment companies, the fund must: (i) derive at least 90% of its annual gross income from certain kinds of investment income; (ii) meet certain asset diversification requirements at the end of each quarter; and (iii) distribute in each taxable year at least the sum of 90% of its net investment income (including net interest income and net short-term capital gain and 90% of its net exempt interest income). If the fund fails to meet any of these requirements, subject to the opportunity to cure such failures under applicable provisions of the Code, the fund will be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to Shareholders of the fund.

Tax Risk - Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The fund will distribute substantially all of its net investment income and gains, if any, to Shareholders. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them.

Valuation Risk. The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. In accordance with these policies and procedures, the Advisor values the fund’s investments at fair value as determined in good faith when market quotations are not readily available or are deemed to be unreliable. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by
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others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. The Advisor, as valuation designee, is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters.
Risks Related to Healthcare Loans and Royalty-Backed Credit Investments

Investments related to healthcare loans and royalty-backed credit have the following principal risks:

•     Product-Related Risk;

•     Medical Withdrawal Risk;

•     Products Sales Risk;

•     Medical Product Competition;

•     Generic Medical Product Substitutes;

•     Potential Medical Product Liability Claims;

•     Patent and other intellectual property rights may be challenged and/or otherwise compromised;

•     Challenges from the Licensees;

•     Medical intellectual property may be infringed or circumvented by others;

•     Medical trade secrets;

•     Foreign jurisdiction treatment of medical product revenue sources;

•     The fund depends on third parties to maintain, enforce and defend patent rights and other intellectual property rights on which the fund’s right to receive payments may depend;

•     Changes in intellectual property law;

•     Infringement of third party patents and Other intellectual property rights;

•     Finite terms and other contractual matters;

•     Product development risks;

•     Manufacturing and supply risk;

•     Medical enforcement risk; and

•     Uncertainty related to healthcare reimbursement and reform measures.

Risks Related to Transportation Investments

Investments related to commercial aviation have the following principal risks:

•     Dependence on the continual leasing and remarketing of aircrafts and aircraft engines;

•     Potential significant costs resulting from aviation lease defaults;

•     The potential for abnormally high maintenance or obsolescence issues with aircrafts and aircraft engines;

•     The value of the aircraft or aircraft engine the fund will acquire and the market rates for leases could decline;

•     Liability risk as lessor of aircrafts and aircraft engines;

•     Risks of aircraft and aircraft engine lease receivables, enhanced equipment trust certificates, aircraft and aircraft engine mortgages and other aviation-related asset-backed securities that seek to monetize leases or mortgages;

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•     Changes in airline regulations that may adversely affect the fund;

•     Failure to obtain certain required licenses and approvals;

•     Changes in the Aviation Security Act that may adversely affect the fund;

•     Changes in airworthiness directives and operating restrictions that may adversely affect the fund; and

•     Environmental regulations may negatively affect the airline industry.

Investments related to maritime shipping have the following principal risks:

•     Cyclical nature of the maritime sector;

•     marine disaster;

•     piracy;

•     environmental accidents;

•     grounding, fire, explosions and collisions;

•     cargo and property losses or damage;

•     business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•     work stoppages or other labor problems with crew members serving on vessels including crew strikes and/or boycotts.

Investments in Real Estate Investments and Real Estate Debt Generally

Investments in real estate have the following principal risks:

•     Economic and market fluctuations;

•     Changes in environmental, zoning and other laws;

•     Casualty or condemnation losses;

•     Regulatory limitations on rents;

•     Decreases in property values;

•     Changes in the appeal of properties to tenants;

•     Tenant defaults;

•     Changes in supply and demand;

•     Energy supply shortages;

•     Various uninsured or uninsurable risks;

•     Natural disasters;

•     Changes in government regulations (such as rent control);

•     Changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable;

•     Increased mortgage defaults;

•     Increases in borrowing rates; and

•     Negative developments in the economy that depress travel activity, demand and real estate values generally.

Risks Related to Residential Real Estate	Investments related to Residential Real Estate have the following principal risks:
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•     Mortgages made to borrowers with lower credit scores. may be more sensitive to economic factors;

•     A decline or an extended flattening of home prices and appraisal values may result in increases in delinquencies and losses;

•     The increase in monthly payments on adjustable-rate mortgage loans may result in higher delinquency rates;

•     Certain residential mortgage loans may be structured with negative amortization features;

•     Economic and market fluctuations;

•     Changes in environmental, zoning and other laws;

•     Casualty or condemnation losses;

•     Regulatory limitations on rents;

•     Decreases in property values;

•     Changes in supply and demand;

•     Natural disasters;

•     Changes in government regulations (such as rent control);

•     Changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable; and

•     Increases in borrowing rates.

Risks Related to Consumer Based Loans

Investments in Consumer Based Loans have the following principal risks:

•     Consumer Finance Industry Regulatory Environment

The fund may be subject to a wide variety of laws and regulations in the jurisdictions where it operates in respect of its consumer finance activities, including supervision and licensing by numerous governmental entities. These laws and regulations may create significant constraints on the fund’s consumer finance investments and result in significant costs related to compliance.

•     Noncompliance with Consumer Financial Protection Laws

If certain consumer loan contracts do not comply with U.S. federal and state consumer financial protection laws, the servicer may be prevented from or delayed in collecting the loan contract.

Risks Associated with Corporate Asset-Based Credit	The fund may invest in asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights. A fundamental risk associated with the fund’s investments in corporate asset-based credit is that the companies in whose debt the fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. A number of factors may impact the failure of such companies to make payments on their loans, such as, among other factors, (i) an adverse development in their business, (ii) an economic downturn, (iii) poor performance by their management teams, (iv) legal, tax or
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regulatory changes, (v) a change in the competitive environment, or (vi) a force majeure event. The companies may be operating at a loss or have significant variations in operating results, or may otherwise be experiencing financial distress even when the Subadvisor expects them to remain stable. Additionally, the companies may require substantial additional capital to support their operations or to maintain their competitive position and as a result of that may become highly leveraged.
Risks Related to Liquid Securitized Credit

Investments related to Liquid Securitized Credit have the following principal risks:

•     Credit risk;

•     Market risk;

•     Interest rate risk;

•     Structural and legal risks;

•     Investments in CLOs and other structured vehicles will be frequently subordinate in right of payment to other securities; and

•     Regulatory risk related to consumer finance activities, including supervision and licensing by numerous governmental entities.

Given the risks described above, an investment in Shares may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the fund.
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FEES AND EXPENSES

The purpose of the table below is to help you understand all fees and expenses that you, as a Shareholder, would bear directly or indirectly. In accordance with SEC requirements, the table below shows the fund’s expenses as a percentage of its average net assets as of October 31, 2021, and not as a percentage of total assets. By showing expenses as a percentage of average net assets, expenses are not expressed as a percentage of all of the assets in which the fund invests.

Shareholder Transaction Expenses	Class I	Class S	Class D
Sales Load paid by you (as a percentage of offering price) (1)	None	up to 3.50%	up to 1.50%
Early Repurchase Fee (2)	2.00%	2.00%	2.00%

Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fee (3)	1.35%	1.35%	1.35%
Incentive Fee (4)	0.00%	0.00%	0.00%
Distribution and Service Fee (5)	0.00%	0.85%	0.25%
Other Expenses (6)	1.74%	1.74%	1.74%
Acquired Fund Fees and Expenses (7)	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	3.16%	4.01%	3.41%
Fee Waiver and/or Expense Reimbursements (8)	-1.15%	-1.15%	-1.15%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	2.01%	2.86%	2.26%

(1)	Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.
(2)	If the interval between the date of purchase of Shares and the date in which Shares are repurchased is less than one year, then such repurchase will be subject to a 2.00% early withdrawal fee payable to the fund. In determining whether the repurchase of Shares is subject to an early withdrawal fee, the fund will repurchase those Shares held longest first.
(3)	The Advisor shall be paid at the end of each calendar month a fee at the annual rate of 1.350% of the average monthly value of the Managed Assets of the fund (the “Management Fee”). The term “Managed Assets” means the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness. The fund had no leverage for the fiscal period ended October 31, 2022.
(4)	The Advisor is also paid an Incentive Fee. The Incentive Fee is described below under “Management of the Fund – Advisory Agreement”. The fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Advisor during certain periods. However, the Incentive Fee is based on the fund’s performance and will not be paid unless the fund achieves certain performance targets. The fund expects the Incentive Fee the fund pays to increase to the extent the fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal period ended October 31, 2022. See “Management of the Fund – Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.
(5)	In connection with Class S Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and in connection with Class D Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.25% per annum of the aggregate value of the fund’s Class D shares, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable quarterly. The Distributor may pay all or a portion of the
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Distribution and Service Fee to the broker-dealers that sell Shares of the fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fee” below.
(6)	“Other Expenses” are based on estimated amounts for the current fiscal year. Other Expenses include the fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses.
(7)	“Acquired Fund Fees and Expenses” are based on indirect net expenses associated with the fund’s investments in underlying investment companies.
(8)	The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.60% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding advisory and incentive fees, interest expense, 12b-1 fees, and any cashiering or other investment servicing fees. This agreement expires on February 28, 2024, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock-advised funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time

For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*

Cumulative Expenses Paid for the Period of:
Expenses ($)	Class I		Class S		Class D
	Sold	Not Sold	Sold	Not sold	Sold	Not Sold
Year 1	40	20	82	63	57	38
Year 3	87	87	143	143	108	108

The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.

*The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

If your Shares are repurchased by the fund in the first year that you hold them, they will be subject to the 2% Early Repurchase Fee. The 1-year expense figure for such Shares under the assumptions of this example would be $40 for Class I Shares, $82 for Class S Shares and $57 for Class D Shares.

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The fund bears all costs of its organization and operation, including but not limited to expenses of preparing, printing and mailing all shareholders’ reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to Shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the fund’s plan of distribution; fees and expenses of custodians including those for keeping books and accounts maintaining a committed line of credit and calculating the NAV of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the fund (including an allocable portion of the cost of the Advisor’s employees rendering such services to the fund); the compensation and expenses of officers and Trustees (other than persons serving as President or Trustee who are otherwise affiliated with the funds the Advisor or any of their affiliates); expenses of Trustees’ and shareholders’ meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

$186,565 of offering costs were expensed during the period ended October 31, 2022 and $471,835 of unamortized offering costs are included in “Other assets” within the fund’s Statement of assets and liabilities.

The Advisor shall be entitled to receive from the fund as compensation for its services both a Management Fee and an Incentive Fee.

The Advisor shall be paid at the end of each calendar month a fee at the annual rate of 1.350% of the average monthly value of the Managed Assets of the fund (the “Management Fee”). The term “Managed Assets” means the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness.

The fund also pays the Advisor an Incentive Fee (the “Incentive Fee”) as follows:

The Incentive Fee is earned on Pre-Incentive Fee Net Investment Income, as defined below, attributable to each Share Class, and shall be calculated and accrued on a monthly basis while being determined and payable in arrears as of the end of each fiscal quarter beginning on and after the commencement of the first fiscal quarter following the one-year anniversary of the effective date of the Advisory Agreement.

Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:

•	No Incentive Fee shall be payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.25% per quarter based on the Class’s average beginning monthly net assets for the applicable quarterly payment period (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) (the “Quarterly Return”), or 5.00% annualized;
•	All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.4286% of the average beginning monthly net assets of that Class (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) for the fiscal quarter (5.714% annualized), shall be payable to the Advisor; and
•	For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.4286% of the Class’s average beginning monthly net assets (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the
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payment period), the Incentive Fee with respect to that Class shall equal 12.5% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income,” with respect to each Class, is defined as the Class’s share of net investment income (allocated based on the net asset value of the Class relative to the fund as a whole), which will include investment income earned by the fund (i.e., interest income, dividend income, etc.) reduced by (1) fund-related investment expenses (i.e., interest and dividend expense, expenses related to the execution of the investment strategy) and (2) after subtracting any reimbursement made by the Advisor to the fund pursuant to any expense waiver or cap arrangement agreed to between the Advisor and the fund, any other fund expenses, determined in accordance with US GAAP prior to the application of the Incentive Fee, except that such “other fund expenses” shall not include, without limitation, any payments under a Rule 12b-1 plan.

The following graphic highlights the operation of the Incentive Fee:

Quarterly Incentive Fee

Each Class’s Pre-Incentive Fee Net Investment Income

(expressed as a percentage of such Class’s average beginning monthly net asset value)

The Incentive Fee is accrued monthly and taken into account for the purpose of determining the fund’s net asset value. Accordingly, the repurchase price received by a Shareholder whose Shares are repurchased in a tender offer will be based on a valuation that will reflect an Incentive Fee accrual, if any. The Incentive Fee presents certain risks that are not present in funds without an Incentive Fee. A discussion of these risks is set forth under “Risk Factors – Effect of the Advisor’s Incentive Fee”.

Pursuant to the Service Agreement, the Advisor is responsible for providing, at the expense of the fund, certain financial, accounting and administrative services such as legal services, tax, accounting, valuation, financial reporting and performance, compliance and service oversight. Pursuant to the Service Agreement, the Advisor shall determine, subject to Board approval, the expenses to be reimbursed by the fund, including an overhead allocation. The payments under the Service Agreement are not intended to provide a profit to the Advisor. Instead, the Advisor provides the services under the Service Agreement because it also provides advisory services under the Investment Advisory Agreement. The reimbursement shall be paid monthly in arrears by the fund.

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FINANCIAL HIGHLIGHTS

This table details the financial performance of the fund, including total return information showing how much an investment in the fund has increased or decreased each period (assuming reinvestment of all dividends and distributions).

The financial statements of the fund as of October 31, 2022 have been audited by Ernst & Young LLP, the fund’s independent registered public accounting firm. The report of Ernst & Young LLP, along with the fund’s financial statements in the fund’s annual report for the fiscal period ended October 31, 2022, has been incorporated by reference into the SAI. Copies of the fund’s most recent annual report are available upon request.

CLASS I SHARES Period ended	10-31-22[1]
Per share operating performance
Net asset value, beginning of period	$20.00
Net investment income[2]	0.09
Net realized and unrealized gain (loss) on investments	(0.25)
Total from investment operations	(0.16)
Net asset value, end of period[3]	$19.84
Total return (%)[4]	(0.80)[5]
Ratios and supplemental data
Net assets, end of period (in millions)	$99
Ratios (as a percentage of average net assets):
Expenses before reductions	3.90[6]
Expenses including reductions	1.94[6]
Net investment income	1.48[7]
Portfolio turnover (%)	17

1	Period from 7-11-22 (commencement of operations) to 10-31-22.
2	Based on average monthly shares outstanding.
3	The fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. No secondary market for the fund’s shares exists.
4	Total returns would have been lower had certain expenses not been reduced during the period.
5	Not annualized.
6	Annualized. Certain expenses are presented unannualized.
7	Annualized.
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CLASS D SHARES Period ended	10-31-22[1]
Per share operating performance
Net asset value, beginning of period	$20.00
Net investment income[2]	0.08
Net realized and unrealized gain (loss) on investments	(0.26)
Total from investment operations	(0.18)
Net asset value, end of period[3]	$19.82
Total return (%)[4,5]	(0.90)[6]
Ratios and supplemental data
Net assets, end of period (in millions)	$—[7]
Ratios (as a percentage of average net assets):
Expenses before reductions	4.15[8]
Expenses including reductions	2.19[8]
Net investment income	1.24[9]
Portfolio turnover (%)	17

1	Period from 7-11-22 (commencement of operations) to 10-31-22.
2	Based on average monthly shares outstanding.
3	The fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. No secondary market for the fund’s shares exists.
4	Total returns would have been lower had certain expenses not been reduced during the period.
5	Does not reflect the effect of sales charges, if any.
6	Not annualized.
7	Less than $500,000.
8	Annualized. Certain expenses are presented unannualized.
9	Annualized.

CLASS S SHARES Period ended	10-31-22[1]
Per share operating performance
Net asset value, beginning of period	$20.00
Net investment income[2]	0.04
Net realized and unrealized gain (loss) on investments	(0.25)
Total from investment operations	(0.21)
Net asset value, end of period[3]	$19.79
Total return (%)[4,5]	(1.05)[6]
Ratios and supplemental data
Net assets, end of period (in millions)	$—[7]
Ratios (as a percentage of average net assets):
Expenses before reductions	4.75[8]
Expenses including reductions	2.79[8]
Net investment income	0.64[9]
Portfolio turnover (%)	17

1	Period from 7-11-22 (commencement of operations) to 10-31-22.
2	Based on average monthly shares outstanding.
3	The fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. No secondary market for the fund’s shares exists.
4	Total returns would have been lower had certain expenses not been reduced during the period.
5	Does not reflect the effect of sales charges, if any.
6	Not annualized.
7	Less than $500,000.
8	Annualized. Certain expenses are presented unannualized.
9	Annualized
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THE FUND

The fund commenced operations on July 11, 2022 and is a continuously offered non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The fund was organized on September 27, 2021, as a Massachusetts business trust pursuant to an Agreement and Declaration of Trust (the “Declaration of Trust”).

The following provides information about the fund’s outstanding securities as of October 31, 2022.

Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding
Class I no par value	Unlimited	5,000	5,000,000
Class S no par value	Unlimited	0	2,500
Class D no par value	Unlimited	0	2,500

The fund’s principal office is located at the Advisor’s offices at 200 Berkeley Street, Boston, Massachusetts, 02116. The Advisor’s telephone number is 617-663-2430. Investment advisory services are provided to the fund by the Advisor, John Hancock Investment Management LLC, a limited liability company organized under Massachusetts law, pursuant to an investment advisory agreement approved by the fund’s Board of Trustees (the “Advisory Agreement”). Under the supervision of the Advisor and oversight by the Board of Trustees of the fund (the “Board”), Marathon Asset Management LP (the “Subadvisor” or “Marathon”) handles the fund’s portfolio management activities. The fund’s business and affairs are overseen by the Board.

USE OF PROCEEDS

The net proceeds to the fund will be invested in accordance with the fund’s investment objective and policies (as stated below) as soon as practicable. The fund currently anticipates being able to do so, under normal circumstances within three months after receipt. Pending investment of the net proceeds in accordance with the fund’s investment objective and policies, the fund will invest in high-quality, short-term debt securities, cash and/or cash equivalents. Investors should expect, therefore, that before the fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the fund would earn interest income at a modest rate. If the fund’s investments are delayed, the first planned distribution could consist principally of a return of capital.

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INVESTMENT PROGRAM

Investment Objective and Principal Investment Strategies

Investment Objective

The fund’s investment objective is to seek to provide high current income and to a lesser extent capital appreciation. The Board may change the investment objective of the fund without Shareholder approval.

Investment Strategies

Under normal circumstances, the fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments (“Asset-Based Lending Investments”), which may include investments in distressed loans. Asset-Based Lending Investments are investments in loans secured by an asset and include, among other investments:

•	Healthcare Loans & Royalty-Backed Credit: healthcare loans secured by revenue and intellectual property rights primarily on FDA-approved drugs and devices and royalty streams secured primarily by FDA-approved drugs and devices;
•	Transportation Assets: transportation assets such as loans and leases backed by commercial aircraft, aircraft engines, shipping vessels or other transportation and equipment;
•	Residential Real Estate Lending: the origination and acquisition of residential real estate loans and legacy mortgage loan pools, including distressed or nonperforming loans, and newly originated non-agency mortgage loans;
•	Commercial Real Estate Lending: the origination and acquisition of commercial real estate loans secured by housing-related and traditional commercial real estate property types;
•	Consumer-Related Assets: acquisition of consumer loans, including distressed or nonperforming loans; high-yield asset-backed securities (“ABS”) backed by various forms of non-mortgage household debt largely focused on select market segments such as: automobile loans and leases, credit cards and personal installment loans; and other types of consumer loans;
•	Corporate Asset-Based Credit: asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets; and
•	Liquid Securitized Credit: securities backed by residential real estate (“RMBS”), commercial real estate (“CMBS”), collateralized mortgage obligations (“CMOs”), secured corporate loans (“CLOs”) and ABS.

Except for RMBS, CMBS, CMOs, CLOs and ABS, which may range from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity), most loans and investments are not rated. If a loan or investment is rated, it will usually be rated by S&P Global Ratings, Moody’s Investors Service, Inc., Fitch Ratings, Kroll Bond Rating Agency or DBRS Morningstar, and may be rated below investment-grade. Disclosure regarding the ratings of each of these rating agencies is included in the SAI.

The fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The fund will primarily invest in financings sourced through proprietary means using relationships of the Subadvisor rather than traditional channels such as public markets, and seeks to

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benefit from expected premiums arising in such financings from, among other things, the bespoke nature of each financing. Investments will be made across a broad range of market sectors and asset types based on the Subadvisor’s ongoing evaluation of investment opportunities. The Subadvisor will seek to capitalize on its transaction valuation assessment and capital structure expertise, while attempting to protect against downside risks through protective loan covenants, conservative collateral valuation and active asset management.

The fund is not limited to the Asset-Based Lending Investments and may invest in other asset-based lending investments as well as other types of investments consistent with its investment objective and policies.

The manager may consider environmental, social, and/or governance (“ESG”) factors, alongside other relevant factors, as part of its investment process. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments.

The fund is authorized to use all of the various investment strategies referred to under “Risks Factors — Hedging, Derivatives and Other Strategic Transactions Risk” including, but not limited to, futures contracts, interest rate swaps, options, reverse repurchase agreements, and swaps.

For temporary or defensive purposes, the fund may also invest its assets in cash, money market instruments, or other investment-grade short-term securities, and it may also employ derivative strategies for hedging purposes.

The fund may create or organize or otherwise utilize special purpose subsidiaries or other special purpose investment vehicles (“SPVs”), which are wholly-owned subsidiaries of the fund, to facilitate the fund’s investment strategy. Certain fund investments may be held by these SPVs.

Except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of the fund are not fundamental and may be changed at the discretion of the Board. The fund’s fundamental investment policies are listed in the SAI.

These general descriptions summarize certain investment strategies that may be pursued by the fund. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the fund.

Portfolio Construction Process

The Subadvisor will determine a sector level asset allocation. The Subadvisor’s fundamental analysis takes into account a number of factors in its asset allocation, including, but not limited to, portfolio level credit risk, geographical and industry diversification, interest rate risk, capital deployment optimization, and macroeconomic conditions. The availability of origination and acquisition opportunities, in conjunction with the Subadvisor’s fundamental views regarding each sector, will play a significant role in determining the fund’s sector level asset allocation. Sector allocation decisions may change over time as factors used in making such allocation change, including the availability of investments in a particular sector. In considering investments for the fund, the Subadvisor also considers various criteria including, without limitation, return profile, scalability, financing options, and the associated risks and mitigants.

Except to the extent the fund must comply with 1940 Act and IRS diversification requirements, the fund is not limited in the amount of its assets that may be allocated to any particular sector but generally seeks under normal circumstances, the following allocations:

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Sector Allocations	Percentage of the Fund’s Net Assets
Healthcare Loans and Royalty Backed Credit	10-25%
Transportation Assets	10-25%
Residential Real Estate Lending	10-25%
Commercial Real Estate Lending	10-25%
Consumer-Related Assets	10-25%
Corporate Asset-Based Credit	0-10%
Liquid Securitized Credit	At Least 10%

The fund is not constrained by this sector allocation which may change at any time. The fund initially anticipates investing a higher percentage of its assets in the Liquid Securitized Credit sector, including RMBS, CMBS, CMOs, CLOs and ABS.

Portfolio Composition

Healthcare Loans and Royalty-Backed Credit Investments

The fund will invest in senior secured loans, royalty debt, and royalty acquisitions of FDA-approved drugs and devices. Investments in this sector are typically highly covenanted and fully secured by plant, property, equipment, and IP rights.

When investing in the healthcare sector, the fund seeks to achieve a high level of asset-based principal protection with low volatility and high cash flow. The fund’s investments may include:

a)	Asset-Based Senior-Secured Lending. Senior secured credit facilities collateralized by all assets of the borrower including inventory, plants, property & equipment, IP/patents, and stock pledges. Provides non-dilutive capital to borrowers and high cashflow-based yield with downside protection to lenders.
b)	Royalty Acquisition. Acquire economic rights to future royalties and milestones derived from existing license agreements. Maximizes upfront proceeds to seller with predictable returns.
c)	Royalty-based Financing. Royalty-based financing structured as synthetic royalty transaction whereby investments are collateralized by specific assets and are monetized through revenues generated from the assets. Alternative form of non-dilutive capital while generating high current yields.
d)	Debt with Equity Upside. Term loans with detachable warrants, convertible debt, and preferred equity. Creative solutions with strong enforceable covenants and equity upside.

Transportation Assets

Commercial Aviation Investments

The fund will invest in commercial aircraft or aircraft engine lease transactions. The fund will primarily focus on the most in demand aircrafts and aircraft engines and may invest in a range of commercial aircraft

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types, including both narrowbody and widebody aircraft. The Subadvisor will utilize its experienced aviation professionals and the professional relationships that it maintains throughout the value chain of aviation assets to source aircraft and aircraft engine investments. Commercial aircraft and aircraft engine lease transactions may be sourced directly from the following types of parties: airlines, original equipment manufacturers, aviation lessors, financial institutions, industry consultants, brokers, refurbishment businesses, as well as through vendor, independent and Wall Street research and professional trade representatives who are members of the International Air Transport Association. The fund will invest in commercial aircraft and aircraft engine lease transactions that the Subadvisor believes provide a potentially attractive investment opportunity, both in the United States and internationally with additional protection through the Capetown Convention. The fund may also invest in aviation-related asset-backed securities and other aviation-related instruments or securities, including aircraft and aircraft engine lease receivables and enhanced equipment trust certificates.

The fund will pursue a flexible and opportunistic approach to investing in commercial aircraft and aircraft engine lease transactions. Typically, the age of the fund’s assets at acquisition will range between zero and twenty-five years, and may encompass the full range of the aircraft or aircraft engine lifecycle, including new aircrafts or aircraft engines, mid-life aircrafts or aircraft engines and end-of-life aircrafts or aircraft engines. While the fund will focus on investing in early to mid-life commercial aircrafts or aircraft engines, the fund may also invest in end-of-life aircrafts or aircraft engines. Generally, an aircraft or aircraft engine that is four years old or less, with between eight and fifteen years remaining on its lease term, is considered “new” whereas an aircraft or aircraft engine that is between five and twenty years old that is acquired from a lessor, airline or asset manager is considered “mid-life”. “End-of-life” aircrafts or aircraft engines are those that are approaching the end of their useful lives, typically ending with a “part-out” wherein the parts of the aircraft or aircraft engine are disposed of at the piece-part level, as the aircraft or aircraft engine approaches its thirty-year useful life.

The commercial aircraft and aircraft engine lease transactions acquired by the fund will generally be subject to “triple-net” operating leases, whereby the lessee is responsible for maintenance, insurance and taxes. Generally, such lease agreements will be subject to unconditional lease payments for the term of the lease, regardless of the circumstances affecting the aircraft or aircraft engine or the lessee. The creditworthiness of any commercial airlines lessees is of paramount importance and will be thoroughly evaluated, because, in the event of default, the airline may default on its lease and return the aircraft or aircraft engine.

As part of the fund’s aviation strategy, the Subadvisor will also seek to capitalize on the aviation secondary market in which leasing companies may sell aircraft or aircraft engine leases in order to lower the average age of their aircraft or aircraft engine portfolio. The Subadvisor believes that the opportunities in the aviation secondary market are growing due to the increase in supply to keep up with consistent airline traffic growth, the demand for new fuel efficient aircrafts and airline carriers’ continued desire to lease rather than own airplanes.

Shipping Loan Investments

The fund will invest or originate commercial shipping loans and may invest in a range of commercial ship types, including containerships, dry bulk vessels, tankers, and U.S. domestic tugs and barges. Investments will focus primarily on the smaller to medium sized vessels that carry a diversified cargo base, support growing trade, market liquidity, or have barriers to entry. The Subadvisor will utilize its experienced and dedicated shipping team with asset expertise across containerships, dry bulk vessels, and crude tankers.

The fund will target in-demand vessels that are mission critical assets and service growing trade routes and are relied upon by a variety of counterparties. Additionally, the fund plans to execute sale-and-leasebacks with quality counterparties at attractive rates as well as acquire deeply discounted assets from reorganizing

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or liquidating companies. There opportunity may also exist to acquire discounted notes or non-performing loans from other lenders, allowing access to collateral at significant discounts.

Residential Real Estate Investments

The fund will seek to achieve attractive risk-adjusted returns through originating or purchasing pools of performing and sub-performing loans in urban and suburban markets with improving credit profiles. The Subadvisor expects that these loans will be collateralized by residential properties and possess embedded equity, resulting in consistent monthly cash flows with lower volatility. The Subadvisor believes that performing and sub-performing mortgages provide an attractive opportunity for value-added active asset management. The fund will focus on underwriting sub-performing borrowers that have demonstrated the ability to consistently support modified mortgage payments.

The fund will seek to capitalize on alternative sourcing channels, where the Subadvisor believes the fund can source residential real estate investment opportunities that are smaller in size, less competitively sponsored, and often can be purchased at more attractive levels than larger “bulk” opportunities. While the fund will primarily seek to identify opportunities to originate loans for U.S. households, it will also opportunistically seek to identify similar opportunities in Europe. The fund’s pipeline of opportunities includes the purchase and aggregation of legacy whole loan pools, the origination of Non-Qualified Mortgages to creditworthy borrowers, and select asset-based corporate lending opportunities with a total addressable market of $12 trillion:

a)	Legacy Whole Loan Portfolios. The Subadvisor will source loan pools from its extensive network of non-traditional channels, such as regional banks, FDIC-controlled banks and asset managers. Loans sourced from these channels are generally smaller in size and therefore face less competition versus larger pool offerings. Smaller pools also tend to transact at higher yields because each pool is generally too small to securitize on a stand-alone basis. The fund may be able to aggregate loans from smaller pools into larger-sized pools for securitization or sale to a third party, resulting in value extraction.
b)	Origination of Non-Qualified Mortgage (“Non-QM”) Loans. The fund intends to originate or purchase first lien, non-agency mortgages that do not meet the strict standards of the government Qualified Mortgage program. In the Subadvisor’s view, the availability of mortgage credit has remained constrained post-crisis and is generally only available to prime borrowers, creating an opportunity with respect to qualified borrowers who are underserved by the current regime of restrictive mortgage lending standards.

Commercial Real Estate Investments

The fund seeks to optimize the deployment of capital in the commercial real estate sector by originating and purchasing loans backed by commercial real estate properties. This includes deploying capital when there are dislocations and inefficiencies within property sub-sectors and sub-markets primarily across the United States and Europe. The fund will also target housing-focused sectors, specifically multifamily, self-storage, Single Family Rental (“SFR”) and Build for Rent (“BFR”) sectors.

The fund may also originate commercial real estate loans across property types in the middle-market segment with loan balance targets from $25-$125 million.

The Subadvisor seeks to find attractive relative value opportunities across a range of potential commercial real estate investment types:

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a)	Housing-Focused Strategies:
i.	Agency Risk Transfer Investments. The Subadvisor actively invests in seasoned Freddie Mac Agency risk transfer transactions. These B-pieces are collateralized by multifamily loans, specifically suburban garden style multifamily. The seasoned nature of these investments allows the Subadvisor to underwrite multiple years of cash flow history, which often supports the property price appreciation embedded within the investment trusts. The fund benefits from regular multifamily property level cash flows and securitized term funding to generate attractive risk-adjusted returns.
ii.	Origination of Single-Family Rental & Multifamily Loans. The Subadvisor sources and originates first lien mortgage loans secured by single family rental and multifamily properties across the U.S. These loans feature either a lease up of a newly constructed project or a light value-add component. Exit for these investments is typically an Agency take-out financing.
b)	Traditional Commercial Real Estate:
i.	Origination of Commercial Real Estate Loans. The Subadvisor sources and originates commercial real estate mortgage loans secured by various property types in need of value-add through our bridge lending initiative. Once a loan has been underwritten, there is the potential to enhance yields through: (1) securitization, (2) term financing a pool of assets, or (3) selectively selling A-notes, senior interests in investments.
ii.	Purchases of Commercial Real Estate Loans in the Secondary Market. The fund purchases loans in the secondary market from banks, insurance companies, and finance companies.
iii.	Mezzanine Loans, B-Notes, and Preferred Equity Interests. Investments that are subordinate or otherwise junior in a borrower’s capital structure offer term funding and can be attractive to the fund.

Consumer Based Loans and Asset-Backed Securities

The fund will invest in consumer based credit. Consumer credit encompasses all forms of non-mortgage household debt and is largely focused on select market segments such as: automobile loans and leases, and credit cards and personal installment loans. The Subadvisor utilizes its relationships with originators and financial sponsors to source opportunities across the consumer credit marketplace with strong credit profiles, high cash-flow yields, and the potential for term securitization financing. Through a combination of forward flow whole loan purchases, secondary loan pools, and structured transactions, the Subadvisor has deployed capital in investments representing over $1 billion of consumer credit collateral. Investments are usually made in either whole loan or securitized form. Whole loan investments can include pools of performing, securitization-eligible loans that are originated according to the Subadvisor’s stringent credit and pricing criteria, or the purchase of distressed loan pools. Securitized investments typically consist of higher yielding, term-financed residual tranches that are collateralized by high quality, performing loans. Below, we describe two major consumer debt markets and the investment opportunities available in each market:

a)	Auto Loans. The auto loan sector has grown rapidly in the post-crisis era and now totals over $1.4 trillion of debt outstanding. In the post-COVID period, delinquencies have decreased significantly as a result of more restrictive underwriting and returns on assets have increased as a result of higher
34

loan pricing. We believe opportunities exist to purchase whole loans from strong originators in need of growth capital as well as debt and equity tranches of securitized transactions.

b)	Personal Installment Loans. The personal consumer loan market has long been dominated by bank, brick and mortar, and credit card lenders. However, financial technology-based lending platforms have grown significantly in scale in recent years, with approximately $20 billion per year of personal loans originated pre-COVID. Both credit discipline and loan pricing have improved significantly post-COVID. Additionally, the health of the underlying prime consumer remains strong, with deleveraging household balance sheets, increased savings rates, and record low financial obligations ratios. Effective execution in the sector requires through-cycle consumer credit expertise as originator underwriting criteria and sourcing channels are constantly changing. The Subadvisor believes there is strong opportunity to purchase whole loans as well as debt and equity tranches of securitized transactions in the consumer credit sector.

Corporate Asset-Based Credit

The fund will focus on asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights. The fund will focus on asset-based lending opportunities, a market in which the Subadvisor has experience and market knowledge, and anticipates sourcing these assets in higher growth stage companies with limited access to public markets as well as more complex situations and through debtor in possession (“DIP”) loans.

The Subadvisor will seek out middle market and larger revenue-based companies that require funding for a specific asset purchase, growth capital, asset carve-out, restructuring or refinancing. The Subadvisor believes it will be able to capitalize on its understanding of complex markets and structures in order to benefit from any potential rise in valuation that these complex situations present on behalf of the fund. The Subadvisor also believes it has the ability to provide creative and constructive solutions for potential borrowers and, due to its network of industry participants, the ability to access and diligence companies that require such financing.

The Subadvisor believes it is well positioned to provide both asset based growth capital to companies with limited access to public markets as well as capital to stressed companies when they have the ability to carveout assets to use as collateral for needed liquidity. Due to the strong asset coverage, the regular cash flows and short to medium term maturities, the Subadvisor believes there will be ample opportunity to provide corporate asset-based financing with a potentially unique opportunity for the fund.

In addition, the fund may help to structure or participate in DIP loans. DIP loans are privately negotiated transactions that have individualized terms and are potentially an attractive source of financing for many stressed companies that enter bankruptcy protection. As first-lien securities on substantially all of the assets of a company, the Subadvisor believes DIP loans present an attractive lending tool for the fund. Due to the strict payment terms, the Subadvisor believes it will be able to mitigate the risks associated with these investments and potentially earn a higher rate of return for investors. The Subadvisor believes its extensive experience with restructurings and complex financing situations provides the fund with an excellent opportunity to provide secured lending solutions to corporations.

Liquid Securitized Credit: Securitized assets backed by RMBS, CMBS, CMOs, CLOs, and ABS

The fund may make investments in the liquid securitized credit markets. The Subadvisor intends to have a strong focus on underlying credit fundamentals, current and projected macroeconomic factors, cash flow of underlying assets, yield levels under different scenarios, financing and liquidity, real estate property

35

prices, delinquencies, default rates, recovery rates, foreclosure process, vintage of collateral, relative value and risk-adjusted returns.

Structured credit transactions are typically tranched into a capital structure of securities ranging from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity). More senior securities are protected by credit enhancement from more subordinate securities, as well as net interest margin between asset yield and liability yield. Additionally, performance triggers can divert cashflows in cases of unexpected underperformance. Structured credit cashflows are dependent on the prepayment, default and recovery performance of the underlying asset pools, among other factors.

The Subadvisor intends to capitalize on the diversity of underlying asset types and fixed income proprieties (for example, fixed versus floating securities) to construct a portfolio of investment grade and high-yield structured securities across the following sectors:

RMBS – Securities backed by residential mortgage loans. Relevant underlying asset types include legacy mortgage loans (generally issued prior to the Great Financial Crisis of 2008), Non-QM mortgage loans that do not meet Agency Qualified Mortgage (“QM”) standards, jumbo mortgage loans, and credit risk transfer securities issued by Fannie Mae and Freddie Mac.

Commercial Mortgage-Backed Securities (“CMBS”) – Securities backed by commercial real estate mortgage loans. Relevant sub-sectors include Single-Asset Single Borrower transactions (“SASB”), Commercial Real Estate Collateralized Loan Obligations (“CRE CLO”), multi-asset conduit CMBS and Single-family Rental (“SFR”) securities. These security types are backed by a variety of commercial mortgage loans that span the major commercial real estate sectors: office, industrial, multifamily, hospitality, retail and single-family rental homes.

CMOs – CMOs generally are bonds or certificates issued in multiple classes that are collateralized by or represent an interest in mortgages. CMOs may be issued by single-purpose, stand-alone finance subsidiaries or trusts of financial institutions, government agencies, investment banks or other similar institutions. Each class of CMOs, often referred to as a “tranche,” may be issued with a specific fixed coupon rate (which may be zero) or a floating coupon rate. Each class of CMOs also has a stated maturity or final distribution date. Principal prepayments on the underlying mortgages may cause the CMOs to be retired substantially earlier than their stated maturities or final distribution dates. Interest is paid or accrued on CMOs on a monthly, quarterly or semiannual basis. The principal of and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. The general goal sought to be achieved in allocating cash flows on the underlying mortgages to the various classes of a series of CMOs is to create tranches on which the expected cash flows have a higher degree of predictability than the underlying mortgages. In creating such tranches, other tranches may be subordinated to the interests of these tranches and receive payments only after the obligations of the more senior tranches have been satisfied. As a general matter, the more predictable the cash flow is on a CMO tranche, the lower the anticipated yield will be on that tranche at the time of issuance. As part of the process of creating more predictable cash flows on most of the tranches in a series of CMOs, one or more tranches generally must be created that absorb most of the volatility in the cash flows on the underlying mortgages. The yields on these tranches are relatively higher than on tranches with more predictable cash flows. Because of the uncertainty of the cash flows on these tranches, and the sensitivity of these transactions to changes in prepayment rates on the underlying mortgages, the market prices of and yields on these tranches tend to be highly volatile. The market prices of and yields on tranches with longer terms to maturity also tend to be more volatile than tranches with shorter terms to maturity due to these same factors. To the extent the mortgages underlying a series of a CMO are so-called “subprime mortgages” (mortgages granted to borrowers whose credit history is not sufficient to obtain a conventional mortgage), the risk of default is

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higher, which increases the risk that one or more tranches of a CMO will not receive its predicted cash flows.

CMOs purchased by the fund may be:

1.	collateralized by pools of mortgages in which each mortgage is guaranteed as to payment of principal and interest by an agency or instrumentality of the U.S. government;
2.	collateralized by pools of mortgages in which payment of principal and interest is guaranteed by the issuer and the guarantee is collateralized by U.S. government securities; or
3.	securities for which the proceeds of the issuance are invested in mortgage securities and payment of the principal and interest is supported by the credit of an agency or instrumentality of the U.S. government.

CLOs and Collateralized Debt Obligations (“CDOs”) – Securities backed by senior secured corporate loans and other legacy securities. The fund’s investment activity is expected to be focused on transactions backed by larger, more established issuers in the Bank Syndicated Loan (“BSL”) CLO market. The fund may selectively participate in transactions backed by smaller issuers in the middle market loan segment. CDO investments are typically backed by legacy RMBS, CMBS and ABS securities and can offer the potential for a higher-yielding option versus investing in the underlying assets.

ABS – Securities backed by other, typically consumer-focused, assets. Relevant underlying asset types include credit cards, auto loans, student loans, home equity loans and equipment receivables.

Loan Origination

The fund will have the flexibility to originate a wide variety of loans, including, for example, senior secured loans, junior secured loans and mezzanine loans and other secured and unsecured debt that has been recently originated or that trade on the secondary market. Subject to fund’s other investment policies and limitations, the fund would have the flexibility to originate loans with various maturities and durations and to originate loans to borrowers globally. The Subadvisor expects that it would generally select loan origination opportunities by employing a bottom-up, disciplined credit approach driven by fundamental, independent research and by taking into account the asset quality, coverage ratios, return profile, scalability, holding period and associated risks and mitigants of such loan origination opportunities. The Subadvisor utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques and would incorporate potential loan originations into such strategies. The Subadvisor will attempt to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, loan origination opportunities that may provide positive risk-adjusted returns based on its analysis of the borrower’s credit characteristics.

The fund reserves the right to service loans it originates in accordance with applicable law and SEC guidance. For example, the Subadvisor will handle some asset management/servicing in-house including on aircrafts, aircraft engines, and commercial real estate, which may include collection of payments, monitoring of property financial condition and loan compliance, and, following a default, modifying underlying loans, foreclosing on the underlying collateral and selling foreclosed properties and/or defaulted loans.

There are no current explicit limits on the amount of loans the fund may originate to issuers in the same industry. However, the fund is targeting no more than 25% in any one strategy / collateral type.

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With respect to loan origination, the Subadvisor’s investment process begins with the relevant portfolio management team, which establishes a rigorous sourcing and underwriting process that the Subadvisor believes positions it to capitalize on a broad universe of asset-based investment opportunities. This process is overseen by the portfolio managers, under the direction of the Subadvisor’s Chief Investment Officer, and with contribution from senior investment professionals who focus on idea and opportunity generation. Once an opportunity has been identified, it is presented to senior members of the relevant portfolio management team and evaluated based on, among other factors, risk, mitigants, potential return and scalability. If senior members of the relevant portfolio management team believe the opportunity is attractive, then the investment due diligence process commences. This process is performed by senior investment professionals and generally involves a comprehensive cash flow analysis of the underlying assets, underwriting of counterparty credit risk, internal and external asset valuation analysis, on-site due diligence (if necessary) and negotiation of investment terms (pricing and covenants). Senior members of the portfolio management team provide feedback during the due diligence process. A detailed investment memorandum is then prepared by the portfolio management team and presented to the Subadvisor’s Investment Committee for required approval. The Subadvisor focuses on mitigating tail events through stress testing its underwriting assumptions and working closely with asset management and in-house legal personnel to structure loan level covenants that help to mitigate tail risks. The Subadvisor seeks to achieve these goals through an integrated approach with equal emphasis on underwriting, asset management and legal expertise.

The Subadvisor does not have its own on-line lending platform but reserves the right to create such a platform in the future.

Leverage

The fund may use leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of Shares and/or bridge the financing of investments in Asset-Based Lending Investments). As stated above, the fund may create or organize or otherwise utilize SPVs, which are wholly-owned subsidiaries of the fund, to facilitate the fund’s investment strategy. Certain fund investments may be held by these SPVs. The fund’s use of leverage may increase or decrease from time to time in its discretion and the fund may, in the future, determine not to use leverage. The use of leverage creates an opportunity for increased investment returns, but also creates risks for Shareholders.

The use of leverage, if employed, is subject to numerous risks. When leverage is employed, the fund’s net asset value and any distributions to holders of the fund’s Shares will be more volatile than if leverage was not used. Changes in the value of the fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the holders of Shares. If there is a net decrease or increase in the value of the fund’s investment portfolio, leverage will decrease or increase, as the case may be, the net asset value per Share to a greater extent than if the fund did not utilize leverage. The fund’s leveraging strategy may not be successful.

The fund is not permitted to incur indebtedness (aggregated with any SPVs), including through the issuance of senior securities, unless immediately thereafter the total asset value of the fund’s portfolio (less all liabilities and indebtedness not represented by senior securities) is at least 300% of the aggregate amount of outstanding senior securities representing indebtedness (i.e., the aggregate amount of outstanding senior securities representing indebtedness may not exceed 33 1/3% of the fund’s total assets immediately after any borrowing or other issuance of senior securities representing indebtedness). When the fund borrows money, the fund intends to retire outstanding indebtedness to the extent necessary to maintain asset coverage of any outstanding indebtedness of at least 300%. Under the 1940 Act, the fund also is not permitted to issue a class of preferred shares unless immediately thereafter the fund’s asset coverage is at least 200% of the aggregate liquidation value of outstanding preferred shares (i.e., the aggregate liquidation

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value of outstanding preferred shares may not exceed 50% of the fund’s assets less all liabilities and indebtedness not represented by senior securities).

In addition to the asset coverage requirements under the 1940 Act, certain types of borrowings may result in the fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. In addition, the direct borrowings which the fund may incur will likely be secured by a lien on its assets. The cost associated with any issuance and use of leverage will be borne by the Shareholders and result in a reduction of the NAV of the fund’s Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and usage fees associated with direct borrowings.

Credit Facility

The fund (including SPVs of the fund) may leverage its portfolio by entering into one or more credit facilities. If the fund enters into a credit facility, the fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The fund would also likely have to indemnify the lenders under the credit facility against liabilities they may incur in connection therewith. In addition, the fund expects that any credit facility would contain covenants that, among other things, likely would limit the fund’s ability to pay distributions in certain circumstances, incur additional debt, change certain of its investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The fund expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurances that the fund will enter into an agreement for a credit facility, or one on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, a credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of preferred shares or debt securities or by the use of other forms of leverage.

Derivatives

The fund (including SPVs of the fund) may enter into derivative transactions that have economic leverage embedded in them. Derivative transactions that the fund may enter into and the risks associated with them are described elsewhere in this Prospectus. Derivatives associated with foreign currency transactions are subject to currency risk. For further information on the risks associated with derivatives see “Risk Factors – Hedging and Other Strategic Transactions Risk.” The fund cannot assure you that investments in derivative transactions that have economic leverage embedded in them will result in a higher return on its common shares.

Reverse Repurchase Agreements

The fund may enter into reverse repurchase agreements.

Under a reverse repurchase agreement, the fund sells a debt security and agrees to repurchase it at an agreed-upon time and at an agreed-upon price. The fund retains record ownership of the security and the right to receive interest and principal payments thereon. At an agreed-upon future date, the fund repurchases the security by remitting the proceeds previously received, plus interest. The difference between the amount the fund receives for the security and the amount it pays on repurchase is payment of interest. In certain types of agreements, there is no agreed-upon repurchase date and interest payments are calculated daily, often based on the prevailing overnight repurchase rate. A reverse repurchase agreement may be considered a form of leveraging and may, therefore, increase fluctuations in the fund’s NAV per share.

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Temporary Borrowings

The fund (including SPVs of the fund) may also borrow money as a temporary measure, including for the payment of dividends or tender offer proceeds and the settlement of securities transactions which otherwise might require untimely dispositions of fund securities.

Other Forms of Leverage

In addition to entering into one or more credit facilities, the fund (including SPVs of the fund) may also leverage its portfolio by issuing preferred shares.

Co-Investment

Under the 1940 Act, the fund is subject to certain regulatory restrictions in negotiating investments with entities, such as the Subadvisor and its affiliates, unless it obtains an exemptive order from the SEC. The fund, the Subadvisor and certain of its affiliates received such an exemptive order from the SEC on September 26, 2022, permitting co-investment with other funds managed by the Subadvisor or its affiliates in a manner consistent with the fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the order, the fund is permitted to co-invest with affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the fund’s Independent Trustees make certain conclusions in connection with a co-investment transaction, including, for example, that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the fund and its Shareholders and do not involve overreaching of the fund or its Shareholders by any person concerned and (2) the transaction is consistent with the interests of Shareholders and is consistent with the fund’s investment objective and strategies.

RISK FACTORS

The principal risks of investing in the fund are summarized in the Prospectus Summary above. Below are descriptions of the principal factors that may play a role in shaping the fund’s overall risk profile. The descriptions appear in alphabetical order, not in order of importance. For further details about the fund’s risks, including additional risk factors that are not discussed in this Prospectus because they are considered non-principal factors, see the fund’s SAI.

Changes in U.S. Law

Changes in the state and U.S. federal laws applicable to the fund, including changes to state and U.S. federal tax laws, or applicable to the Advisor, the Subadvisor and other securities or instruments in which the fund may invest, may negatively affect the fund’s returns to Shareholders. The fund may need to modify its investment strategy in the future in order to satisfy new regulatory requirements or to compete in a changed business environment.

Credit and Counterparty Risk

This is the risk that the issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter (“OTC”) derivatives contract (see “Risk Factors - Hedging, Derivatives, and Other Strategic Transactions Risk”), or a borrower of the fund’s securities will be unable or unwilling to make timely principal, interest, or settlement payments, or otherwise honor its obligations. Credit risk associated with investments in fixed-income securities relates to the ability of the issuer to make scheduled payments of principal and interest on an obligation. If the fund invests in fixed-income securities, it will be subject to varying degrees of risk that the issuers of the securities will have their credit ratings downgraded or will

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default, potentially reducing such fund’s share price and income level. Nearly all fixed-income securities are subject to some credit risk, which may vary depending upon whether the issuers of the securities are corporations, domestic or foreign governments, or their subdivisions or instrumentalities. U.S. government securities are subject to varying degrees of credit risk depending upon whether the securities are supported by the full faith and credit of the United States; the ability to borrow from the U.S. Treasury; only by the credit of the issuing U.S. government agency, instrumentality, or corporation; or otherwise supported by the United States. For example, issuers of many types of U.S. government securities (e.g., the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”), and Federal Home Loan Banks), although chartered or sponsored by Congress, are not funded by congressional appropriations, and their fixed-income securities, including asset-backed and mortgage-backed securities, are neither guaranteed nor insured by the U.S. government. An agency of the U.S. government has placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, these securities are subject to more credit risk than U.S. government securities that are supported by the full faith and credit of the United States (e.g., U.S. Treasury bonds). When a fixed-income security is not rated, a manager may have to assess the risk of the security itself. Asset-backed securities, whose principal and interest payments are supported by pools of other assets, such as credit card receivables and automobile loans, are subject to further risks, including the risk that the obligors of the underlying assets default on payment of those assets.

Funds that invest in below-investment-grade securities, also called junk bonds (e.g., fixed-income securities rated Ba or lower by Moody’s Investors Service, Inc. or BB or lower by S&P Global Ratings or Fitch Ratings, as applicable, at the time of investment, or determined by a manager to be of comparable quality to securities so rated) are subject to increased credit risk. The sovereign debt of many foreign governments, including their subdivisions and instrumentalities, falls into this category. Below-investment-grade securities offer the potential for higher investment returns than higher-rated securities, but they carry greater credit risk: their issuers’ continuing ability to meet principal and interest payments is considered speculative, they are more susceptible to real or perceived adverse economic and competitive industry conditions, and they may be less liquid than higher-rated securities.

In addition, the fund is exposed to credit risk to the extent that it makes use of OTC derivatives (such as forward foreign currency contracts and/or swap contracts) and engages to a significant extent in the lending of fund securities or the use of repurchase agreements. OTC derivatives transactions can be closed out with the other party to the transaction. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will be able to meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the Subadvisor intends to monitor the creditworthiness of contract counterparties, there can be no assurance that the counterparty will be in a position to meet its obligations, especially during unusually adverse market conditions.

Creditor Risk

Debt is generally subject to various creditor risks, including, but not limited to: (i) the possible invalidation of a loan as a “fraudulent conveyance” under the relevant creditors’ rights laws; (ii) so called lender liability claims by the issuer of the obligations; and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Additionally, adverse credit events with respect to any underlying property, such as missed or delayed payment of interest and/or principal, bankruptcy, receivership or distressed exchange, can significantly diminish the value of an investment in any such property.

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Distressed Loans Risk.

The fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.

Distribution Risk

There can be no assurance that quarterly distributions paid by the fund to Shareholders will be maintained at current levels or increase over time. The fund’s cash available for distribution may vary widely over the short- and long-term. If, for any calendar year, the total distributions made exceed the fund’s net investment taxable income and net capital gain, the excess generally will be treated as a return of capital to each Shareholder (up to the amount of the Shareholder’s basis in his or her share of the fund) and thereafter as gain from the sale of Shares. The amount treated as a return of capital reduces the Shareholder’s adjusted basis in his or her Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale of his or her Shares. Distributions in any year may include a substantial return of capital component. Distributions are not fixed but are declared at the discretion of the Board.

Economic and Market Events Risk

Events in certain sectors historically have resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructurings, and other similar events; governmental efforts to limit short selling and high frequency trading; measures to address U.S. federal and state budget deficits; social, political and economic instability in Europe; economic stimulus by the Japanese central bank; dramatic changes in energy prices and currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Both domestic and foreign equity markets have experienced increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage, and credit markets particularly affected. Financial institutions could suffer losses as interest rates were to rise or economic conditions deteriorate.

In addition, relatively high market volatility and reduced liquidity in credit and fixed-income markets may adversely affect many issuers worldwide. Actions taken by the U.S. Federal Reserve (Fed) or foreign central banks to stimulate or stabilize economic growth, such as interventions in currency markets, could cause high volatility in the equity and fixed-income markets. Reduced liquidity may result in less money being available to purchase raw materials, goods, and services from emerging markets, which may, in turn, bring down the prices of these economic staples. It may also result in emerging-market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their securities prices.

Beginning in March 2022, the Fed began increasing interest rates and has signaled the potential for further increases. As a result, risks associated with rising interest rates are currently heightened. It is difficult to accurately predict the pace at which the Fed will increase interest rates any further, or the timing, frequency or magnitude of any such increases, and the evaluation of macro-economic and other conditions could cause a change in approach in the future. Any such increases generally will cause market interest rates to rise and could cause the value of the fund’s investments, and the fund’s NAV, to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.

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In addition, as the Fed increases the target Fed funds rate, any such rate increases among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. These events and the possible resulting market volatility may have an adverse effect on the fund.

Political turmoil within the United States and abroad may also impact the fund. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States would be highly disruptive to the United States and global securities markets and could significantly impair the value of the fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many fund investments, and increase uncertainty in or impair the operation of the United States or other securities markets. In recent years, the U.S. renegotiated many of its global trade relationships and imposed or threatened to impose significant import tariffs. These actions could lead to price volatility and overall declines in U.S. and global investment markets.

Uncertainties surrounding the sovereign debt of a number of European Union (EU) countries and the viability of the EU have disrupted and may in the future disrupt markets in the United States and around the world. If one or more countries leave the EU or the EU dissolves, the global securities markets likely will be significantly disrupted. On January 31, 2020, the United Kingdom (UK) left the EU, commonly referred to as “Brexit,” and the UK ceased to be a member of the EU. Following a transition period during which the EU and the UK Government engaged in a series of negotiations regarding the terms of the UK’s future relationship with the EU, the EU and the UK Government signed an agreement regarding the economic relationship between the UK and the EU. While the full impact of Brexit is unknown, Brexit has already resulted in volatility in European and global markets. There remains significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict. This uncertainty may affect other countries in the EU and elsewhere, and may cause volatility within the EU, triggering prolonged economic downturns in certain countries within the EU. Despite the influence of the lockdowns, and the economic bounce back, Brexit has had a material impact on the UK’s economy. Additionally, trade between the UK and the EU did not benefit from the global rebound in trade in 2021 and remained at the very low levels experienced at the start of the coronavirus (COVID-19) pandemic in 2020, highlighting Brexit’s potential long-term effects on the UK economy.

In addition, Brexit may create additional and substantial economic stresses for the UK, including a contraction of the UK economy and price volatility in UK stocks, decreased trade, capital outflows, devaluation of the British pound, wider corporate bond spreads due to uncertainty and declines in business and consumer spending as well as foreign direct investment. Brexit may also adversely affect UK-based financial firms that have counterparties in the EU or participate in market infrastructure (trading venues, clearing houses, settlement facilities) based in the EU.

Additionally, the spread of the coronavirus (COVID-19) pandemic is likely to continue to stretch the resources and deficits of many countries in the EU and throughout the world, increasing the possibility that countries may be unable to make timely payments on their sovereign debt. These events and the resulting market volatility may have an adverse effect on the performance of the fund.

A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, which may lead to less liquidity in certain instruments, industries, sectors or the markets generally, and may ultimately affect fund performance. For example, the coronavirus (COVID-19) pandemic has resulted and may continue to result in significant disruptions to global business

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activity and market volatility due to disruptions in market access, resource availability, facilities operations, imposition of tariffs, export controls and supply chain disruption, among others. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the fund’s performance, resulting in losses to your investment.

The United States responded to the coronavirus (COVID-19) pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act, a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals adversely impacted by the coronavirus (COVID-19) pandemic. In late December 2020, the government also passed a spending bill that included $900 billion in stimulus relief for the coronavirus (COVID-19) pandemic. Further, in March 2021, the government passed the American Rescue Plan Act of 2021, a $1.9 trillion stimulus bill to accelerate the United States’ recovery from the economic and health effects of the coronavirus (COVID-19) pandemic. In addition, in mid-March 2020 the Fed cut interest rates to historically low levels and promised unlimited and open-ended quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system, establishing swap lines with other major central banks to provide dollar funding, establishing a program to support money market funds, easing various bank capital buffers, providing funding backstops for businesses to provide bridging loans for up to four years, and providing funding to help credit flow in asset-backed securities markets. The Fed also extended credit to small- and medium-sized businesses.

Political and military events, including in Ukraine, North Korea, Russia, Venezuela, Iran, Syria, and other areas of the Middle East, and nationalist unrest in Europe and South America, also may cause market disruptions.

As a result of continued political tensions and armed conflicts, including the Russian invasion of Ukraine commencing in February of 2022, the extent and ultimate result of which are unknown at this time, the United States and the EU, along with the regulatory bodies of a number of countries, have imposed economic sanctions on certain Russian corporate entities and individuals, and certain sectors of Russia’s economy, which may result in, among other things, the continued devaluation of Russian currency, a downgrade in the country’s credit rating, and/or a decline in the value and liquidity of Russian securities, property or interests. These sanctions could also result in the immediate freeze of Russian securities and/or funds invested in prohibited assets, impairing the ability of the fund to buy, sell, receive or deliver those securities and/or assets. These sanctions or the threat of additional sanctions could also result in Russia taking counter measures or retaliatory actions, which may further impair the value and liquidity of Russian securities. The United States and other nations or international organizations may also impose additional economic sanctions or take other actions that may adversely affect Russia-exposed issuers and companies in various sectors of the Russian economy. Any or all of these potential results could lead Russia’s economy into a recession. Economic sanctions and other actions against Russian institutions, companies, and individuals resulting from the ongoing conflict may also have a substantial negative impact on other economies and securities markets both regionally and globally, as well as on companies with operations in the conflict region, the extent to which is unknown at this time. The United States and the EU have also imposed similar sanctions on Belarus for its support of Russia’s invasion of Ukraine. Additional sanctions may be imposed on Belarus and other countries that support Russia. Any such sanctions could present substantially similar risks as those resulting from the sanctions imposed on Russia, including substantial negative impacts on the regional and global economies and securities markets.

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In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation. Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. Further, there is a risk that the present value of assets or income from investments will be less in the future, known as inflation. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the fund’s investments may be affected, which may reduce the fund’s performance. Further, inflation may lead to a rise in interest rates, which may negatively affect the value of debt instruments held by the fund, resulting in a negative impact on the fund’s performance. Generally, securities issued in emerging markets are subject to a greater risk of inflationary or deflationary forces, and more developed markets are better able to use monetary policy to normalize markets.

ESG integration risk

The manager considers ESG factors that it deems relevant or additive, along with other material factors and analysis, when managing the fund. The portion of the fund’s investments for which the manager considers these ESG factors may vary, and could increase or decrease over time. In certain situations, the extent to which these ESG factors may be applied according to the manager’s integrated investment process may not include U.S. Treasuries, government securities, or other asset classes. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. Incorporating ESG criteria and making investment decisions based on certain ESG characteristics, as determined by the manager, carries the risk the fund may perform differently, including underperforming, funds that do not utilize ESG criteria, or funds that utilize different ESG criteria. Integration of ESG factors into the fund’s investment process may result in the manager making different investments for the fund than for a fund with a similar investment universe and/or investment style that does not incorporate such considerations in its investment strategy or processes, and the fund’s investment performance may be affected. Because ESG factors are one of many considerations for the fund, the manager may nonetheless include companies with low ESG scores or exclude companies with high ESG scores in the fund’s investments.

The ESG characteristics utilized in the fund’s investment process may change over time, and different ESG characteristics may be relevant to different investments. Although the manager has established its own structure to oversee ESG integration in accordance with the fund’s investment objective and strategies, successful integration of ESG factors will depend on the manager’s skill in researching, identifying, and applying these factors, as well as on the availability of relevant data. The method of evaluating ESG factors and subsequent impact on portfolio composition, performance, proxy voting decisions and other factors, is subject to the interpretation of the manager in accordance with the fund’s investment objective and strategies. ESG factors may be evaluated differently by different managers, and may not carry the same meaning to all investors and managers. The manager may employ active shareowner engagement to raise ESG issues with the management of select portfolio companies. The regulatory landscape with respect to ESG investing in the United States is evolving and any future rules or regulations may require the fund to change its investment process with respect to ESG integration.

Fixed-Income Securities Risk

Fixed-income securities are generally subject to two principal types of risk, as well as other risks described below: (1) interest-rate risk and (2) credit quality risk.

Interest-Rate Risk. Fixed-income securities are affected by changes in interest rates. When interest rates decline, the market value of fixed-income securities generally can be expected to rise. Conversely, when interest rates rise, the market value of fixed-income securities generally can be

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expected to decline. The longer the duration or maturity of a fixed-income security, the more susceptible it is to interest-rate risk. Duration is a measure of the price sensitivity of a debt security, or a fund that invests in a portfolio of debt securities, to changes in interest rates, whereas the maturity of a security measures the time until final payment is due. Duration measures sensitivity more accurately than maturity because it takes into account the time value of cash flows generated over the life of a debt security. Recent and potential future changes in government monetary policy may affect interest rates. The fixed-income securities market has been and may continue to be negatively affected by the coronavirus (COVID-19) pandemic. As with other serious economic disruptions, governmental authorities and regulators responded to this crisis with significant fiscal and monetary policy changes, including considerably lowering interest rates, which, in some cases could result in negative interest rates. These actions, including their reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets and reduce market liquidity. To the extent the fund has a bank deposit or holds a debt instrument with a negative interest rate to maturity, the fund would generate a negative return on that investment. Similarly, negative rates on investments by money market funds and similar cash management products could lead to losses on investments, including on investments of the fund’s uninvested cash.

Credit Quality Risk. Fixed-income securities are subject to the risk that the issuer of the security will not repay all or a portion of the principal borrowed and will not make all interest payments. If the credit quality of a fixed-income security deteriorates after the fund has purchased the security, the market value of the security may decrease and lead to a decrease in the value of the fund’s investments. An issuer’s credit quality could deteriorate as a result of poor management decisions, competitive pressures, technological obsolescence, undue reliance on suppliers, labor issues, shortages, corporate restructurings, fraudulent disclosures, or other factors. Funds that may invest in lower-rated fixed-income securities, commonly referred to as junk securities, are riskier than funds that may invest in higher-rated fixed-income securities.

Investment-Grade Fixed-Income Securities in the Lowest Rating Category Risk. Investment-grade fixed-income securities in the lowest rating category (such as Baa by Moody’s Investors Service, Inc. or BBB by S&P Global Ratings or Fitch Ratings, as applicable, and comparable unrated securities) involve a higher degree of risk than fixed-income securities in the higher rating categories. While such securities are considered investment-grade quality and are deemed to have adequate capacity for payment of principal and interest, such securities lack outstanding investment characteristics and have speculative characteristics as well. For example, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher-grade securities.

Prepayment of Principal Risk. Many types of debt securities, including floating-rate loans, are subject to prepayment risk. Prepayment risk is the risk that, when interest rates fall, certain types of obligations will be paid off by the borrower more quickly than originally anticipated and the fund may have to invest the proceeds in securities with lower yields. Securities subject to prepayment risk can offer less potential for gains when the credit quality of the issuer improves.

Extension Risk. Extension risk is the danger that borrowers will defer prepayments due to market conditions. Extension risk is generally a concern in secondary market, structured-credit product investments. For instance, rising interest rates might discourage homeowners from refinancing their mortgages, which reduces prepayment flows. That extends the duration of the loans in a mortgage-backed security beyond what the valuation and risk models initially predicted. As a result, in a period of rising interest rates, such securities may exhibit additional volatility and may lose value.

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Foreign Securities Risk

Funds that invest in securities traded principally in securities markets outside the United States are subject to additional and more varied risks, as the value of foreign securities may change more rapidly and extremely than the value of U.S. securities. Less information may be publicly available regarding foreign issuers, including foreign government issuers. Foreign securities may be subject to foreign taxes and may be more volatile than U.S. securities. Currency fluctuations and political and economic developments may adversely impact the value of foreign securities. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities may not be subject to the same degree of regulation as U.S. issuers. Reporting, accounting, and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. There are generally higher commission rates on foreign portfolio transactions, transfer taxes, higher custodial costs, and the possibility that foreign taxes will be charged on dividends and interest payable on foreign securities, some or all of which may not be reclaimable. Also, adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency or assets from a country); political changes; or diplomatic developments could adversely affect the fund’s investments. In the event of nationalization, expropriation, confiscatory taxation, or other confiscation, the fund could lose a substantial portion of, or its entire investment in, a foreign security. Foreign countries, especially emerging market countries, also may have problems associated with settlement of sales. Such problems could cause the fund to suffer a loss if a security to be sold declines in value while settlement of the sale is delayed. In addition, there may be difficulties and delays in enforcing a judgment in a foreign court resulting in potential losses to the fund.

Some of the foreign securities risks are also applicable to funds that invest a material portion of their assets in securities of foreign issuers traded in the United States.

If applicable, depositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk. Additionally, the Holding Foreign Companies Accountable Act (“HFCAA”) could cause securities of foreign companies, including American depositary receipts, to be delisted from U.S. stock exchanges if the companies do not allow the U.S. government to oversee the auditing of their financial information. Although the requirements of the HFCAA apply to securities of all foreign issuers, the SEC has thus far limited its enforcement efforts to securities of Chinese companies. If securities are delisted, the fund’s ability to transact in such securities will be impaired, and the liquidity and market price of the securities may decline. The fund may also need to seek other markets in which to transact in such securities, which could increase the fund’s costs.

Currency risk. Currency risk is the risk that fluctuations in exchange rates may adversely affect the U.S. dollar value of the fund’s investments. Currency risk includes both the risk that currencies in which the fund’s investments are traded, or currencies in which the fund has taken an active investment position, will decline in value relative to the U.S. dollar and, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly for a number of reasons, including the forces of supply and demand in the foreign exchange markets, actual or perceived changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or currency controls or political developments in the United States or abroad. Certain funds may engage in proxy hedging of currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency the fund owns or wants to own. This presents the risk that the two currencies may not move in relation to one another as expected. In that case, the fund could lose money on its investment and also lose money on the position designed to act as a proxy hedge. Certain funds may also take active currency positions

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and may cross-hedge currency exposure represented by their securities into another foreign currency. This may result in the fund’s currency exposure being substantially different than that suggested by its securities investments. All funds with foreign currency holdings and/or that invest or trade in securities denominated in foreign currencies or related derivative instruments may be adversely affected by changes in foreign currency exchange rates. Derivative foreign currency transactions (such as futures, forwards, and swaps) may also involve leveraging risk, in addition to currency risk. Leverage may disproportionately increase the fund’s portfolio losses and reduce opportunities for gain when interest rates, stock prices, or currency rates are changing.

Continental Europe. European securities may be affected significantly by economic, regulatory, or political developments affecting European issuers. All countries in Europe may be significantly affected by fiscal and monetary controls implemented by the European Economic and Monetary Union. Eastern European markets are relatively undeveloped and may be particularly sensitive to economic and political events affecting those countries.

Hedging, Derivatives, and Other Strategic Transactions Risk

The ability of the fund to utilize hedging, derivatives, and other strategic transactions to benefit the fund will depend in part on its Subadvisor’s ability to predict pertinent market movements and market risk, counterparty risk, credit risk, interest-rate risk, and other risk factors, none of which can be assured. The skills required to utilize hedging and other strategic transactions are different from those needed to select the fund’s securities. Even if the Subadvisor only uses hedging and other strategic transactions in the fund primarily for hedging purposes or to gain exposure to a particular securities market, if the transaction does not have the desired outcome, it could result in a significant loss to the fund. The amount of loss could be more than the principal amount invested. These transactions may also increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss. For example, the potential loss from the use of futures can exceed the fund’s initial investment in such contracts. In addition, these transactions could result in a loss to the fund if the counterparty to the transaction does not perform as promised.

The fund may invest in derivatives, which are financial contracts with a value that depends on, or is derived from, the value of underlying assets, reference rates, or indexes. Derivatives may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indexes. The fund may use derivatives for many purposes, including for hedging and as a substitute for direct investment in securities or other assets. Derivatives may be used in a way to efficiently adjust the exposure of the fund to various securities, markets, and currencies without the fund actually having to sell existing investments and make new investments. This generally will be done when the adjustment is expected to be relatively temporary or in anticipation of effecting the sale of fund assets and making new investments over time. Further, since many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When the fund uses derivatives for leverage, investments in the fund will tend to be more volatile, resulting in larger gains or losses in response to market changes. To limit risks associated with leverage, the fund is required to comply with the Derivatives Rule as outlined below. For a description of the various derivative instruments the fund may utilize, refer to the SAI.

The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In particular, effective August 19, 2022 (the “Compliance Date”), Rule 18f-4 under the 1940 Act (the “Derivatives Rule”) replaces the asset segregation regime of Investment Company Act Release No. 10666 (“Release 10666”) with a new framework for the use of derivatives by

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registered funds. On the Compliance Date, the SEC rescinded Release 10666 and withdrew no-action letters and similar guidance addressing a fund’s use of derivatives and began requiring funds to satisfy the requirements of the Derivatives Rule. As a result, on or after the Compliance Date, the fund will no longer engage in “segregation” or “coverage” techniques with respect to derivatives transactions and will instead comply with the applicable requirements of the Derivatives Rule.

The Derivatives Rule mandates that the fund adopt and/or implement: (i) value-at-risk limitations (“VaR”); (ii) a written derivatives risk management program; (iii) new Board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. In the event that a fund’s derivative exposure is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, it can elect to be classified as a limited derivatives user (“Limited Derivatives User”) under the Derivatives Rule, in which case the fund is not subject to the full requirements of the Derivatives Rule. Limited Derivatives Users are excepted from VaR testing, implementing a derivatives risk management program, and certain Board oversight and reporting requirements mandated by the Derivatives Rule. However, a Limited Derivatives User is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks. The Derivatives Rule also provides special treatment for reverse repurchase agreements, similar financing transactions and unfunded commitment agreements. Specifically, the fund may elect whether to treat reverse repurchase agreements and similar financing transactions as “derivatives transactions” subject to the requirements of the Derivatives Rule or as senior securities equivalent to bank borrowings for purposes of Section 18 of the 1940 Act. In addition, a fund, including money market funds, may invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security, provided that: (i) the fund intends to physically settle the transaction; and (ii) the transaction will settle within 35 days of its trade date. At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the assets of the fund. Legislation or regulation may change the way in which the fund itself is regulated. The Advisor cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the fund’s ability to achieve its investment objectives.

The use of derivative instruments may involve risks different from, or potentially greater than, the risks associated with investing directly in securities and other, more traditional assets. In particular, the use of derivative instruments exposes the fund to the risk that the counterparty to an OTC derivatives contract will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. OTC derivatives transactions typically can only be closed out with the other party to the transaction, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the transaction with the counterparty or may obtain the other party’s consent to assign the transaction to a third party. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. For example, because the contract for each OTC derivatives transaction is individually negotiated with a specific counterparty, the fund will be subject to the risk that a counterparty may interpret contractual terms (e.g., the definition of default) differently than the fund when the fund seeks to enforce its contractual rights. If that occurs, the cost and unpredictability of the legal proceedings required for the fund to enforce its contractual rights may lead it to decide not to pursue its claims against the counterparty. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the Subadvisor intends to monitor the creditworthiness of counterparties, there can be no assurance that a counterparty will meet its obligations, especially during unusually adverse market conditions. To the extent the fund contracts with a limited number of counterparties, the fund’s risk will be concentrated and events that affect the creditworthiness of any of those counterparties may have a pronounced effect on the fund. Derivatives are also subject to a number of other risks, including market risk, liquidity risk, and operational risk. Since the value of

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derivatives is calculated and derived from the value of other assets, instruments, or references, there is a risk that they will be improperly valued. Derivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates, or indexes they are designed to hedge or closely track. Suitable derivatives transactions may not be available in all circumstances. The fund is also subject to the risk that the counterparty closes out the derivatives transactions upon the occurrence of certain triggering events. In addition, a Subadvisor may determine not to use derivatives to hedge or otherwise reduce risk exposure. Government legislation or regulation could affect the use of derivatives transactions and could limit the fund’s ability to pursue its investment strategies.

A detailed discussion of various hedging and other strategic transactions appears in the SAI. To the extent that the fund utilizes the following list of certain derivatives and other strategic transactions, it will be subject to associated risks. The main risks of each appear below.

Futures Contracts. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving futures contracts.

Interest-Rate Swaps. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest-rate risk, and risk of disproportionate loss are the principal risks of engaging in transactions involving interest-rate swaps.

Options. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving options. Counterparty risk does not apply to exchange-traded options.

Reverse Repurchase Agreements. An event of default or insolvency of the counterparty to a reverse repurchase agreement could result in delays or restrictions with respect to the fund’s ability to dispose of the underlying securities. A reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund’s NAV.

Swaps. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest-rate risk, settlement risk, risk of default of the underlying reference obligation, and risk of disproportionate loss are the principal risks of engaging in transactions involving swaps.

Illiquidity of Shares

The fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The fund does not currently intend to list Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and it is not expected that a secondary market will develop. Shares therefore are not readily marketable. Because the fund is a closed-end investment company, Shares in the fund may not be tendered for repurchase on a daily basis, and they may not be exchanged for shares of any other fund.

Although the fund, at the sole discretion of the Board, will consider whether to make periodic repurchase offers of its outstanding Shares at net asset value, Shares are significantly less liquid than shares of funds that trade on a stock exchange. There is no guarantee that you will be able to sell all of your Shares that you desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed by Shareholders holding Shares of the fund, the fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for pro-ration may cause some investors to tender more Shares for repurchase than they otherwise would wish to have repurchased. In addition, in extreme cases, the fund may not be

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able to complete repurchases due to the fund’s holding of illiquid investments. In that event, you may be able to sell your Shares only if you are able to find an investor willing to purchase your Shares. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and must be approved by the Board. Due to the requirements regarding tenders offers and the frequency with which the fund expects to offer to repurchase Shares, in the event the fund makes repurchase offers it is unlikely that the fund will be able to extend the expiration date of, or increase the amount of, any repurchase offer, which may result in an investor needing to subscribe to more than one repurchase offer to exit the fund in the case of oversubscribed repurchase offers.

Effect of the Advisor’s Incentive Fee

The fund will allocate the Incentive Fee to the Advisor based on returns to the Shareholders. The Incentive Fee is asymmetric — it grants the Advisor a priority allocation of gains without requiring the Advisor to accept a corresponding (or any) priority allocation of losses. Accordingly, the Incentive Fee may create an incentive for the Advisor to make investments that are risky or more speculative than would be the case in the absence of such arrangement. The way in which the Incentive Fee payable to the Advisor is determined may encourage it to use leverage to increase the return on the fund’s investments. In addition, the fact that the Management Fee is payable based upon the fund’s Managed Assets, which would include any borrowings for investment purposes, may encourage the Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Inflation Risk

Inflation risk is the risk that the purchasing power of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of Shares and distributions thereon can decline.

Interest Rate Risk

Interest rate risk is the risk that fixed-income securities such as debt securities and preferred securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. The fund’s investments in debt securities and preferred securities means that the NAV and market price of the Shares will tend to decline if market interest rates rise. Given the historically low level of interest rates in recent years and the likelihood that interest rates will increase when the national economy strengthens, the risk of the potentially negative impact of rising interest rates on the value of the fund’s portfolio may be significant. In addition, the longer the average maturity of the fund’s portfolio of debt securities, the greater the potential impact of rising interest rates on the value of the fund’s portfolio and the less flexibility the fund may have to respond to the decreasing spread between the yield on its portfolio securities.

During periods of declining interest rates, an issuer may exercise its option to prepay principal of debt securities or to redeem preferred securities earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security. This is known as extension risk. Recent and potential future changes in government monetary policy may affect the level of interest rates.

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The fixed-income securities market has been and may continue to be negatively affected by the coronavirus (COVID-19) pandemic. As with other serious economic disruptions, governmental authorities and regulators are responding to this crisis with significant fiscal and monetary policy changes, including considerably lowering interest rates, which, in some cases could result in negative interest rates. These actions, including their possible unexpected or sudden reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets and reduce market liquidity. To the extent the fund has a bank deposit or holds a debt instrument with a negative interest rate to maturity, the fund would generate a negative return on that investment. Similarly, negative rates on investments by money market funds and similar cash management products could lead to losses on investments, including on investments of the fund’s uninvested cash.

Lending Risk

The fund may originate loans to, or purchase, assignments of or participations in loans made to, various issuers, including distressed companies. Such investments may include senior secured, junior secured and mezzanine loans and other secured and unsecured debt that has been recently originated or that trade on the secondary market. The value of the fund’s investment in loans may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan. However, there can be no assurance that the value assigned by the fund to collateral underlying a loan of the fund can be realized upon liquidation, nor can there be any assurance that collateral will retain its value.

Moreover, loans may also be supported by collateral, the value of which may fluctuate. In addition, active lending/origination by the fund may subject it to additional regulation. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral. Should the fund need to collect on a defaulted loan, litigation could result. In addition, even before litigation is commenced, the fund could experience substantial costs in trying to collect on defaulted investments, such as legal fees, collection agency fees, or discounts related to the assignment of a defaulted loan to a third party. Any litigation may consume substantial amounts of the Advisor’s and the Subadvisor’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

There will be no limits with respect to loan origination by the fund other than: (i) the diversification limits of the 1940 Act; and (ii) the restrictions on investments involving the Subadvisor’s affiliates (e.g., securitizations where the Subadvisor is sponsor).

Leverage Risk

Leverage creates risks for Shareholders, including the likelihood of greater volatility of NAV and market price of, and distributions from, the Shares and the risk that fluctuations in the costs of borrowings may affect the return to Shareholders. To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the fund’s distributions will be greater than if leverage had not been used. Conversely, if the income from the investments purchased with such funds is not sufficient to cover the cost of leverage, the amount available for distribution to Shareholders will be less than if leverage had not been used. In the latter case, the Advisor, in its best judgment, may nevertheless determine to maintain the fund’s leveraged position if it deems such action to be appropriate. While the fund has preferred shares or borrowings outstanding, an increase in short-term rates would also result in an increased cost of leverage, which would adversely affect the fund’s income available for distribution. There can be no assurance that a leveraging strategy will be successful.

The fee paid to the Advisor is calculated on the basis of the Advisor’s Managed Assets, including assets attributable to any preferred shares that may be issued or to indebtedness, so the fees will be higher when leverage is utilized. In this regard, holders of any preferred shares do not bear the Management Fee. Rather,

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Shareholders bear the portion of the Management Fee attributable to the assets purchased with the proceeds, which means that Shareholders effectively bear the entire Management Fee.

Leverage may be achieved through the purchase of certain derivative instruments. The fund’s use of derivative instruments exposes the fund to special risks.

LIBOR Discontinuation Risk

Certain debt securities, derivatives and other financial instruments may utilize the London Interbank Offered Rate (“LIBOR”) as the reference or benchmark rate for interest rate calculations. However, following allegations of manipulation and concerns regarding liquidity, in July 2017 the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it would cease its active encouragement of banks to provide the quotations needed to sustain LIBOR. The ICE Benchmark Administration Limited, the administrator of LIBOR, ceased publishing certain LIBOR maturities, including some U.S. LIBOR maturities, on December 31, 2021, and is expected to cease publishing the remaining and most liquid U.S. LIBOR maturities on June 30, 2023. It is expected that market participants have or will transition to the use of alternative reference or benchmark rates prior to the applicable LIBOR publication cessation date. Additionally, although regulators have encouraged the development and adoption of alternative rates such as the Secured Overnight Financing Rate (“SOFR”), the future utilization of LIBOR or of any particular replacement rate remains uncertain.

Although the transition process away from LIBOR has become increasingly well-defined in advance of the anticipated discontinuation dates, the impact on certain debt securities, derivatives and other financial instruments remains uncertain. It is expected that market participants will adopt alternative rates such as SOFR or otherwise amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, but neither the effect of the transition process nor the viability of such measures is known. Further, uncertainty and risk remain regarding the willingness and ability of issuers and lenders to include alternative rates and revised provisions in new and existing contracts or instruments. To facilitate the transition of legacy derivatives contracts referencing LIBOR, the International Swaps and Derivatives Association, Inc. launched a protocol to incorporate fallback provisions. However, there are obstacles to converting certain longer term securities and transactions to a new benchmark or benchmarks and the effectiveness of one alternative reference rate versus multiple alternative reference rates in new or existing financial instruments and products has not been determined. Certain proposed replacement rates to LIBOR, such as SOFR, which is a broad measure of secured overnight U.S. Treasury repo rates, are materially different from LIBOR, and changes in the applicable spread for financial instruments transitioning away from LIBOR will need to be made to accommodate the differences. Furthermore, the risks associated with the expected discontinuation of LIBOR and transition to replacement rates may be exacerbated if an orderly transition to an alternative reference rate is not completed in a timely manner.

As market participants transition away from LIBOR, LIBOR’s usefulness may deteriorate and these effects could be experienced until the permanent cessation of the majority of U.S. LIBOR rates in 2023. The transition process may lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. LIBOR’s deterioration may adversely affect the liquidity and/or market value of securities that use LIBOR as a benchmark interest rate, including securities and other financial instruments held by the fund. Further, the utilization of an alternative reference rate, or the transition process to an alternative reference rate, may adversely affect the fund’s performance.

Alteration of the terms of a debt instrument or a modification of the terms of other types of contracts to replace LIBOR or another interbank offered rate (“IBOR”) with a new reference rate could result in a taxable exchange and the realization of income and gain/loss for U.S. federal income tax purposes. The

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Internal Revenue Service (“IRS”) has issued final regulations regarding the tax consequences of the transition from IBOR to a new reference rate in debt instruments and non-debt contracts. Under the final regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the final regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Management Risk

The fund is subject to management risk because it relies on the Subadvisor’s ability to pursue the fund’s investment objective. The Subadvisor applies investment techniques and risk analyses in making investment decisions for the fund, but there can be no guarantee that it will produce the desired results. The Subadvisor’s securities selections and other investment decisions might produce a loss or cause the fund to underperform when compared to other funds with similar investment goals. If one or more key individuals leave the employ of the Subadvisor, then the Subadvisor may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the fund from achieving its investment objective.

Natural Disasters, Adverse Weather Conditions, and Climate Change

Certain areas of the world may be exposed to adverse weather conditions, such as major natural disasters and other extreme weather events, including hurricanes, earthquakes, typhoons, floods, tidal waves, tsunamis, volcanic eruptions, wildfires, droughts, windstorms, coastal storm surges, heat waves, and rising sea levels, among others. Some countries and regions may not have the infrastructure or resources to respond to natural disasters, making them more economically sensitive to environmental events. Such disasters, and the resulting damage, could have a severe and negative impact on the fund’s investment portfolio and, in the longer term, could impair the ability of issuers in which the fund invests to conduct their businesses in the manner normally conducted. Adverse weather conditions also may have a particularly significant negative effect on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters.

Climate change, which is the result of a change in global or regional climate patterns, may increase the frequency and intensity of such adverse weather conditions, resulting in increased economic impact, and may pose long-term risks to the fund’s investments. The future impact of climate change is difficult to predict but may include changes in demand for certain goods and services, supply chain disruption, changes in production costs, increased legislation, regulation, international accords and compliance-related costs, changes in property and security values, availability of natural resources and displacement of peoples.

Legal, technological, political and scientific developments regarding climate change may create new opportunities or risks for issuers in which the fund invests. These developments may create demand for new products or services, including, but not limited to, increased demand for goods that result in lower emissions, increased demand for generation and transmission of energy from alternative energy sources and increased competition to develop innovative new products and technologies. These developments may also decrease demand for existing products or services, including, but not limited to, decreased demand for goods that produce significant greenhouse gas emissions and decreased demand for services related to carbon based energy sources, such as drilling services or equipment maintenance services.

Non-Diversified Risk

Overall risk can be reduced by investing in securities from a diversified pool of issuers, while overall risk is increased by investing in securities of a small number of issuers. If the fund is not diversified within the meaning of the 1940 Act, that means it is allowed to invest a large portion of assets in any one issuer or a

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small number of issuers, which may result in greater susceptibility to associated risks. As a result, credit, market, and other risks associated with a non-diversified fund’s investment strategies or techniques may be more pronounced than for funds that are diversified.

Operational and Cybersecurity Risk

With the increased use of technologies, such as mobile devices and cloud-based service offerings and the dependence on the internet and computer systems to perform necessary business functions, the fund’s service providers are susceptible to operational and information or cybersecurity risks that could result in losses to the fund and its Shareholders. Cybersecurity breaches are either intentional or unintentional events that allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or fund service provider to suffer data corruption or lose operational functionality. Intentional cybersecurity incidents include: unauthorized access to systems, networks, or devices (such as through “hacking” activity or “phishing”); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cyberattacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders the systems inoperable until appropriate actions are taken. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information.

A cybersecurity breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on the fund. For example, in a denial of service, fund Shareholders could lose access to their electronic accounts indefinitely, and employees of the Advisor, the Subadvisor, or the fund’s other service providers may not be able to access electronic systems to perform critical duties for the fund, such as trading, NAV calculation, shareholder accounting, or fulfillment of fund share purchases and share repurchases Cybersecurity incidents could cause the fund, the Advisor, the Subadvisor, or other service provider to incur regulatory penalties, reputational damage, compliance costs associated with corrective measures, litigation costs, or financial loss. They may also result in violations of applicable privacy and other laws. In addition, such incidents could affect issuers in which the fund invests, thereby causing the fund’s investments to lose value.

Cyber-events have the potential to affect materially the fund and the Advisor’s relationships with accounts, shareholders, clients, customers, employees, products, and service providers. The fund has established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. There is no guarantee that the fund will be able to prevent or mitigate the impact of any or all cyber-events.

The fund is exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failed or inadequate processes, and technology or system failures.

The Advisor, the Subadvisor, and their respective affiliates have established risk management systems that seek to reduce cybersecurity and operational risks, and business continuity plans in the event of a cybersecurity breach or operational failure. However, there are inherent limitations in such plans, including that certain risks have not been identified, and there is no guarantee that such efforts will succeed, especially since none of the Advisor, the Subadvisor, or their respective affiliates controls the cybersecurity or operations systems of the fund’s third-party service providers (including the fund’s custodian), or those of the issuers of securities in which the fund invests.

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises

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(such as the coronavirus (COVID-19) pandemic), may adversely affect the fund’s ability to conduct business, in particular if the fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

Potential Consequences of Regular Repurchase Offers

The fund’s repurchase offer policy may have the effect of decreasing the size of the fund over time from what it otherwise would have been absent significant new investments in the fund. It may also force the fund to sell assets it would not otherwise sell and/or to maintain increased amounts of cash or liquid investments at times. It may also reduce the investment opportunities available to the fund and cause its expense ratio to increase. In addition, because of the limited market for private securities held by the fund, the fund may be forced to sell its liquid securities in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the fund’s ratio of relatively more illiquid securities to relatively more liquid securities for the remaining investors. It is not the intention of the fund to do this; however, it may occur.

Tax Risk

To qualify for the special tax treatment available to regulated investment companies, the fund must: (i) derive at least 90% of its annual gross income from certain kinds of investment income; (ii) meet certain asset diversification requirements at the end of each quarter; and (iii) distribute in each taxable year at least the sum of 90% of its net investment income (including net interest income and net short term capital gain and 90% of its net exempt interest income). If the fund fails to meet any of these requirements, subject to the opportunity to cure such failures under applicable provisions of the Code, the fund will be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to Shareholders. All distributions by the fund from earnings and profits, including distributions of net capital gain (if any), would be taxable to the Shareholders as ordinary income. To the extent designated by the fund, such distributions generally would be eligible (i) to be treated as qualified dividend income in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders, provided that in each case the Shareholder meets applicable holding period requirements. In addition, in order to requalify for taxation as a regulated investment company, the fund might be required to recognize unrealized gain, pay substantial taxes and interest, and make certain distributions. See “Federal Income Tax Matters.”

The tax treatment and characterization of the fund’s distributions may vary significantly from time to time due to the nature of the fund’s investments. The ultimate tax characterization of the fund’s distributions in a calendar year may not finally be determined until after the end of that calendar year. The fund may make distributions during a calendar year that exceed the fund’s net investment income and net realized capital gain for that year. In such a situation, the amount by which the fund’s total distributions exceed net investment income and net realized capital gain generally would be treated as a return of capital up to the amount of the Shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of his or her Shares. The fund’s income distributions that qualify for favorable tax treatment may be affected by the IRS’s interpretations of the Code and future changes in tax laws and regulations. See “Federal Income Tax Matters.”

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No assurance can be given as to what percentage of the distributions paid on Shares, if any, will consist of long-term capital gain or what the tax rates on various types of income will be in future years. See “Federal Income Tax Matters.”

To qualify as a RIC for any taxable year, the fund must, among other things, satisfy a gross income test for such taxable year. Specifically, at least 90% of the fund’s gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”). Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income. In order to avoid receiving non-qualifying income from such investments, the fund may invest in those Asset-Based Lending Investments indirectly through one or more subsidiaries organized outside of the United States (each, a “Non-US Subsidiary”). A Non-US Subsidiary will be treated as a controlled foreign corporation (a “CFC”), and the fund will be a “United States shareholder” thereof. As a result, the fund will be required to include in its gross income each taxable year all of a Non-US Subsidiary’s “subpart F income” and its “GILTI” income. It is expected that much of each Non-US Subsidiary’s income will be “subpart F income.” If a Non-US Subsidiary realizes a net loss, that loss generally will not be available to offset the fund’s income. The fund’s inclusion of a Non-US Subsidiary’s “subpart F income” in its gross income will increase the fund’s tax basis in its shares of the Non-US Subsidiary. Distributions by a Non-US Subsidiary to the fund will not be taxable to the extent of its previously undistributed “subpart F income” and will reduce the fund’s tax basis in those shares.

Although income from the Asset-Based Lending Investments held by a Non-US Subsidiary would not be Qualifying RIC Income if received directly by the fund, the Code provides that a RIC’s “subpart F income” inclusions will be treated as Qualifying RIC Income if the CFC distributes such income to the RIC during the year of inclusion. Further, the IRS has issued Regulations providing that the annual net profit, if any, realized by a Non-US Subsidiary in which the fund invests as part of its business of investing in stock or securities and included in the fund’s income under the subpart F rules will constitute “qualifying income” for purposes of remaining qualified as a RIC whether or not the included income is distributed by a Non-US Subsidiary to the fund.

For U.S. federal income tax purposes, a Non-US Subsidiary is treated as a corporation. A Non-US Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“effectively connected income”). In addition, a Non-US Subsidiary would be subject to a 30% U.S. branch profits tax in respect of its “dividend equivalent amount,” as defined in Section 884 of the Code, attributable to effectively connected income. The fund expects that, in general, the activities of each Non-US Subsidiary will be conducted in a manner such that the Non-US Subsidiary will not be treated as engaged in the conduct of a U.S. trade or business. There can be no assurance, however, that a Non-US Subsidiary will not recognize any effectively connected income. The imposition of U.S. federal tax on a Non-US Subsidiary’s effectively connected income could significantly reduce the fund’s returns.

Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income and, in some cases, income from those Asset-Based Lending Investments also would result in “effectively connected income” (as described above) if received by a Non-US Subsidiary. For that reason, certain Asset-Based Lending Investments may be held by the fund indirectly through one or more subsidiaries organized in the United States (each, a “Domestic Subsidiary”). A Domestic Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income and gains, as well

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as any applicable state income tax. Dividends paid by a Domestic Subsidiary to the fund would be Qualifying RIC Income.

The RIC diversification requirements provide that not more than 25% of the value of the fund’s total assets can be invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the fund controls and that are engaged in the same, similar or related trades or businesses. As a result, the fund’s total investment in certain Non-US Subsidiaries and Domestic Subsidiaries that are engaged in the same, similar or related trades or businesses is limited to no more than 25% of the value of the fund’s total assets.

Valuation Risk.

The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. In accordance with these policies and procedures, the Advisor values the fund’s investments at fair value as determined in good faith when market quotations are not readily available or are deemed to be unreliable. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. The Advisor, as valuation designee, is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters.

Usury Limitations

Interest charged on loans originated or acquired by the fund may be subject to state usury laws imposing maximum interest rates and penalties for violations, including restitution of excess interest and unenforceability of debt.

Risks Related to Healthcare Loans and Royalty-Backed Credit Investments

Healthcare Product-Related Risk

The ability of the fund to generate returns will depend in part on the success of the pharmaceutical, biotechnology, specialty and generic pharmaceuticals, medical devices and products, laboratory and diagnostics products (the “Products”) related to the fund’s investments. To the extent any risks described below adversely affect sales of Products, potential returns for Limited Partners will, in turn, be adversely affected.

Products Sales Risk

Sales from Products may be lower than their historical levels or lower than the amounts projected due to pricing pressures, insufficient demand, product competition, lack of market acceptance, obsolescence, safety or efficacy issues, restrictions on distribution imposed or requested by regulatory authorities, narrowing of the approved indication(s) for use, additions of boxed warnings or other warnings or precautions to the labeling, manufacturing shortages, loss of patent protection or other factors.

Medical Withdrawal Risk

After its regulatory approval and introduction into the market, a Product may still be subject to withdrawal from the market at the request or direction of the FDA or a foreign regulatory body. The manufacturer or

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marketer of a Product may voluntarily withdraw the Product from the market for medical, technical, regulatory, commercial or other reasons. There can be no assurance that a Product will not be withdrawn.

Medical Product Competition Risk

The healthcare industry is highly competitive and rapidly evolving. Each Product is subject to competition from alternative products or procedures that are now available, or that may be developed or become available in the future. The Products face competition from (i) products currently on the market that are approved for other indications, but may be subsequently approved for the same indications as those of the Products, (ii) off-label use of products approved for other indications, (iii) the introduction of new products or procedures, and/or (iv) improvements to existing products. Any of these changes may cause a Product to become more expensive than its competitors or less relevant as a therapeutic alternative, thereby decreasing the value of (and in some instances, rendering worthless) the expected revenue stream on that Product. In addition, a change of law could permit importation into the countries for which the fund is entitled to royalties for Product sales (the “Protected Countries”) of Products for which the fund may not be not entitled to royalties, which would reduce the sales of royalty bearing Products.

Licensees of the Products (“Licensees”) are responsible for the development, production, marketing and sale of the Products. The sale of the Products and the Licensees’ ability to maintain their competitive positions are related to the success of the Licensees’ respective marketing efforts. These efforts rely, in part, on the strength and reputation of a Product’s brand name, the capabilities of the Licensee’s sales force, and underlying trademarks, trade names and related intellectual property. A Licensee’s activities both in marketing the Products and in protecting its intellectual property may be outside the control of the fund. A Licensee’s failure either to market the Products actively or to diligently protect its intellectual property rights could reduce its competitive position. Other factors affecting the market position of the Products include their effectiveness, side effect profile, price and third-party insurance reimbursement policies.

Independent Medical Licensees

Revenue received by the fund is expected to include royalties paid by the Licensees or, in the case of bonds or other securities collateralized by royalties, payments supported by royalties paid by the Licensees. These Licensees are not owned by or affiliated with the fund and some of these Licensees may have interests that are different from the fund’s interests. These Licensees may be motivated to maximize income by allocating resources to other products and, in the future, may decide to focus less attention on the Products. There can be no assurance that each of these parties has adequate resources and motivation to continue to produce, market and sell the Products. Aside from any limited audit rights relating to the activities of the Licensees that the fund may have in certain circumstances, the fund does not have oversight rights with respect to the Licensees’ operations. The fund also has limited information on the Licensees’ operations. While the fund may be able to receive certain information relating to sales of Products through the exercise of audit rights and review of royalty reports, if available, the fund will not have the right to review or receive other important information relating to Products, including the results of any studies conducted by the Licensees or others, or complaints from doctors or users of the Products, that the Licensees may have. The market performance of the Products, therefore, may be diminished by any number of factors relating to the Licensees that are beyond the fund’s control.

In addition, royalty payments are determined by the Licensees based on their reported sales. Each Licensee’s calculation of the royalty payments is subject to and dependent upon the adequacy and accuracy of its sales and accounting functions, and errors may occur from time to time in the calculations made by a Licensee. While the fund may have certain audit rights with respect to the calculations and sales data for the associated royalty payments, such audit rights will be limited. In addition, such audits may occur many

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months following the fund’s recognition of the royalty revenue, may require the fund to adjust its royalty revenues in later periods and may require expense on the part of the fund.

Generic Medical Product Substitutes

Although the Products are based upon patents and/or patent applications with exclusive rights and may have other types of exclusivity under relevant laws, a regulatory authority may, upon expiration of such exclusivities, authorize marketing by a third party for a generic substitute for a Product, in which case the Product would become subject to competition from such generic substitute. Generic substitutes are typically sold at significantly lower prices than branded products. Governmental and other pressures to reduce pharmaceutical costs, including from third-party payers such as health maintenance organizations and health insurers, could influence physicians or pharmacies to increasingly use generic substitutes for the Products.

Potential Medical Product Liability Claims

The manufacturers, developers or marketers of the Products could become subject to product liability claims. A successful product liability claim could adversely affect the amount of revenue generated by the fund. Although the fund believes that it will not bear responsibility in the event of a product liability claim against the company manufacturing, marketing and/or selling the underlying Products, there can be no assurance that such claims would not materially and adversely affect the fund.

Patent and Other Intellectual Property Rights May Be Challenged and/or Otherwise Compromised

The success of the fund’s investments will frequently depend, at least in part, on the existence of valid and enforceable claims of issued patents and/or claims in pending patent applications in the United States and elsewhere throughout the world, and/or possibly on other forms of registered and/or unregistered intellectual property rights. For instance, in the case of royalty investments, the fund’s right to receive payments will depend on the sales of Products covered by such intellectual property rights. In the case of credit investments in companies in the healthcare industry, these companies’ performance and consequently the success of the fund’s investments in these companies will similarly be dependent on these intellectual property rights. The patents, patent applications, and/or other intellectual property rights on which these royalty streams or other investments depend may be challenged, invalidated, rendered unenforceable or otherwise compromised. By way of example only, there can be no assurance that a third party will not assert ownership or other rights in or to any such patents, patent applications or other intellectual property, or that any patent applications on which royalty streams or other investments may depend will proceed to grant. Similarly, there can be no assurance that, in the context of a patent challenge or otherwise, evidence such as prior art references, will not be uncovered that could have an adverse effect on the scope, validity or enforceability of any of the patents or on the patentability of any of the patent applications on which the royalty streams or other investments depend. Any challenge or other compromise of the patents, patent applications or other intellectual property rights on which the royalty streams or other investments depend may adversely affect the performance of the fund.

Challenges from the Licensees

Challenges to patent rights on which the royalty streams, and possibly other investments, may depend may come from Licensees as well as third parties. Pursuant to the Supreme Court decision of Medimmune v. Genentech, 549 U.S. 118, 127 S. Ct. 764 (2007), a licensee need not terminate its license agreement before seeking a declaratory judgment in federal court that the underlying patent is invalid, unenforceable, or not infringed. Therefore, there can be no assurance that a Licensee paying royalties contributing to the royalty streams will not challenge patent rights on which those royalties are based.

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Medical Intellectual Property May be Infringed or Circumvented by Others

There is a risk that third parties may use the patents, patent applications and/or other intellectual property rights on which the royalty streams and other investments depend without authorization from the licensor or in the case of royalty streams, without otherwise paying royalties to the licensor. There also is a risk that companies within the healthcare industry may develop or otherwise obtain intellectual property that potentially could reduce any competitive advantage afforded by the patents, patent applications and/or other intellectual property on which the royalty streams or other investments depend. The undetected or unremedied use of these intellectual rights by third parties, and/or the design-around or circumvention of these intellectual property rights, could adversely affect the payments that the fund would receive.

Medical Trade Secrets

The fund’s right to receive payments in relation to royalty streams or other investments may depend, in part, on trade secrets, know-how and technology which are not protected by patents. This information is typically protected through confidentiality agreements with parties that have access to such information, such as collaborative partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose or use the confidential information, and third parties might learn of or use the information in some other lawful or unlawful way. Any such disclosure or use of the trade secrets, know-how or technology, whether lawful or unlawful, may adversely affect the payments that the fund would receive.

Foreign Jurisdiction Treatment of Medical Product Revenue Sources

A significant a portion of the royalty streams and other investments of the fund may relate to income generated from the manufacture, use or sale of the Products outside of the United States. The patents, patent applications and/or other intellectual property rights on which the royalty streams or other investments depend may not extend in each jurisdiction in which such Products are made, used or sold, and thus it may not be possible to prevent competitors from exploiting competing products in such markets. In addition, foreign jurisdictions have differing procedures and/or standards for prosecuting and/or maintaining patents, and may provide differing degrees of protection against the infringement or other unauthorized use of patents or other intellectual property. These variations among various international jurisdictions may affect the payments that the fund would receive.

The Fund Depends on Third Parties to Maintain, Enforce and Defend Patent Rights and Other Intellectual Property Rights on which the Fund’s Right to Receive Payments May Depend

While the value of the fund’s investments, including royalty streams may be highly dependent on the prosecution, maintenance, defense and/or enforcement of the patents, patent applications and other intellectual property rights, in most, if not all cases, the fund has no ability to control these activities and must rely on the willingness and ability of the licensor or its designee to undertake these activities. It is anticipated that the licensor or its designee will be in the best position to prosecute, maintain, enforce and/or defend the underlying patent and other intellectual property rights and that the licensor or its designee will have the requisite business and financial motivation to do so. However, there can be no assurance that these third parties will seek to vigorously prosecute, maintain, enforce or defend such rights, or that their efforts to do so will be successful. Any failure to successfully prosecute, maintain, enforce or defend such rights could have a material adverse effect on the respective investment and on the fund. The fund may not have the ability to participate in patent or other proceedings brought by or against the licensor or its designee, and if it does, the fund could incur substantial litigation costs.

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Changes in Intellectual Property Law

Legislative, judicial and/or regulatory changes could occur during the term of the fund with respect to intellectual property matters that may adversely affect its ability to derive income from the royalty streams and other investments. By way of example only, in the United States, patent reform legislation is pending, that among other things, potentially could create additional risks with respect to validity and/or enforceability of patents.

Infringement of Third Party Patents and Other Intellectual Property Rights

The commercial success of the Products depends, in part, on avoiding infringement of the intellectual property rights of others. Third party issued patents or patent applications, trademarks, copyright, designs or other intellectual property rights claiming subject matter used to manufacture, market, sell and/or use the Products could exist. There can be no assurance that a license would be available for such subject matter if such infringement were to exist or, if offered, would be offered on reasonable and/or commercially feasible terms. Without such a license, it may be possible for third parties to assert infringement or other intellectual property claims against a Licensee based on such patents or other intellectual property rights. For instance, in the case of royalty streams, an adverse outcome in infringement proceedings could subject the Licensee to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Licensee to cease or modify its manufacturing, marketing, distribution, sale and/or use of the Products, thereby reducing the royalty streams.

Finite Terms and Other Contractual Matters

Rights to receive payments in respect of royalty streams typically have limited terms that are generally not subject to extension. Following the termination or expiration of the licensed intellectual property rights, or the termination or expiration of the license or contractual right to receive payments under any agreement pursuant to which the fund has the right to receive payments, the fund may not receive any further revenue related to the relevant Product, even if the Product continues to be sold. There also is a risk that disputes may arise with respect to the license agreements pertaining to the patents, patent applications and/or other intellectual property rights on which the royalty streams depend that adversely affect the fund’s right or ability to collect payments.

Product Development Risks

Though it is not the primary focus of the fund, the fund may in certain circumstances acquire some interests in Products undergoing development or clinical trials that have not yet received marketing approval by any regulatory authority. There can be no assurance that the FDA or other regulatory authorities will approve or clear such Products, or that such Products will be brought to market in a timely manner or at all. The research, development, preclinical and clinical trials, manufacturing, labeling, and marketing related to a health care company’s products are subject to an extensive regulatory approval process by regulatory agencies. The process for obtaining required regulatory approvals, including the required preclinical and clinical testing, is very lengthy, costly, and uncertain. There can be no guarantee that, even after such time and expenditures, a company will be able to obtain the necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products or that the approved labeling will be sufficient for favorable marketing and promotional activities. If a company is unable to obtain these approvals in a timely fashion, or if after approval for marketing, a product is later shown to be ineffective or to have unacceptable side effects not discovered during testing, the company may experience significant adverse effects, which in turn could negatively affect the performance of the fund.

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Manufacturing and Supply Risk

Pharmaceutical products are manufactured in specialized facilities that, in major markets, require the approval of, and are subject to ongoing regulation by, regulatory agencies. For example, in the United States, Europe, and Japan (among other countries), drug product manufacturers must achieve and maintain compliance with current Good Manufacturing Practices (“GMPs”) set forth in national regulations and harmonized guidelines developed through the International Conference on Harmonization (“ICH”). To the extent these manufacturing standards are not met, manufacturing facilities may be closed or the production of applicable Products may be interrupted until such time as any deficiencies noted by such agencies are remedied. Any such closure or interruption may interrupt, for an indefinite period of time, the manufacture and distribution of a Product.

In addition, manufacturers of such Products may rely on third parties for aspects of the manufacturing process, including packaging of the Products or supplying bulk raw material used in the manufacture of the Products. Licensees generally rely on a small number of key, highly specialized suppliers, manufacturers and packagers. Any interruptions, however minimal, in the operation of these facilities could have a material adverse effect on Product sales.

Medical Enforcement Risk

Marketed medical products are subject to extensive postmarketing requirements, including laws and regulations related to advertising and promotion, safety surveillance and reporting, and price reporting. Failure to comply with these requirements could result in a range of enforcement actions that could have a material adverse effect on Product sales, including investigations, administrative penalties, judicial oversight, and potentially even market withdrawal.

Uncertainty Related to Healthcare Reimbursement and Reform Measures

In both the U.S. and foreign markets, sales of a health care company’s products and its success depend in part on the availability of reimbursement from third-party payors, including government health administration authorities (such as Medicare or Medicaid in the United States), private health insurers, and other health management organizations. The revenues and profitability of life sciences companies may be affected by the continuing efforts of governmental and other payors to contain or reduce the costs of healthcare. Payors are increasingly challenging the prices charged for medical products and services that they reimburse. If the Products of the companies the fund invests in are determined to not meet the criteria for coverage or reimbursement, these organizations may not reimburse the Products or may at lower levels. Significant uncertainty exists as to the reimbursement status of newly approved products. There can be no assurance that a company’s proposed product will be considered cost-effective or that adequate third-party reimbursement will be available to enable a company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

In addition, changes in government legislation or regulation, changes in formulary or compendia listings, or changes in payors’ policies may reduce reimbursement of such products. If reimbursement is reduced or is not available for a Product, sales would diminish and decrease cash flows available to satisfy royalty payment obligations, thereby harming the fund’s revenue. In addition, macroeconomic factors may affect the ability of patients to pay for Products by, for example, diminishing the income patients have to pay out-of-pocket costs and/or obtain sufficient health insurance coverage.

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Risks Related to Transportation Investments

The Fund’s Aviation Investment Strategy Depends on the Continual Leasing and Remarketing of Aircrafts and Aircraft Engines

The fund’s ability to lease and remarket its aircrafts or aircraft engines will depend on general market and competitive conditions at the time the initial leases are entered into and expire. If the fund is not able to lease or remarket an aircraft or aircraft engine or to do so on favorable terms, it may be required to attempt to sell the aircraft or aircraft engine to provide funds for debt service obligations or other expenses. The fund’s ability to lease, remarket or sell the aircraft or aircraft engine on favorable terms or without significant off-lease time and costs could be negatively affected by depressed conditions in the commercial aviation industry, airline bankruptcies, the effects of terrorism, war, natural disasters and/or epidemic diseases on airline passenger traffic trends, declines in the values of aircrafts and aircraft engines, and various other general market and competitive conditions and factors which are outside of the fund’s control. If the fund is unable to lease and remarket its aircraft or aircraft engine on favorable terms, the fund may incur substantial losses.

The Fund Could Incur Significant Costs Resulting from Aviation Lease Defaults

If the fund is required to repossess an aircraft or aircraft engine after a lessee default, it may incur significant costs. Those costs likely would include legal and other expenses associated with court or other governmental proceedings, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during any such proceedings the relevant aircraft or aircraft engine would likely not be generating revenue. The fund could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft or aircraft engine in suitable condition for remarketing or sale. The fund may also incur storage costs associated with any aircraft or aircraft engine that the fund repossesses and is unable to place immediately with another lessee.

It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft or aircraft engine to obtain clear possession and to remarket the aircraft or aircraft engine effectively, including, in some cases, liens that the lessor might have incurred in connection with the operation of its other aircrafts or aircraft engines. The fund could also incur other costs in connection with the physical possession of the aircraft or aircraft engine.

The fund may suffer other negative consequences as a result of a lessee default, the related termination of the lease and the repossession of the related aircraft or aircraft engine. It is likely that its rights upon a lessee default will vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft or aircraft engine and/or consents for deregistration or export of the aircraft or aircraft engine. It is expected that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or aircraft engine without paying lease rentals or performing all or some of the obligations under the relevant lease.

If the fund repossesses an aircraft or aircraft engine, the fund may not necessarily be able to export or deregister and profitably redeploy the aircraft or aircraft engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or aircraft engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. The fund may also incur significant costs in retrieving or recreating records required

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for registration of the aircraft or aircraft engine, and in obtaining the Certificate of Airworthiness for an aircraft or aircraft engine. If, upon a lessee default, the fund incurs significant costs in connection with repossessing its aircraft or aircraft engine, is delayed in repossessing its aircraft or aircraft engine or is unable to obtain possession of its aircraft or aircraft engine as a result of lessee defaults, the fund may incur substantial losses.

The Fund May Experience Abnormally High Maintenance or Obsolescence Issues with Its Aircraft or Aircraft Engine

Aircrafts and aircraft engines are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete or less in demand over time when newer, more advanced aircrafts or aircraft engines are manufactured. The fund’s aircrafts and aircraft engines have exposure to obsolescence, particularly if unanticipated events occur which shorten the life cycle of such aircraft or aircraft engine types. These events include but are not limited to government regulation, technological innovations or changes in airline customers’ preferences. These events may shorten the life cycle for aircraft or aircraft engine types in the fund’s fleet and, accordingly, may negatively impact lease rates or result in losses.

Further, variable expenses like fuel, crew or aging aircraft or aircraft engine corrosion control or modification programs and airworthiness directives could make the operation of older aircraft more costly to the fund’s lessees and may result in increased lessee defaults. The fund may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or remarketing of its aircraft or aircraft engine. Any of these expenses or costs may cause the fund to incur substantial losses.

The Value of the Aircrafts or Aircraft Engines the Fund Will Acquire and the Market Rates for Leases Could Decline

Aircraft or aircraft engine values and market rates for leases have from time to time experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft or aircraft engine lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the commercial aviation industry generally, many other factors may affect the value of the aircraft or aircraft engine that the fund acquires and market rates for leases, including:

•	the particular maintenance, operating history and documentary records of the aircraft or aircraft engine;
•	the number of operators using that type of aircraft or aircraft engine;
•	aircraft or aircraft engine age;
•	the regulatory authority under which the aircraft or aircraft engine is operated;
•	any renegotiation of an existing lease on less favorable terms;
•	the negotiability of clear title free from mechanics’ liens and encumbrances;
•	any regulatory and legal requirements that must be satisfied before the aircraft or aircraft engine can be purchased, sold or re-leased;
•	compatibility of aircraft or aircraft engine configurations or specifications with other aircrafts or aircraft engines owned by operators of that type;
•	comparative value based on newly manufactured competitive aircrafts or aircraft engines; and
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•	the availability of spare parts.

Any decrease in the value of aircrafts or aircraft engines that the fund acquires and market rates for leases, which may result from the above factors or other unanticipated factors, could cause the fund to incur substantial losses.

Liability Risk as Lessor

Section 44112 of Title 49 of the United States Code (“Section 44112”) provides that lessors of aircrafts or aircraft engines generally will not be liable for any personal injury or death, or damage to or loss of property (collectively, for purposes of this section, “Losses”); provided that such lessor is not in actual possession or control of the equipment at the time of such Loss. Under common law, the owner of an aircraft or aircraft engine may be held liable for injuries or damage to passengers or property, and such damage awards can be substantial. Because certain case law interpreting Section 44112 provides that lessors of aircrafts or aircraft engines may be liable for Losses, there can be no assurance that the provisions of Section 44112 would fully protect the lessor and the fund from all liabilities in connection with any Losses that may be caused by any aircraft or aircraft engine it owns. Therefore, each lessee typically will be required to indemnify the fund for, or insure the fund against, such claims by third parties. Nonetheless, in the event that Section 44112 does not apply in a particular action, there is the possibility that the lessee might not have the financial resources or insurance to fulfill its indemnity obligations. It should be noted, however, that this description is limited to U.S. law, and to the extent that the law in foreign jurisdictions is applicable (e.g., in a jurisdiction where an accident occurs), different rules may apply. For example, certain foreign jurisdictions may impose strict liability upon an owner of an aircraft or an aircraft engine. Such liability may apply with respect to claims of passengers, employees or third parties for death, injury and/or damages to public or private property (including consequences of terrorist attacks) or environmental damages. Operators and airlines may be unable or unwilling to indemnify the fund, resulting in losses to the fund.

Risks of Aircraft or Aircraft Engine Lease Receivables, Enhanced Equipment Trust Certificates, Aircraft Engine Mortgages and other Aviation-Related Asset-Backed Securities that Seek to Monetize Leases or Mortgages

The fund may invest in airline/aircraft or aircraft engine assets, which may include aircraft or aircraft engine lease receivables (“ALRs”). ALRs are asset-backed securities that are generally structured as pass-through trusts. The aircraft or aircraft engine is sold to the trust which leases it to the airline companies. Unlike receivables backed by loans or interest rates, however, ALRs may entail a higher risk because of the nature of the underlying assets, which are expensive to maintain and operate and are difficult to sell. Moreover, aircrafts and aircraft engines are subject to many laws in different jurisdictions, and the repossession of the aircraft or aircraft engine from lessees may be difficult and costly.

In addition, the fund may invest in enhanced equipment trust certificates (“EETCs”). Although any entity may issue EETCs, to date, U.S. airlines are the primary issuers. An airline EETC is an obligation secured by the aircrafts or aircraft engines as collateral. EETCs may be less liquid than other investments.

Furthermore, the fund may invest in aviation-related asset-backed securities that seek to monetize leases or mortgages. Aircraft and aircraft engine mortgage monetization notes and aircraft and aircraft engine lease monetization notes are asset-backed securities that represent interests in pools of aircraft and aircraft engine mortgages or operating leases, respectively, on various aircraft and aircraft engine types of airlines located throughout the world. Holders of such securities bear various risks, including, among other things, lease rates and residual values, increased fuel costs, credit, technological, legal, regulatory, terrorism and geopolitical risks. Uncertainty and instability in certain countries in which airlines are located could have a material adverse effect on such securities as well. Additionally, with respect to lease monetization notes,

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portfolio management and the remarketing and re-leasing of aircrafts and aircraft engines upon lease expiration or default is typically the responsibility of a designated servicer. No assurance can be given that the aircraft or aircraft engine will be re-leased after the expiration of the initial term, or if re-leased, on the same terms or on more favorable terms. Further, the value of aircraft or aircraft engine mortgage monetization notes and aircraft and aircraft engine lease monetization notes are affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the collateral pool, the originator of the financial obligations or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement. Finally, aircrafts and aircraft engines are subject to many laws in different jurisdictions, and the repossession of aircrafts and aircraft engines from lessees or borrowers may be difficult and costly.

Investments by the fund in single aircraft or aircraft engine mortgages on the secondary market will be subject to similar risks as investments in aircraft and aircraft engine mortgage monetization notes. However, such investments may not have the benefit of diversification across a wider range of aircraft and aircraft engine assets and airlines or credit enhancement as may be the case with aircraft and aircraft engine mortgage monetization notes.

Airline Regulation

The airline industry is subject to regulation in the United States by, among others, the U.S. Department of Transportation and the U.S. Federal Aviation Administration (“FAA”) and outside the U.S. by additional agencies.

Failure to Obtain Certain Required Licenses and Approvals

Airlines are subject to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. As a result, the fund expects that certain aspects of its leases will require licenses, consents or approvals, including consents from governmental or regulatory authorities for certain payments under its leases and for the import, export or deregistration of the aircraft or aircraft engine. Subsequent changes in applicable law or administrative practice may increase such requirements and governmental consent, once given, could be withdrawn. Furthermore, consents needed in connection with the future remarketing or sale of an aircraft or aircraft engine may not be forthcoming. Any of these events could negatively affect the fund’s ability to remarket or sell aircrafts or aircraft engines which may cause the fund to incur substantial losses.

Effects of the Aviation Security Act

The U.S. Aviation and Transportation Security Act (the “Aviation Security Act”), among other things, subjects substantially all aspects of U.S. civil aviation security to federal oversight and mandates enhanced security measures, including: (i) improved flight deck security; (ii) deployment of federal air marshals on flights; (iii) improved security of airport perimeter access; (iv) airline crew security training; (v) augmented security screening of passengers, baggage, cargo, mail, employees and vendors; (vi) improved training and qualifications of security screening personnel; (vii) additional provision of passenger data to U.S. Customs and Border Protection; and (viii) more detailed background checks on passengers and airline and airport personnel. The implementation of the requirement that all checked baggage be screened by explosives detection systems has resulted, and may continue to result, in significant equipment acquisitions by the government and changes to baggage processing facilities and procedures. The changes mandated by the Aviation Security Act have increased costs for airlines providing service in the U.S., and have resulted in delays and disruptions to air travel, which have adversely affected, and may to continue to adversely affect, the aviation industry in general. It is expected that the Aviation Security Act will continue to impose additional costs on the airlines and may adversely impact the performance of the fund.

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Effect of Airworthiness Directives and Operating Restrictions

The maintenance and operation of aircraft and aircraft engines are strictly regulated by the FAA in the U.S. and similar governmental authorities in foreign jurisdictions. These rules and regulations govern such matters as certification, registration, inspection, operation and maintenance procedures, personnel certification and record keeping. Periodically, the FAA issues airworthiness directives requiring changes to aircraft or aircraft engine maintenance programs and procedures. Such airworthiness directives are issued from time to time with respect to aircraft and aircraft engines to ensure that they remain airworthy and safe. Future regulatory changes may also increase the cost of operating and/or maintaining aircraft and aircraft engines, which may adversely affect their residual value and the profitability of the fund, as can the failure of a lessee to comply with the maintenance provisions as set forth in its lease. The cost of compliance with such requirements may be significant.

Environmental Regulations May Negatively Affect the Airline Industry

Governmental regulations regarding aircraft and aircraft engine noise and emissions levels apply based on where the relevant aircraft or aircraft engine is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircrafts and aircraft engines to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (the “ICAO”), have specific standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircrafts or aircraft engines that qualified with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircrafts and aircraft engines that do not comply with the new standards and has incorporated aviation-related emissions into the European Union’s Emission Trading Scheme beginning in 2013. These regulations could limit the economic life of the aircraft and aircraft engines, reduce their value, limit the fund’s ability to lease or sell the non-compliant aircraft and aircraft engines or, if engine modifications are permitted, require the fund to make significant additional investments in the aircraft and aircraft engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Because aircraft engines are replaced from time to time in the normal course, it is likely that the number of such engines would increase over time. The ICAO is developing a global scheme based on market-based measures to limit CO2 emissions from international aviation to be implementing by 2020. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, noncompliant engines, as well as newer engines.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft and aircraft engine productivity. The European Union’s Emissions Trading Scheme requires that all of the emissions associated with international flights that land or take off within the European Union are subject to the trading program, even those emissions that are emitted outside of the European Union. The United Kingdom doubled its air passenger duties, in recognition of the environmental costs of air travel and similar measures may be implemented in other jurisdictions as a result of environmental concerns.

These regulations could limit the economic life of the aircraft and aircraft engines, reduce their value, limit the fund’s ability to lease or sell the compliance aircraft and aircraft engines or, if engine modifications are permitted, require the fund to make significant additional investments in the aircraft and aircraft engines to make them compliant, which could cause the fund to incur substantial losses. Further, compliance with

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current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and to generate lower net revenues, resulting in a negative impact on their financial conditions. Consequently, such compliance may affect lessees’ ability to make rental and other lease payments and reduce the value the fund receives for the aircraft or aircraft engine upon any disposition, which could cause the fund to incur substantial losses.

Cyclical Nature of the Maritime Sector

The maritime sector is cyclical, with volatility in charter rates, profitability and vessel values. Future demand for vessels will be dependent upon continued economic growth in numerous international economies, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world’s shipping fleets. A decline in demand for commodities or other products transported in ships or an increase in the supply of such vessels could materially adversely affect the fund’s investments. Historically, demand for vessels has generally been influenced by factors including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, such as port congestion and canal closures, currency exchange rates, armed conflict and terrorist activities including piracy, political developments, and sanctions, embargoes and strikes. Additionally, supply of vessels has generally been influenced by factors including the number of expected new building vessel deliveries, the scrapping rate of older vessels, access to traditional debt to finance the construction of new vessels, changes in environmental or other regulations that may limit the useful life of certain vessels.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include new building prices, secondhand vessel values in relation to scrap prices, costs of fuel supplies and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of the fund’s control, and the Subadvisor may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Maritime Risks

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of marine disaster, piracy, environmental accidents, grounding, fire, explosions and collisions, cargo and property losses or damage, business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions and work stoppages or other labor problems with crew members serving on vessels including crew strikes and/or boycotts.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to counterparties’ reputation and customer relationships generally.

International Operations Risks

The maritime sector is an inherently risky business involving global operations. A counterparty’s vessels will be at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. All these hazards can result in death or injury to persons, increased costs, loss of revenues, loss or damage to property (including cargo), environmental damage,

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higher insurance rates, damage to the counterparty’s customer relationships, harm to its reputation as a safe and reliable operator and delay or rerouting. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which could have a material adverse effect on the fund’s financial condition, cash flows and ability to pay distributions.

Maritime Claims

Maritime claimants may seek to arrest a vessel owned or held by a counterparty and used as security for an investment by the fund. Crew members, suppliers of goods and services to a vessel and other parties may be entitled to maritime liens against that vessel for unsatisfied debts, claims or damages, which liens may be senior to the fund’s investment in the capital structure of a counterparty. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel and commencing foreclosure proceedings. The arrest or attachment of one or more of the vessels of a counterparty could result in a significant loss of earnings for the related off-hire period. In addition, in some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against a counterparty or any of its vessels for liabilities of other vessels that it owns. The arrest or attachment of one or more vessels could have an adverse impact on the performance of the fund.

Risks Related to Commercial Real Estate and Residential Real Estate Investments

Investments in Real Estate Investments and Real Estate Debt Generally

The fund seeks to originate and acquire loans secured by commercial or residential real estate. Any deterioration of real estate fundamentals generally could negatively impact the fund’s performance by making it more difficult for borrowers to satisfy their debt payment obligations, increasing the default risk applicable to borrowers and making it relatively more difficult for the fund to meet its investment objective. Real estate investments are subject to various risks, including: (i) economic and market fluctuations; (ii) changes in environmental, zoning and other laws; (iii) casualty or condemnation losses; (iv) regulatory limitations on rents; (v) decreases in property values; (vi) changes in the appeal of properties to tenants; (vii) tenant defaults; (viii) changes in supply and demand; (ix) energy supply shortages; (x) various uninsured or uninsurable risks; (xi) natural disasters; (xii) changes in government regulations (such as rent control); (xiii) changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable; (xiv) increased mortgage defaults; (xv) increases in borrowing rates; and (xvi) negative developments in the economy that depress travel activity, demand and real estate values generally.

Debt investments are subject to credit and interest rate risks.

Risks Associated with Commercial Real Estate Loans

Loans on commercial real estate properties generally lack standardized terms, which may complicate their structure and increase due diligence costs. Commercial real estate properties tend to be unique and are more difficult to value than residential properties. Commercial real estate loans also tend to have shorter maturities than residential mortgage loans and are generally not fully amortizing, which means that they may have a significant principal balance or “balloon” payment due on maturity. Loans with a balloon payment involve a greater risk to a lender than fully amortizing loans because the ability of a borrower to make a balloon payment typically will depend upon its ability either to fully refinance the loan or to sell

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the collateral property at a price sufficient to permit the borrower to make the balloon payment. The ability of a borrower to effect a refinancing or sale will be affected by a number of factors, including the value of the property, mortgage rates at the time of sale or refinancing, the borrower’s equity in the property, the financial condition and operating history of the property and the borrower, tax laws, prevailing economic conditions and the availability of credit for loans secured by the specific type of property.

Investing in commercial real estate loans is subject to cyclicality and other uncertainties. The cyclicality and leverage associated with commercial real estate loans also have historically resulted in periods, including significant periods, of adverse performance, including performance that may be materially more adverse than the performance associated with other investments. Commercial real estate loans generally are non-recourse to borrowers. Commercial real estate loans are subject to the effects of: (i) the ability of tenants to make lease payments; (ii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions, such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space and the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions; (iii) the failure or insolvency of tenant businesses; (iv) interest rate levels and the availability of credit to refinance such loans at or prior to maturity; (v) compliance with regulatory requirements and applicable laws, including environmental controls and regulations and (vi) increased operating costs, including energy costs and real estate taxes. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties and such tenants may seek the protection of the bankruptcy laws, which can result in termination of lease contracts. If the properties securing the loans do not generate sufficient income to meet operating expenses, debt service, capital expenditure and tenant improvements, the obligors under the loans may be unable to make payments of principal and interest in a timely fashion. Income from and values of properties are also affected by such factors as the quality of the property manager, applicable laws, including tax laws, interest rate levels, the availability of financing for owners and tenants and the impact of and costs of compliance with environmental controls and regulations.

Risks Associated with Residential Mortgage Loans

The fund may invest in loans secured by residential real estate, including potentially mortgages made to borrowers with lower credit scores. Accordingly, such mortgage loans may be more sensitive to economic factors that could affect the ability of borrowers to pay their obligations under the mortgage loans. A decline or an extended flattening of home prices and appraisal values may result in increases in delinquencies and losses on residential mortgage loans, particularly with respect to second homes and investor properties and with respect to any residential mortgage loan where the aggregate loan amount (including any subordinate liens) is close to or greater than the related property value.

Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable-rate mortgage loans. Borrowers with adjustable payment mortgage loans will be exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin.

Certain residential mortgage loans may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the required minimum monthly payments are less than the interest accrued on the loan, the interest shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. Because the related mortgagors may be required to make a larger single payment upon maturity, the default risk associated with such mortgage loans may be greater than that associated with fully amortizing mortgage loans.

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The market for mortgage loans has been and may continue to be negatively affected by the coronavirus (COVID-19) pandemic. The U.S. government, its agencies or its instrumentalities previously implemented initiatives in response to the economic impacts of the coronavirus (COVID-19) pandemic applicable to federally backed mortgage loans. Similar initiatives may be implemented in the future. The fund cannot predict with certainty the extent to which such initiatives or the economic effects of the pandemic generally may affect rates of prepayment or default or adversely impact the value of the fund’s investments in securities in the mortgage industry as a whole.

Risks Associated with Mezzanine Investments

The fund may invest in mezzanine debt which has significant leverage ranking ahead of the fund’s investment. While the Subadvisor anticipates that the fund’s investment will usually benefit from the same or similar financial and other covenants as those enjoyed by the leverage ranking ahead of the fund’s investment, and will usually benefit from cross-default provisions, some or all of such terms may not be part of particular investments. The Subadvisor anticipates that the fund’s usual security for its mezzanine investments will be pledges of ownership interests, directly and/or indirectly, in a property-owning entity, and in some cases the fund may not have a mortgage or other direct security interest in the underlying real estate assets. Moreover, it is likely that the fund will be restricted in the exercise of its rights in respect of its mezzanine investments by the terms of subordination agreements between it and the debt or other securities ranking ahead of the mezzanine capital. Accordingly, the fund may not be able to take the steps necessary to protect its mezzanine investments in a timely manner or at all and there can be no assurance that the rate of return objectives of the fund or any particular investment will be achieved. To protect its original investment and to gain greater control over the underlying assets, the fund may need to elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment by the fund.

Risks Associated With B-notes and Preferred Equity Interests

The fund may hold B-notes and preferred equity interests, each of which are subordinate or otherwise junior in a borrower’s capital structure and involve privately negotiated structures. To the extent the fund holds subordinated debt or mezzanine tranches of a borrower’s capital structure or preferred equity interests, such investments and the fund’s remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in the borrower’s capital structure and, to the extent applicable, contractual intercreditor and/or participation agreement provisions, which will expose the fund to greater risk of loss.

As the terms of such loans and investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of B-notes to control the process following a borrower default may vary from transaction to transaction. Further, B-notes typically are secured by a single property and accordingly reflect the risks associated with significant concentration.

Risks Associated with Construction Loans

The fund may invest in mortgage loans used to finance the cost of construction or rehabilitation of a property, including ground up construction. Such construction lending may expose the fund to increased lending risks. Construction loans generally expose a lender to greater risk of non-payment and loss than permanent commercial mortgage loans because repayment of the loans often depends on the borrower’s ability to secure permanent “take-out” financing, which requires the successful completion of construction and stabilization of the project, or operation of the property with an income stream sufficient to meet operating expenses, including debt service on such replacement financing. For construction loans, increased

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risks include the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction—all of which may be affected by unanticipated construction delays and cost over-runs. Construction delays and cost over-runs may result from increasing costs or shortages of skilled labor and/or framing, concrete, steel and other building materials, environmental damage, delays in obtaining the requisite approvals, permits, licenses or certifications from the relevant authorities, legal actions, work stoppages, operational issues relating to construction, budget overruns and lack of financing. Construction loans typically involve an expectation that the borrower’s sponsors will contribute sufficient equity funds in order to keep the loan “in balance,” and the sponsors’ failure or inability to meet this obligation could also result in delays in construction or an inability to complete construction. Construction loans also expose the lender to additional risks of contractor non-performance, or borrower disputes with contractors resulting in mechanic’s or materialmen’s liens on the property and possible further delay in construction.

In addition, as the lender under a construction loan, the fund may be obligated to fund all or a significant portion of the loan at one or more future dates. The fund may not have the funds available at such future date(s) to meet its funding obligations under the loan. In that event, the fund would likely be in breach of the loan unless it is able to acquire the funds from alternative sources, which it may not be able to achieve on favorable terms or at all. Furthermore, construction loans may have multiple lenders and if another lender fails to fund its obligations, the fund could be faced with the choice of either funding for that defaulting lender or suffering a delay or protracted interruption in the progress of construction.

Risks Related to Consumer-Related Asset-Backed Securities

Asset-Backed Securities. See Asset-Backed Securities below.

Consumer Finance Industry Regulatory Environment

The fund may be subject to a wide variety of laws and regulations in the jurisdictions where it operates in respect of its consumer finance activities, including supervision and licensing by numerous governmental entities. These laws and regulations may create significant constraints on the fund’s consumer finance investments and result in significant costs related to compliance. Failure to comply with these laws and regulations could impair the ability of the fund to continue to make such investments and result in substantial civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses, and damage to reputation, brand and customer relationships.

The Dodd-Frank Act imposes significant regulatory oversight on the financial industry and grants the Consumer Financial Protection Bureau, or the CFPB, extensive rulemaking and enforcement authority, all of which may substantially impact the fund’s consumer finance investments.

The fund may also invest in other consumer debt and specialty finance markets, including, but not limited to, credit card receivables, asset-backed regulatory relief transactions, litigation finance, royalty transactions, equipment (e.g., renewable energy, construction, information technology, medical, logistics) and insurance-linked contracts.

Noncompliance with Consumer Financial Protection Laws

If certain consumer loan contracts do not comply with U.S. federal and state consumer financial protection laws, the servicer may be prevented from or delayed in collecting the loan contract. Also, some of these laws may provide that the assignee of a consumer contract (such as the issuing entity) is liable to the obligor for any failure of the contract to comply with these laws. This could result in delays in payment or losses on such loan contracts.

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Risks Associated with Corporate Asset-Based Credit

The fund may invest in asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights. A fundamental risk associated with the fund’s investments in asset-based corporate credit is that the companies in whose debt the fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. A number of factors may impact the failure of such companies to make payments on their loans, such as, among other factors, (i) an adverse development in their business, (ii) an economic downturn, (iii) poor performance by their management teams, (iv) legal, tax or regulatory changes, (v) a change in the competitive environment, or (vi) a force majeure event. The companies may be operating at a loss or have significant variations in operating results, or may otherwise be experiencing financial distress even when the Subadvisor expects them to remain stable. Additionally, the companies may require substantial additional capital to support their operations or to maintain their competitive position and as a result of that may become highly leveraged.

For further information, see “Asset-Backed Securities” below.

Risks Related to Liquid Securitized Credit

Asset-Backed Securities.

For the risks of investing in asset-back securities, see “Asset-Backed Securities” below.

Commercial Mortgage-Backed Securities

Collateral underlying CMBS generally consists of mortgage loans secured by income producing property, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, rental apartments, nursing homes, senior living centers and self-storage properties. The fund may invest directly in CMBS. Performance of a commercial mortgage loan depends primarily on the net income generated by the underlying mortgaged property. The market value of a commercial property similarly depends on its income-generating ability. As a result, income generation will affect both the likelihood of default and the severity of losses with respect to a commercial mortgage loan. Any decrease in income or value of the commercial real estate underlying an issue of CMBS could result in cash flow delays and losses on the related issue of CMBS.

Most commercial mortgage loans underlying CMBS are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related CMBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks and governmental disclosure requirements with respect to the condition of the property may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related CMBS. Revenues from the assets underlying such CMBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court appointed receiver to control collateral cash flow. The owner of CMBS does not have a contractual relationship with the borrowers of the underlying commercial

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mortgage loans. The CMBS holder typically has no right directly to enforce compliance by the borrowers with the terms of the loan agreement, nor any rights of set-off against the borrower, nor will it have the right to object to certain changes to the underlying loan agreements, nor to move directly against the collateral supporting the related loans.

At any one time, a portfolio of CMBS may be backed by commercial mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the commercial mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

Residential Mortgage-Backed Securities

Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Residential mortgage loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the related mortgaged property or properties are located, the terms of the loan, the borrower’s “equity” in the mortgaged property or properties and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed single-family properties may be very limited.

At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

Prepayments on the underlying residential mortgage loans in an issue of RMBS will be influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. RMBS are particularly susceptible to prepayment risks as they generally do not contain prepayment penalties and a reduction in interest rates will increase the prepayments on the RMBS, resulting in a reduction in yield to maturity for holders of such securities.

The mortgage-backed securities market has been and may continue to be negatively affected by the coronavirus (COVID-19) pandemic. The U.S. government, its agencies or its instrumentalities may implement initiatives in response to the economic impacts of the coronavirus (COVID-19) pandemic applicable to federally backed mortgage loans. These initiatives could involve forbearance of mortgage payments or suspension or restrictions of foreclosures and evictions. The fund cannot predict with certainty the extent to which such initiatives or the economic effects of the pandemic generally may affect rates of prepayment or default or adversely impact the value of the fund’s investments in securities in the mortgage industry as a whole.

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Risks Associated With “B-pieces”

The fund may invest in, or, in the event the fund finances its assets through securitization transactions, it may retain, so-called “B-pieces”, representing the most subordinated tranches issued by a CMBS, RMBS or other securitization. Although CMBS and RMBS generally have the benefit of first ranking security (or other exclusive priority rights) over any collateral, the timing and manner of the disposition of such collateral will be controlled by the related servicers, and in certain cases, may be controlled by or subject to consultation rights of holders of more senior classes of securities outstanding or by an operating advisor appointed to protect the interests of such senior classes. There can be no assurance that the proceeds of any sale of collateral or other realization on collateral will be adequate to repay the fund’s investment in full, or at all. In addition, “B-pieces” generally receive principal distributions only after more senior classes of CMBS and RMBS have been paid in full, and receive interest distributions only after the interest distributions then due to more senior classes have been paid. As a result, investors in “B-pieces” will generally bear the effects of losses and shortfalls on the underlying loans and unreimbursed expenses of the CMBS or RMBS issuer before the holders of other classes of CMBS or RMBS with a higher payment priority, with the concomitant potential for a higher risk of loss for such “B-pieces.” In addition, the prioritization of payments of principal to senior classes may cause the repayment of principal of such “B-pieces” to be delayed and/or reduced. Generally, all principal payments received on the mortgage loans will be first allocated to more senior classes of CMBS or RMBS, in each case, until their respective principal balances are reduced to zero, before principal is allocated to the “B-pieces” of CMBS or RMBS. Therefore, “B-pieces” may not receive any principal for a substantial period of time. In addition, generally “B-pieces” will be subject to the allocation of “appraisal reductions” which will restrict their ability to receive any advances of interest that might otherwise be made by the related servicer.

Generally, a shortfall in payment to investors in “B-pieces” of CMBS or RMBS will not result in a default being declared or the restructuring or unwinding of the transaction. To the extent that “B-pieces” represent a small percentage of the CMBS or RMBS issued in relation to the underlying collateral, a small loss in the value of such collateral may result in a substantial loss for the holders of such “B-pieces” and may impact the performance of the fund.

CLOs

The fund’s investments in CLOs and other structured vehicles will be frequently subordinate in right of payment to other securities sold by the applicable CLO or other structured vehicle and will not be readily marketable. Depending upon the default rate on the collateral of the CLO and other structured vehicles, the fund may incur substantial losses on its investments. In addition, when the fund sells securities or assets held by it to a CLO and other structured vehicle, the fund may not receive any residual interest in such CLO and other structured vehicle so that any profits that the fund might have recognized on such securities or assets will no longer inure to the benefit of the fund.

The market value of CLOs and other structured vehicles will generally fluctuate with, among other things, the financial condition of the obligors on the underlying debt obligations or, with respect to synthetic securities, of the obligors on or issuers of the reference obligations, general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates. The performance of CLOs and other structured vehicles will be adversely affected by macroeconomic factors, including the following: (i) general economic conditions affecting capital markets and participants therein; (ii) the economic downturns and uncertainties affecting economies and capital markets worldwide; (iii) concerns about financial performance, accounting and other issues relating to various publicly traded companies; and (iv) recent and proposed changes in accounting and reporting standards and bankruptcy legislation. In addition, interest payments on CLOs and other structured vehicles (other than the most senior tranche or tranches of a given issue) are generally subject to

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deferral. If distributions on the collateral underlying a CLO and other structured vehicle security are insufficient to make payments on the CLOs and other structured vehicles, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of the CLO or other structured vehicle issuer to pay such deficiency will be extinguished. CLOs and other structured vehicles (particularly the subordinated interests) may provide that, to the extent funds are not available to pay interest, such interest will be deferred or paid “in kind” and added to the outstanding principal balance of the related security. Generally, the failure by the issuer of a CLO or other structured vehicles security to pay interest in cash does not constitute an event of default as long as a more senior class of securities of such issuer is outstanding and the holders of the securities that have failed to pay interest in cash (including the fund) will not have available to them any associated default remedies.

CMOs

The fund may invest in mortgage-backed securities called CMOs. CMOs are issued in separate classes with different stated maturities. As the mortgage pool experiences prepayments, the pool pays off investors in classes with shorter maturities first. By investing in CMOs, the fund may manage the prepayment risk of mortgage-backed securities. However, prepayments may cause the actual maturity of a CMO to be substantially shorter than its stated maturity.

Asset-Backed Securities

The investment characteristics of ABS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The risk of each ABS depends both on the underlying assets and the legal structure of such security. Primarily, these securities do not have the benefit of the same security interest in the related collateral (e.g., automobile loans or leases, student loans or other consumer loans). There is a possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. Further, unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain ABS include both interest and a partial payment of principal. This partial payment of principal may be composed of a scheduled principal payment as well as an unscheduled payment from the voluntary prepayment, refinancing or foreclosure of the underlying collateral. As a result of these unscheduled payments of principal, or prepayments on the underlying collateral, the price and yield of ABS can be adversely affected.

The risk of investing in ABS is ultimately dependent upon payment of loans or leases by the debtor. The collateral supporting ABS is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. As with mortgage-backed securities, ABS are often backed by a pool of assets representing the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The value of an ABS is affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the collateral pool, the originator of the financial obligations or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.

Residual Interests

The fund may make substantial investments in unsecured equity tranches and equivalent junior subordinate securities of structured finance vehicles. Such residuals will represent subordinated interests in the relevant structured finance vehicle only and are not secured by any assets of such structured finance vehicle. Residuals will be subordinated to all other securities of the structured finance vehicle and all other amounts due under the priority of payments set forth in the operative documents of such structured finance vehicle.

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As such, the greatest risk of loss relating to defaults in the collateral or asset portfolio of the structured finance vehicle is borne by the residuals. The fund, therefore, as holder of the residuals, will rank behind all of the creditors, whether secured or unsecured and known or unknown, of the structured finance vehicle.

The investment in residuals will expose the fund to the highly leveraged investments in the collateral securing the other obligations of, and securities issued by, the structured finance vehicle. Therefore, the market value of these investments would be anticipated to be significantly affected by, among other things, changes in the market value of the assets, changes in the distribution on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and the availability, prices and interest rate of assets. Due to the leverage inherent in structured finance vehicle structures, changes in the value of the residuals could be greater than the changes in the values of the underlying collateral, the assets constituting which are subject to, among other things, credit and liquidity risk. Accordingly, “equity” or subordinated interests and note classes may not be paid in full and may be subject to total loss. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on each such class of changes in the value of assets, changes in the distribution on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Investors must consider with particular care the risks of leverage in residuals because, although the use of leverage creates an opportunity for substantial returns for the fund on the residuals, it increases substantially the likelihood that the fund could lose its entire investment in residuals if the pool of underlying collateral held by the relevant structured finance vehicle is adversely affected by market developments.

Investing in more senior securities issued by structured finance vehicles will involve similar risks, although the exposure of the fund to such risks will be in the context of a more senior position.

Risks Related to Specialty Finance

Litigation Finance

The fund may extend a loan to a law firm secured by future fee proceeds from some or all of such firm’s portfolio of litigation matters, or it may advance funds to a party in a lawsuit or their counsel in return for a share of litigation proceeds or other financial reward if the party is successful. Where a loan is secured by litigation proceeds, or where the recipient of financing is not obligated to make any payment unless and until litigation proceeds are actually received by the litigant or their counsel, the fund could suffer a complete loss of the capital invested if the matter fails to be resolved in the recipient’s favor. Other risks the fund may face in connection with these financing activities include, without limitation: (i) losses from terminated or rejected settlements; (ii) predictive evaluations of the strength of cases, claims or settlements may turn out to be inaccurate; (iii) losses as a result of inability to collect, or timing uncertainty relating to collection on, judgments or awards; (iv) lack of control over decisions of lawyers acting pursuant to their professional duties in connection with formulating and implementing litigation strategies or otherwise; (v) expenses and uncertainties involving reliance on outside counsel and experts; (vi) changes in law, regulations or professional standards on such financing activities; (vii) poor case selection and case outcomes; (viii) timing or delays inherent to litigation; (ix) changes in counsel; (x) costs of litigation; (xi) inability of a defendant to pay a judgement or settlement; (xii) general competition and industry-related risks; (xiii) conflicts of interest; and (xiv) issues associated with the treatment of these types of investments for tax purposes.

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MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility to oversee the business affairs of the fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the fund as are customarily exercised by the board of trustees of a registered investment company organized as a corporation.

The Board oversees the management of the fund, including the services performed by the Advisor under the Advisory Agreement (defined below) and the Subadvisor under the Subadvisory Agreement (defined below). The name and business addresses of the Trustees and officers of the fund and their principal occupations and other affiliations are set forth under “Those Responsible for Management” in the SAI.

The Advisor and the Subadvisor

The fund’s investment adviser is John Hancock Investment Management LLC. The Advisor is an indirect principally owned subsidiary of John Hancock Life Insurance Company (U.S.A.), which in turn is a subsidiary of Manulife Financial Corporation. As of December 31, 2022, the Advisor had total assets under management of approximately $144.3 billion.

The Advisor has engaged Marathon Asset Management LP as a sub-adviser to the fund. The Subadvisor is a registered investment adviser with the SEC under the Advisers Act and is a Delaware limited partnership. The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor.

Marathon is a global credit manager with $23.15 billion in assets under management. The firm was formed in 1998 by Chairman & CEO Bruce Richards and CIO Louis Hanover. With offices in New York City, Miami, Los Angeles, London, Luxembourg, and Tokyo the firm has approximately 173 employees worldwide. Marathon deploys capital in the public and private credit markets, corporate loans and bonds, emerging market debt and structured credit markets, including real estate and asset-based lending. Marathon currently manages $5 billion in asset-based credit investments as of December 31, 2022. The Subadvisor is located at One Bryant Park, 38th Floor, New York, NY 10036.

The basis for the Board’s approval of the advisory fees, and of the Advisory Agreement overall, including the Subadvisory Agreement, is discussed in the fund’s annual shareholder report for the period ended October 31, 2022.

Portfolio Management Information

The following individuals are jointly and primarily responsible for the day-to-day management of the fund’s portfolio.

Ed Cong Portfolio Manager Managed the fund since 2022 Joined Marathon in 2006	Louis Hanover Co-Founder, Managing Partner and Chief Investment Officer Managed the fund since 2022 Co-Founded Marathon in 1998	Andrew Springer Senior Portfolio Manager Managed the fund since 2022 Joined Marathon in 2003

Included in the SAI is information regarding the individuals listed above, including the structure and method by which they are compensated, other accounts they manage, and their ownership of Shares in the fund.

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Advisory Agreement

Pursuant to the Advisory Agreement, the Advisor is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the fund. The Investment Advisory Agreement was initially approved by the fund’s full Board and by the Independent Trustees at a meeting held on June 15, 2022, and is also approved by the initial Shareholder of the fund. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice by the Board, by vote of a majority of the outstanding Shares of the fund, or by the Advisor. The Investment Advisory Agreement has an initial term that expires two years after the fund has commenced investment operations. Thereafter, the Investment Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding Shares of the fund, respectively, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees by vote cast at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

The Advisor shall be entitled to receive from the fund as compensation for its services both a Management Fee and an Incentive Fee.

The Advisor shall be paid at the end of each calendar month a fee at the annual rate of 1.350% of the average monthly value of the Managed Assets of the fund (the “Management Fee”). The term “Managed Assets” means the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness.

The Incentive Fee is earned on Pre-Incentive Fee Net Investment Income, as defined below, attributable to each Share Class, and shall be calculated and accrued on a monthly basis while being determined and payable in arrears as of the end of each fiscal quarter beginning on and after the commencement of the first fiscal quarter following the one-year anniversary of the effective date of the Advisory Agreement.

Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:

•	No Incentive Fee shall be payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.25% per quarter based on the Class’s average beginning monthly net assets for the applicable quarterly payment period (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) (the “Quarterly Return”), or 5.00% annualized;
•	All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.4286% of the average beginning monthly net assets of that Class (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) for the fiscal quarter (5.714% annualized), shall be payable to the Advisor; and
•	For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.4286% of the Class’s average beginning monthly net assets (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period), the Incentive Fee with respect to that Class shall equal 12.5% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income,” with respect to each Class, is defined as the Class’s share of net investment income (allocated based on the net asset value of the Class relative to the fund as a whole),

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which will include investment income earned by the fund (i.e., interest income, dividend income, etc.) reduced by (1) fund-related investment expenses (i.e., interest and dividend expense, expenses related to the execution of the investment strategy) and (2) after subtracting any reimbursement made by the Advisor to the fund pursuant to any expense waiver or cap arrangement agreed to between the Advisor and the fund, any other fund expenses, determined in accordance with US GAAP prior to application of the Incentive Fee, except that such “other fund expenses” shall not include, without limitation, any payments under a Rule 12b-1 plan.

The following graphic highlights the operation of the Incentive Fee:

Quarterly Incentive Fee

Each Class’s Pre-Incentive Fee Net Investment Income

(expressed as a percentage of such Class’s average beginning monthly net asset value)

The Incentive Fee is accrued monthly and taken into account for the purpose of determining the fund’s net asset value. Accordingly, the repurchase price received by a Shareholder whose Shares are repurchased in a tender offer will be based on a valuation that will reflect an Incentive Fee accrual, if any. The Incentive Fee presents certain risks that are not present in funds without an Incentive Fee.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund, the Advisor and any trustee, officer, member or employee thereof, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the fund, for any error of judgment, for any mistake of law or for any act or omission by such person in connection with the performance of services under the Investment Advisory Agreement. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the fund of the Advisor, or any Trustee, member, officer or employee thereof, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the fund, as the case may be, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund.

The Subadvisory Agreement

The Advisor entered into a Subadvisory Agreement dated June 15, 2022, with the Subadvisor (the “Subadvisory Agreement”). Under the terms of the Subadvisory Agreement, the Subadvisor is responsible for managing the investment and reinvestment of the assets of the fund, subject to the supervision and control of the Board and the Advisor. For services rendered by the Subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the Subadvisor a fee. For the services rendered and the expenses assumed by the Subadvisor, the Advisor shall pay to the Subadviser at the end of each calendar month a fee (the “Subadvisor Fee”) at the annual rate of 0.625% of the average monthly value of the fund’s Managed Assets. The Advisor shall also pay the Subadvisor the Incentive Fee, as set forth above.

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The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.

Service Agreement

Pursuant to the Service Agreement, the Advisor is responsible for providing, at the expense of the fund, certain financial, accounting and administrative services such as legal services, tax, accounting, valuation, financial reporting and performance, compliance and service oversight. Pursuant to the Service Agreement, the Advisor shall determine, subject to Board approval, the expenses to be reimbursed by the fund, including an overhead allocation. The payments under the Service Agreement are not intended to provide a profit to the Advisor. Instead, the Advisor provides the services under the Service Agreement because it also provides advisory services under the Investment Advisory Agreement. The reimbursement shall be paid monthly in arrears by the fund.

Distribution and Service Fee

In connection with Class S Shares of the fund, the fund pays the Distributor or a designee a Distribution and Service fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and in connection with Class D Shares of the fund, the fund pays the Distributor or a designee a Distribution and Service fee equal to 0.25% per annum of the aggregate value of the fund’s Class D Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable quarterly. The Distributor or designee may transfer or re-allow a portion of the Distribution and Service Fee to certain intermediaries. The Advisor also may pay a fee out of its own resources to intermediaries.

Pursuant to the conditions of an exemptive order issued by the SEC allowing the fund to issue multiple classes of Shares, the Distribution and Service Fee is paid pursuant to a plan adopted by the fund in compliance with the provisions of Rule 12b-1 under the 1940 Act (the “Class Plan”). The Distribution and Service Fee serves as a vehicle for the fund to pay the Distributor for payments it makes to intermediaries. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to intermediaries. However, the portion of the 0.85% fee under the Class S Plan designated for regulatory purposes as service fees, for the provision of personal investor services as defined under applicable rules, will be deemed not to exceed 0.25% of the fund’s net assets attributable to Class S Shares.

A portion of the Distribution and Services Fee may be paid for ongoing investor servicing. The types of investor services provided include, but are not limited to: advising Shareholders of the net asset value of their Shares; advising Shareholders with respect to making repurchases of Shares; providing information to Shareholders regarding general market conditions; providing Shareholders with copies of the fund’s Prospectus (if requested), annual and interim reports, proxy solicitation materials, tender offer materials, privacy policies, and any other materials required under applicable law; handling inquiries from Shareholders regarding the fund, including but not limited to questions concerning their investments in the fund, Shareholder account balances, and reports and tax information provided by the fund; assisting in the enhancement of relations and communications between such Shareholders and the fund; assisting in the establishment and maintenance of such Shareholders’ accounts with the fund; assisting in the maintenance of fund records containing Shareholder information, such as changes of address; providing such other information and liaison services as the fund may reasonably request; and other matters as they arise from time to time.

These arrangements may result in receipt by broker-dealers and their personnel (who themselves may receive all or a substantial part of the relevant payments) or registered investment advisers of compensation

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in excess of that which otherwise would have been paid in connection with servicing shareholders of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting the intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller payments. Such payments may be different for different intermediaries. The Advisor may pay from its own resources additional compensation to intermediaries in connection with sale of Shares or servicing of Shareholders.

Intermediaries may in addition charge a fee directly to investors for their services in conjunction with an investment in the fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the fund and will reduce the amount of an investor’s investment in the fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the fund. Shareholders should direct any questions regarding such fees to the relevant intermediary.

The fund is indirectly subject to a Financial Industry Regulatory Authority, Inc. (“FINRA”) cap on compensation paid to FINRA member firms. The cap includes any placement agent fees and investor distribution and/or service fees.

However, the fund voluntarily agrees to limit the maximum compensation payable to all FINRA member firms (in the aggregate) participating in the fund’s distribution such that it will not exceed 8% of the fund’s offering proceeds until such time as the fund makes at least two repurchase offers per calendar year for its Shares pursuant to Rule 13e-4 and Schedule TO under the 1934 Act. Thereafter, the fund intends to rely on the exemption provided under FINRA Rule 5110(h)(2)(L), including the requirement to limit the total amount of compensation paid to participating members to the amount permitted by the sales charge limitations of FINRA Rule 2341, in which case the underwriting compensation provisions of FINRA Rule 5110 will not apply.

DISTRIBUTIONS

The fund intends to make quarterly distributions of net investment income, after payment of interest on outstanding borrowings, if any. The fund will distribute annually any net short-term capital gain and any net capital gain (which is the excess of net long-term capital gain over short-term capital loss). Distributions to Shareholders cannot be assured, and the amount of each quarterly distribution is likely to vary. It is possible, although not intended, that distributions could exceed net investment income and net short-term and long-term capital gain, resulting in a return of capital.

FEDERAL INCOME TAX MATTERS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for

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investment) for U.S. federal income tax purposes. Prospective Shareholders should consult their own tax advisors regarding the foreign and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the fund are consistent with their overall investment plans.

Taxation of the Fund

The fund intends to elect to be treated and to qualify each year as a “regulated investment company” (“RIC”) under Subchapter M of the Code and to comply with applicable distribution requirements so that it generally will not pay U.S. federal income tax on income and capital gains distributed to Shareholders. In order to qualify as a RIC, which qualification the following discussion assumes, the fund must satisfy certain tests regarding the sources of its income and the diversification of its assets. If the fund qualifies as a RIC and, for each taxable year, it distributes to its Shareholders an amount equal to or exceeding the sum of (i) 90% of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest, if any, over certain related expenses, the fund generally will be relieved of U.S. federal income tax on any income of the fund, including “net capital gains” (the excess of net long-term capital gain over net short-term capital loss), distributed to Shareholders. However, if the fund retains any investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund intends to distribute at least annually all or substantially all of its investment company taxable income, net tax-exempt interest, and net capital gain.

If the fund does not qualify as a RIC for any taxable year, the fund’s taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to the Shareholders as ordinary income. Such distributions generally would be eligible (i) to be treated as qualified dividend income (as described below) in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, in order to requalify for taxation as a regulated investment company, the fund might be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Distributions to Shareholders

The fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to Shareholders for federal, state and local income tax purposes to the extent of the fund’s current and accumulated earnings and profits. Such distributions are taxable whether they are received in cash or reinvested in fund Shares. The fund expects that its dividend distributions will generally be taxable to Shareholders at ordinary income rates. The fund’s distributions of its net capital gain will be taxable to individual Shareholders as long-term capital gain, regardless of the length of time the Shareholders have held their Shares. Distributions by the fund in excess of the fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders’ tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

The fund does not currently expect that it will earn significant amounts of qualified dividend income and, therefore, does not anticipate that any significant portion of its distributions to individual Shareholders will

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qualify for lower tax rates applicable to qualified dividend income. Likewise, the fund does not anticipate that any significant portion of its dividends paid to Shareholders that are corporations will be eligible for the “dividends received” deduction.

Shareholders are generally taxed on any dividends from the fund in the year they are actually distributed. But dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on the preceding December 31.

If the fund retains any net capital gains for a taxable year, the fund may designate the retained amount as undistributed capital gains in a notice to Shareholders who, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the fund on the undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities.

An individual must pay a 3.8% tax on the lesser of (1) the individual’s “net investment income,” which generally includes net gains from the disposition of investment property, or (2) the excess of the individual’s “modified adjusted gross income” over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers). This tax is in addition to any other taxes due on that income. A similar tax applies to estates and trusts. Shareholders should consult their own tax advisors regarding the effect, if any, this provision may have on their investments.

An investor should be aware that, if shares are purchased shortly before the record date for any taxable distribution (including a capital gain distribution), the purchase price likely will reflect the value of the distribution and the investor then would receive a taxable distribution that is likely to reduce the trading value of such Shares, in effect resulting in a taxable return of some of the purchase price.

An investor should also be aware that the benefits of the reduced tax rate applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual Shareholders.

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on dividends paid by the fund. Capital gain distributions, if any, are not subject to the 30% withholding tax. Exemptions from this withholding tax are also provided for dividends properly designated as interest related dividends or as short-term capital gain dividends paid by the fund with respect to its qualified net interest income or qualified short-term gain. Under legislation known as FATCA, a 30% U.S. withholding tax may apply to any U.S.-source “withholdable payments” made to a foreign entity unless the foreign entity enters into an agreement with either the Internal Revenue Service or a governmental authority in its own country, as applicable, to collect and provide substantial information regarding the entity’s owners, including “specified United States persons” and “United States owned foreign entities,” or otherwise demonstrates compliance with or exemption from FATCA. The term “withholdable payment” includes any payment of interest (even if the interest is otherwise exempt from the withholding rules described above) or dividends, in each case with respect to any U.S. investment. The withholding tax regime went into effect on July 1, 2014 with respect to U.S.-source income. Proposed regulations (having current effect) eliminate the application of the withholding tax that was scheduled to begin in 2019 with respect to U.S.-source investment sale proceeds. Foreign investors should consult their own tax advisers regarding the impact of FATCA on their investment in the fund.

The fund will inform its Shareholders of the source and status of each distribution made in a given calendar

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year after the close of such calendar year.

Gain from Repurchases of Shares

The sale of Shares pursuant to a tender offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Code Section 302(b), a sale of Shares pursuant to a tender offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the fund for the Shares purchased in the tender offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable share of the fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable share of the fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the fund has been increased by such tender.

Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under FATCA unless they have provided the fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

The fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the fund its correct taxpayer identification number or otherwise establish an

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exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the fund that are treated as made in exchange for tendered Shares only if it furnishes to the fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

Additionally, any loss realized on a disposition of Shares of the fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

UBTI

Under current law, the fund generally serves to “block” (that is, prevent the attribution to Shareholders of) UBTI from being realized by tax-exempt Shareholders. Notwithstanding this “blocking” effect, a tax-exempt Shareholder of the fund could realize UBTI by virtue of its investment in the fund if Shares in the fund constitute debt-financed property in the hands of the tax-exempt Shareholder within the meaning of Code Section 514(b). A tax-exempt Shareholder also may recognize UBTI if the fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or equity interests in taxable mortgage pools.

Investments in a Non-US Subsidiary

To qualify as a RIC for any taxable year, the fund must, among other things, satisfy a gross income test for such taxable year. Specifically, at least 90% of the fund’s gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”). Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income. In order to avoid receiving non-qualifying income from such investments, the fund may invest in those Asset-Based Lending Investments indirectly through one or more Non-US Subsidiaries.

A Non-US Subsidiary will be treated as a controlled foreign corporation (a “CFC”), and the fund will be a “United States shareholder” thereof. As a result, the fund will be required to include in its gross income each taxable year all of a Non-US Subsidiary’s “subpart F income” and its “GILTI” income. It is expected that much of each Non-US Subsidiary’s income will be “subpart F income.” If a Non-US Subsidiary realizes a net loss, that loss generally will not be available to offset the fund’s income. The fund’s inclusion of a Non-US Subsidiary’s “subpart F income” in its gross income will increase the fund’s tax basis in its shares of the Non-US Subsidiary. Distributions by a Non-US Subsidiary to the fund will not be taxable to the extent of its previously undistributed “subpart F income” and will reduce the fund’s tax basis in those shares. A Non-U.S. Subsidiary may be subject to foreign withholding taxes or income taxes on income or gains attributable to Asset-Based Lending Investments held by such subsidiary.

Although income from the Asset-Based Lending Investments held by a Non-US Subsidiary would not be

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Qualifying RIC Income if received directly by the fund, the Code provides that a RIC’s “subpart F income” inclusions will be treated as Qualifying RIC Income if the CFC distributes such income to the RIC during the year of inclusion. Further, the IRS has issued Regulations providing that the annual net profit, if any, realized by a Non-US Subsidiary in which the fund invests as part of its business of investing in stock or securities and included in the fund’s income under the subpart F rules will constitute “qualifying income” for purposes of remaining qualified as a RIC whether or not the included income is distributed by a Non-US Subsidiary to the fund.

For U.S. federal income tax purposes, a Non-US Subsidiary is treated as a corporation. A Non-US Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“effectively connected income”). In addition, a Non-US Subsidiary would be subject to a 30% U.S. branch profits tax in respect of its “dividend equivalent amount,” as defined in Section 884 of the Code, attributable to effectively connected income. The fund expects that, in general, the activities of each Non-US Subsidiary will be conducted in a manner such that the Non-US Subsidiary will not be treated as engaged in the conduct of a U.S. trade or business. There can be no assurance, however, that a Non-US Subsidiary will not recognize any effectively connected income. The imposition of U.S. federal tax on a Non-US Subsidiary’s effectively connected income could significantly reduce the fund’s returns.

Investments in a Domestic Subsidiary

Income from certain Asset-Based Lending Investments will not be Qualifying RIC Income and, in some cases, income from those Asset-Based Lending Investments also would result in “effectively connected income” (as described above) if received by a Non-US Subsidiary. For that reason, certain Asset-Based Lending Investments may be held by the fund indirectly through one or more Domestic Subsidiaries. A Domestic Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income and gains, as well as any applicable state income tax. Dividends paid by a Domestic Subsidiary to the fund would be Qualifying RIC Income.

Limitations on Investments in Subsidiaries

The RIC diversification requirements provide, among other requirements, that not more than 25% of the value of the fund’s total assets can be invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the fund controls and that are engaged in the same, similar or related trades or businesses. As a result, the fund’s total investment in certain Non-US Subsidiaries and Domestic Subsidiaries that are engaged in the same, similar or related trades or businesses is limited to no more than 25% of the value of the fund’s total assets.

Certain Withholding Taxes

The fund may be subject to foreign withholding taxes on income or gains attributable to Asset-Based Lending Assets located in foreign countries. U.S. investors in the fund will not be entitled to a foreign tax credit with respect to any of those taxes.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the fund. Shareholders are generally taxable in their state of residence on dividend and capital gain distributions they receive from the fund. The fund may become subject to taxes in states and localities if it is deemed to conduct business in

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those jurisdictions.

Information Reporting and Backup Withholding

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the fund during the year. The fund (or its administrative agent) is required to report to the Internal Revenue Service and furnish to Shareholders the cost basis information and holding period for the fund’s Shares that are repurchased by the fund. The fund will permit Shareholders to elect from among several permitted cost basis methods. Unless a Shareholder contacts the fund to make an election, the fund will use a default cost basis method. The cost basis method a Shareholder elects may not be changed with respect to a repurchase of Shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments (at the current rate of 24%) if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the fund. All investors are urged to consult with their own tax advisers regarding any proposed investment in the fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required.

Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the fund.

DIVIDEND REINVESTMENT PLAN

Pursuant to the Dividend Reinvestment Plan (“DRP”) established by the fund, each Shareholder will automatically be a participant under the DRP and have all income distributions, whether dividend distributions or capital gains distributions, automatically reinvested in additional Shares. Election not to participate in the DRP and to receive all income distributions, whether dividend distributions or capital gains distributions, in cash may be made by notice to a Shareholder’s intermediary (who should be directed to inform the fund). A Shareholder is free to change this election at any time. If, however, a Shareholder elects to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95-day period. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary) must contact the nominee regarding its status under the DRP, including

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whether such nominee will participate on such Shareholder’s behalf as such nominee will be required to make any such election.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRP will be treated as having received a distribution equal to amount payable to them in cash as a distribution had the Shareholder not participated in the DRP.

Shares will be issued pursuant to the DRP at their NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request for change of participation/non-participation status in the DRP must be received by the fund within the above timeframe to be effective for that dividend or capital gain distribution. The fund may terminate the DRP at any time upon written notice to the participants in the DRP. The fund may amend the DRP at any time upon 30 days’ written notice to the participants. Any expenses of the DRP will be borne by the fund.

A Shareholder holding Shares that participate in the DRP in a brokerage account may not be able to transfer the Shares to another broker and continue to participate in the DRP. For further information on the DRP contact the fund at 800-225-6020.

PURCHASE TERMS

The fund offers three separate classes of Shares designated as Class I Shares, Class S Shares, and Class D Shares, to certain eligible individual and institutional investors.

Class I Shares are generally only available for purchase (1) through fee-based programs, also known as wrap accounts, that provide investor’s access to Class I Shares, (2) by pension funds and other institutional investors, (3) by endowments, foundations, donor advised funds, and other charitable entities, (4) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (5) through certain registered investment advisers, (6) by the Advisor’s employees, officers and directors and their immediate family members, and joint venture partners, consultants and other service providers, (7) by the Trustees, or (8) other categories of investors that are named in an amendment or supplement to this Prospectus.

Class D Shares are generally only available for purchase (1) through fee-based programs, also known as wrap accounts, that provide investor’s access to Class D Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that are named in an amendment or supplement to this Prospectus.

Class S Shares are available through brokerage and transaction-based accounts.

In certain cases, where a holder of Class S Shares or Class D Shares exits a relationship with a participating broker-dealer for the fund and does not enter into a new relationship with a participating broker-dealer for the fund, such holder’s Shares may be exchanged into an equivalent NAV amount of Class I Shares. Before making your investment decision, please consult with your financial professional or broker-dealer regarding your account type

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Shares will generally be offered as of the first business day of each month (the “Purchase Date”) based on the fund’s NAV per Share as of the close of business on the business day immediately preceding the Purchase Date. A completed application in good order must be received by the fund’s Transfer Agent at least five business days in advance of the Purchase Date. The fund or the Transfer Agent may also request additional documentation from the investor in order to verify the identity of the investors as required under various laws including the USA Patriot Act of 2001 (“Investor Verification”) and Shares of the fund will not be purchased until this verification is complete. If the fund and the Transfer Agent are unable to complete the verification before the Purchase Date, the investors’ funds will be held in a non-interesting bearing account by the Transfer Agent and the purchase of the Shares will then be made on the Purchase Date of the following calendar month. In such case, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order. However, if the fund and the Transfer Agent are unable to complete the verification within 30 business days of receipt of a completed application, the purchase of Shares will be rejected and the funds in the amount of the purchase will be returned to the investor.

The Board may discontinue accepting purchases on a monthly basis at any time. All purchases are subject to the receipt of cleared funds three business days prior to the Purchase Date in the full amount of the purchase. Although the fund may accept, in its sole discretion, a purchase prior to receipt of cleared funds, an investor may not become a Shareholder until cleared funds have been received. The fund reserves the right to reject any purchase of Shares and the Advisor may, in its sole discretion, suspend the offer of Shares at any time.

All Shares are sold at the most recently calculated net asset value per Share for a particular class as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is as follows: $1 million for Class I Shares with additional investment minimums of $100,000; and $10,000 with additional investment minimums of $5,000 for Class S Shares and Class D Shares. The fund may accept investments for a lesser amount under certain circumstances at its sole discretion. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors. Certain selling brokers, dealers or banks and financial advisors may impose higher or lower minimum investment levels or other requirements than those imposed by the fund.

Except as otherwise permitted by the fund, initial and any additional purchases of Shares of the fund by any Shareholder must be paid by wire, and all contributions must be transmitted by the time and in the manner that is specified in the application. Initial and any additional contributions to the capital of the fund must be made in a single payment.

Although the fund may, in its discretion, accept contributions of securities, the fund does not currently intend to accept contributions of securities. If the fund chooses to accept a contribution of securities, the securities would be valued in the same manner that the fund values its other assets. Because of anti-money laundering concerns, the fund will not accept investments made in cash. For this purpose, cash includes currency (i.e., coin or paper money), cashier’s checks, bank drafts, travelers’ checks, and money orders.

Each potential investor must also represent and warrant in a purchase agreement, among other things, that the investor is an “Eligible Investor” as described below and is purchasing Shares for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

Generally, a sales load of up to 3.50% is charged on purchases of Class S Shares and a sales load of up to 1.50% is charged on purchases of Class D Shares. Class I Shares are not subject to any sales load. The sales

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load may be waived for certain institutional investors, employees of the Advisor, the Distributor or a financial intermediary and their affiliates, and members of their immediate families and such other persons as may be authorized by the Advisor at its sole discretion. The sales load will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund.

For all Share Classes, a 2.00% Early Repurchase Fee payable to the fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares (on a “first in-first out” basis). The Early Repurchase Fee will be retained by the fund for the benefit of the remaining Shareholders.

Financial intermediaries may also impose fees (subject to compliance with applicable FINRA rules), terms and conditions on investor accounts and investments in the fund that are in addition to the fees, terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the fund, the Distributor or any other service provider of the fund. Any terms and conditions imposed by a financial intermediary, or operational limitations applicable to such parties, may affect or limit a Shareholder’s ability to subscribe for Shares, or otherwise transact business with the fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the financial intermediary.

Eligible Investors

Shares will be offered only to Eligible Investors. This means that to purchase Shares of the fund, a prospective Shareholder will be required to certify that the Shares are being acquired by an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Eligible Investors that are individuals must also be either U.S. citizens or U.S. resident aliens. Eligible Investors also include investment companies and U.S. and foreign feeder funds in compliance with the 1940 Act. In its discretion, the fund may admit certain non-US investors in compliance with applicable law. Existing Investors seeking to purchase additional Shares will be required to qualify as Eligible Investors at the time of the additional purchase, except with respect to reinvested distributions. The Advisor may from time to time impose stricter or less stringent eligibility requirements.

Existing Shareholders subscribing for additional Shares other than through a dividend reinvestment will be required to verify their status as Eligible Investors at the time of the additional purchases. The qualifications required to invest in the fund appear in an application form that must be completed by each prospective investor.

Important information about opening a new account

To help the government fight the funding of terrorism and money laundering activities, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

For individual investors opening an account. When you open an account, you will be asked for your name, residential address, date of birth, and Social Security number.

For investors other than individuals. When you open an account, you will be asked for the name of the entity, its principal place of business, and taxpayer identification number (TIN), and you may be requested to provide information on persons with authority or control over the account, including, but not limited to, name, residential address, date of birth, and Social Security number. You may also be asked to provide documents, such as articles of incorporation, trust instruments, or partnership agreements, and other information that will help the transfer agent identify the entity. Please see the account application for more

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details.

DETERMINATION OF NET ASSET VALUE

The net asset value per Share for each class of Shares of the fund is determined monthly (or more frequently as needed) by dividing the value of total assets for the class of Shares minus liabilities for the class of Shares by the total number of Shares outstanding for such class at the date as of which the determination is made. The Class I Shares’ net asset value, plus the Class S Shares’ net asset value, plus the Class D Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class S Share net asset value and the Class D Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time. A “Business Day” with respect to the fund is each day the New York Stock Exchange and the fund are open.

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the fund to repurchase those Shares. There is no public market for Shares, and none is expected to develop. With limited exceptions, Shares are not transferable and liquidity normally will be provided only through repurchase offers that will be made from time to time by the fund, as described below. Any transfer of Shares in violation of the Declaration of Trust will not be permitted and will be void. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the fund, as described below. For information on the fund’s policies regarding transfers of Shares, see “Repurchases, Mandatory Repurchases and Transfers of Shares” in the SAI.

Repurchases of Shares

At the sole discretion of the Board and provided that it is in the best interests of the fund and Shareholders to do so, the fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers or take any other action permitted by the tender offer rules under 1934 Act, and described in the written tender offer notice that will be provided to Shareholders for each repurchase offer. In determining whether the fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Advisor currently expects that it will generally recommend to the Board that the fund offer to repurchase Shares from shareholders quarterly with tender offer valuation dates occurring on the last business day of March, June, September and December (each, a “Valuation Date”); however, there can be no assurance that any such tender offers will be conducted on a quarterly basis or at all. The fund currently does not intend to offer to repurchase Shares at any time during the first two years of operations of the fund. The fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions.

The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. Each repurchase offer ordinarily will be limited to the repurchase of no more than 5%. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered.

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In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. The tender offer period will likely commence approximately 75 days or less prior to the date of repurchase by the fund, with the Expiration Date (as defined below) typically being approximately 50 days or less prior to the date of repurchase by the fund.

In determining whether the fund should repurchase Shares from Shareholders pursuant to written tenders, the Board will consider a variety of factors. The Board expects that the fund will ordinarily offer to repurchase Shares from Shareholders quarterly. The expiration date of the repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than twenty (20) business days after the commencement date of the repurchase offer and at least ten (10) business days from the date that notice of an increase or decrease in the percentage of the Shares being sought or consideration offered is first published, sent or given to Shareholders. The Expiration Date may be extended by the Board in its sole discretion. The fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date. The Board will consider the following factors, among others, in making its determination:

•	whether any Shareholders have requested to tender Shares to the fund;
•	the liquidity of the fund’s assets;
•	the investment plans and working capital requirements of the fund;
•	the relative economies of scale with respect to the size of the fund;
•	the history of the fund in repurchasing Shares; and
•	the economic condition of the securities markets.

The fund has the right to repurchase Shares from a Shareholder if the Board determines that the repurchase is in the best interests of the fund or upon the occurrence of certain events specified in the fund’s Declaration of Trust.

The fund will make repurchase offers, if any, to all of its Shareholders on the same terms. This practice may affect the size of the fund’s offers. Subject to the fund’s investment restriction with respect to borrowings, the fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer. At October 31, 2022, the fund had no borrowings.

Payment for repurchased Shares may require the fund to liquidate a portion of its trading vehicle interests earlier than the Advisor would otherwise liquidate these holdings, which may result in losses, and may increase the fund’s portfolio turnover. The portfolio turnover rate for the fund for the fiscal period ended October 31, 2022 was 17%.

When Shares are repurchased by the fund, Shareholders will generally receive cash distributions equal to the value of the Shares repurchased. However, in the sole discretion of the fund, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the fund, or partly in cash and partly in-kind. The fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the fund or on Shareholders not tendering Shares for repurchase. See “Risk Factors — Illiquidity of Shares” and “Risk Factors — Potential

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Consequences of Regular Repurchase Offers” for more information. Repurchases will be effective after receipt of all eligible written tenders of Shares from Shareholders and acceptance by the fund.

Trading vehicles may be permitted to distribute securities in-kind to investors making withdrawals of capital. Upon the fund’s withdrawal of all or a portion of its interest in a trading vehicle, the fund may receive securities that are illiquid or difficult to value, which may cause the fund to incur certain expenses in connection with the valuation or liquidation of such securities. In such circumstances, the Advisor will determine whether to attempt to liquidate the security, hold it in the fund’s portfolio or distribute it to investors in the fund in connection with a repurchase by the fund.

A repurchase in kind is less liquid than a cash redemption. If a repurchase is made in kind, securities received may be subject to market risk and the Shareholder could incur taxable gains and brokerage or other charges in converting the securities to cash.

Repurchase Procedures

The fund generally will need to effect withdrawals from the trading vehicles to pay for the repurchase of the fund’s Shares. Due to liquidity restraints associated with the fund’s investments in trading vehicles it is presently expected that, under the procedures applicable to the repurchase of Shares, Shares will be valued as of the applicable Valuation Date.

Under these procedures, Shareholders will have to decide whether to tender their Shares for repurchase without the benefit of having current information regarding the value of Shares as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Shareholders must tender Shares and the date they can expect to receive payment for their Shares from the fund.

The notice provided to Shareholders regarding a repurchases offer will include information that Shareholders should consider in deciding whether or not to participate in the repurchase offer and detailed instructions on how to tender Shares.

The fund’s repurchase offer policy may have the effect of decreasing the size of the fund over time absent significant new investments in the fund. It may also force the fund to sell assets it would not otherwise sell and/or to maintain an increased amount of cash or liquid investments at times, which may adversely affect the fund’s ability to achieve its investment objective. It may also reduce the investment opportunities available to the fund and cause its expense ratio to increase. In addition, because of the limited market for certain of the fund’s private securities, the fund may be forced to sell its more liquid securities in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the fund’s ratio of relatively more illiquid securities to relatively more liquid securities for the remaining investors and could affect its ability to comply with the diversification under the Code. See “Federal Income Tax Matters.”

As stated above, if a repurchase offer is oversubscribed by Shareholders who tender Shares for repurchase (and not increased), the fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder.

Repurchases of Shares by the fund are subject to SEC rules governing issuer self-tender offers and will be made only in accordance with such rules.

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Mandatory Repurchase by the Fund

The Declaration of Trust provides that the fund may repurchase Shares of a Shareholder or any person acquiring Shares from or through a shareholder under certain circumstances, including if: (i) ownership of the Shares by the Shareholder or other person will cause the fund to be in violation of certain laws; (ii) continued ownership of the Shares may adversely affect the fund; (iii) any of the representations and warranties made by a Shareholder in connection with the acquisition of the Shares was not true when made or has ceased to be true; or (iv) it would be in the best interests of the fund to repurchase the Shares or a portion thereof. Notwithstanding the foregoing, involuntary repurchases will be conducted in accordance with Rule 23c-2 under the 1940 Act. Shareholders whose Shares, or a portion thereof, are repurchased by the fund will not be entitled to a return of any amount of sales load, if any, that may have been charged in connection with the Shareholder’s purchase of the Shares.

DISTRIBUTION ARRANGEMENTS

John Hancock Investment Management Distributors LLC acts as the distributor of Shares on a best effort basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the fund. Shares may be purchased through (i) advisers, brokers, dealers or banks that have entered into selling agreements with the Distributor or (ii) intermediaries that have an agreement with the Distributor related to the purchase of Shares. The Distributor maintains its principal office at 200 Berkeley Street, Boston, Massachusetts, 02116.

Shares are offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board. Neither the Distributor nor any other adviser, broker, dealer or bank is obligated to buy from the fund any of the Shares. The Distributor does not intend to make a market in Shares. To the extent consistent with applicable law, the fund has agreed to indemnify the Distributor and its affiliates and any brokers, advisers or banks and their affiliates that have entered into selling agreements with the Distributor against certain liabilities. The Distributor also has agreed to provide indemnification and contribution to the fund against certain civil liabilities, including liabilities under the 1933 Act.

Shares are being offered only to investors that meet all requirements to invest in the fund. The minimum initial investment in the fund by an investor is $1 million for Class I Shares with additional investment minimums of $100,000, and $10,000 for Class S Shares and Class D Shares with an additional investment minimum of $5,000. The minimum investment may be modified by the fund from time to time. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors.

In consideration for distribution and investor services in connection with Class S Shares and Class D Shares of the fund, the fund pays the Distributor or a designee a quarterly fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and equal to 0.25% per annum of the aggregate value of the fund’s Class D Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making

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payments of this nature or making smaller such payments.

The fund is indirectly subject to a FINRA cap on compensation paid to FINRA member firms. The cap includes any sales load and distribution and servicing fee. However, the fund voluntarily agrees to limit the maximum compensation payable to all FINRA member firms (in the aggregate) participating in the fund’s distribution such that it will not exceed 8% of the fund’s offering proceeds until such time as the fund makes at least two repurchase offers per calendar year for its Shares pursuant to Rule 13e-4 and Schedule TO under the 1934 Act. Thereafter, the fund intends to rely on the exemption provided under FINRA Rule 5110(h)(2)(L), including the requirement to limit the total amount of compensation paid to participating members to the amount permitted by the sales charge limitations of FINRA Rule 2341, in which case the underwriting compensation provisions of FINRA Rule 5110 will not apply.

CUSTODIAN AND TRANSFER AGENT

State Street Bank and Trust Company (“State Street”) located at One Lincoln Street, Boston, Massachusetts 02111, currently acts as custodian, transfer agent and dividend paying agent with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.

REPORTS TO SHAREHOLDERS

The fund sends to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, who has offices at 200 Clarendon Street, Boston, MA 02116 is the independent registered public accounting firm for the fund and audits the fund’s financial statements.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the fund has filed with the Securities Exchange Commission. The complete Registration Statement may be obtained from the Securities Exchange Commission upon payment of the fee prescribed by its rules and regulations. The SAI can be obtained without charge by calling 800-225-6020.

Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

AUTHORIZED SHARES

As of the date of this Prospectus, there are three classes of Shares authorized as follows:

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(1) Title of Class	(2) Amount Authorized	(3) Amount of Shares Held by the Fund for its Account	Amount of Shares Outstanding Exclusive of Amount Shown Under (3)
Class I	Unlimited	5,000	5,000,000
Class S	Unlimited	0	2,500
Class D	Unlimited	0	2,500

General

Shares are issued at the most recently calculated net asset value per Share prior to the date of issuance, and may be subject to an applicable sales load. The net asset value of the fund will equal the value of the assets of the fund, less all of its liabilities, including accrued fees and expenses. The Class I Shares’ net asset value plus the Class S Shares’ net asset value plus the Class D Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class S Share net asset value and the Class D net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time.

Voting Rights. Each Shareholder of record is entitled to one vote for each Share held on the record date for the Shareholder action or meeting. The fund is not required, and does not intend, to hold annual meetings of Shareholders. Approval of Shareholders will be sought, however, for certain changes in the operation of the fund and for the election of Trustees of the fund under certain circumstances.

Liquidation Rights. Under the Declaration of Trust, the Trustees have the power to terminate and liquidate the fund without Shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if the fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board. In addition, Shareholders have no liquidation preference or rights to liquidation

Liability for Further Assessments. The Shares are not liable to further calls or to assessment by the fund.

Preemptive Rights and Conversion Rights. There are no pre-emptive rights associated with the Shares.

Control Persons. As of February 1, 2023, Marathon owned beneficially 50% of the outstanding Class I Shares of the fund and each of Manulife Reinsurance (Bermuda) Ltd., located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda, and John Hancock Life Insurance Company (U.S.A.), located at 200 Berkeley Street, Boston, Massachusetts, 02116, owned beneficially 24.95% of the outstanding Class I Shares of the fund. For so long as each such entity has a greater than 25% interest in the outstanding voting securities of the fund, it may be deemed to be a “control person” of the fund for purposes of the 1940 Act and therefore could determine the outcome of a Shareholder meeting with respect to a proposal directly affecting the fund or that share class, as applicable.

As of February 1, 2023, the officers and Trustees of the fund as a group owned beneficially less than 1% of the outstanding shares of the fund.

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LEGAL PROCEEDINGS

There are no legal proceedings to which the fund or the Advisor is a party that are likely to have a material adverse effect on the fund or the ability of the Advisor to perform its contract with the fund.

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JOHN HANCOCK ASSET-BASED LENDING FUND

Statement of Additional Information

March 1, 2023

200 Berkeley Street

Boston, Massachusetts 02116

800-225-6020

This Statement of Additional Information (SAI) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the prospectus of John Hancock Asset-Based Lending Fund (the “fund”) dated March 1, 2023 (the “Prospectus”) and any related supplement thereto (“Prospectus Supplements”), which are incorporated herein by reference. This SAI should be read in conjunction with such Prospectus and any related Prospectus Supplements, copies of which may be obtained without charge by contacting your financial intermediary or calling the fund at the telephone number or address set forth above.

This SAI incorporates by reference the financial statements of the fund for the period ended October 31, 2022, as well as the related opinion of the fund’s independent registered public accounting firm, as included in the fund’s most recent annual report to shareholders (an “Annual Report”). The financial statements of the fund for the fiscal period ended October 31, 2022 are available through this link(s) financial statements.

Investment Objective and Policies

The investment objective and principal investment strategies of John Hancock Asset-Based Lending Fund (the “fund”) are set forth in the fund’s prospectus (the “Prospectus”). Certain additional investment information is set forth below.

Investments, Techniques, Risks and Limitations

The principal securities or other investments in which the fund invests are described in the fund’s Prospectus. The fund also may invest in securities or other investments as non-principal investments for any purpose that is consistent with its investment objective. The following information is either additional information in respect of a principal security or other investment referenced in the Prospectus or information in respect of a non-principal security or other investment in which case there is no related disclosure in the Prospectus.

Ratings as Investment Criteria. In general, the ratings of Moody’s and S&P represent the opinions of these agencies as to the quality of the securities which they rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. There is no guarantee that these institutions will continue to provide ratings. These ratings may be used by the fund as initial criteria for the selection of debt securities. The fund may also invest in securities that are not rated by a rating agency. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the ratings of Moody’s and S&P and their significance. Subsequent to its purchase by the fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the fund. Neither of these events will require the sale of the securities by the fund. The fund may invest in securities rated by rating agencies other than Moody’s and S&P including without limitation securities rated by Fitch, Kroll and DBRS.

Repurchase Agreements, Reverse Repurchase Agreements, and Sale-Buybacks. Repurchase agreements are arrangements involving the purchase of an obligation and the simultaneous agreement to resell the same obligation on demand or at a specified future date and at an agreed-upon price. A repurchase agreement can be viewed as a loan made by the fund to the seller of the obligation with such obligation serving as collateral for the seller’s agreement to repay the amount borrowed with interest. Repurchase agreements provide the opportunity to earn a return on cash that is only temporarily available. Repurchase agreements may be entered with banks, brokers, or dealers. However, a repurchase agreement will only be entered with a broker or dealer if the broker or dealer agrees to deposit additional collateral should the value of the obligation purchased decrease below the resale price.

Generally, repurchase agreements are of a short duration, often less than one week but on occasion for longer periods. Securities subject to repurchase agreements will be valued every business day and additional collateral will be requested if necessary so that the value of the collateral is at least equal to the value of the repurchase obligation, including the interest accrued thereon.

Marathon Asset Management LP (the “Subadvisor”) shall engage in a repurchase agreement transaction only with those banks or broker dealers who meet the Subadvisor’s quantitative and qualitative criteria regarding creditworthiness, asset size and collateralization requirements. John Hancock Investment Management LLC (the “Advisor”) also may engage in repurchase agreement transactions on behalf of the fund. The counterparties to a repurchase agreement transaction are limited to a:

•	Federal Reserve System member bank;
•	primary government securities dealer reporting to the Federal Reserve Bank of New York’s Market Reports Division; or
•	broker dealer that reports U.S. government securities positions to the Federal Reserve Board.

The fund also may participate in repurchase agreement transactions utilizing the settlement services of clearing firms that meet the Subadvisor’s creditworthiness requirements.

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The Advisor and the Subadvisor will continuously monitor repurchase agreement transactions to ensure that the collateral held with respect to a repurchase agreement equals or exceeds the amount of the obligation.

The risk of a repurchase agreement transaction is limited to the ability of the seller to pay the agreed-upon sum on the delivery date. In the event of bankruptcy or other default by the seller, the instrument purchased may decline in value, interest payable on the instrument may be lost and there may be possible difficulties and delays in obtaining collateral and delays and expense in liquidating the instrument. If an issuer of a repurchase agreement fails to repurchase the underlying obligation, the loss, if any, would be the difference between the repurchase price and the underlying obligation’s market value. The fund also might incur certain costs in liquidating the underlying obligation. Moreover, if bankruptcy or other insolvency proceedings are commenced with respect to the seller, realization upon the underlying obligation might be delayed or limited.

Under a reverse repurchase agreement, the fund sells a debt security and agrees to repurchase it at an agreed-upon time and at an agreed-upon price. The fund retains record ownership of the security and the right to receive interest and principal payments thereon. At an agreed-upon future date, the fund repurchases the security by remitting the proceeds previously received, plus interest. The difference between the amount the fund receives for the security and the amount it pays on repurchase is payment of interest. In certain types of agreements, there is no agreed-upon repurchase date and interest payments are calculated daily, often based on the prevailing overnight repurchase rate. A reverse repurchase agreement may be considered a form of leveraging and may, therefore, increase fluctuations in the fund’s net asset value (“NAV”) per share.

The fund may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.” A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty that purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the fund’s repurchase of the underlying security.

Subject to the requirements noted under “Government Regulation of Derivatives”, the fund will either treat reverse repurchase agreements and similar financings, including sale-buybacks, as derivatives subject to the Derivatives Rule (as defined below) limitations or not as derivatives and treat reverse repurchase agreements and similar financings transactions as senior securities equivalent to bank borrowings subject to asset coverage requirements of Section 18 of the 1940 Act. The fund will ensure that its repurchase agreement transactions are “fully collateralized” by maintaining in a custodial account cash, Treasury bills, other U.S. government securities, or certain other liquid assets having an aggregate value at least equal to the amount of such commitment to repurchase including accrued interest, until payment is made.

Foreign Repurchase Agreements. Foreign repurchase agreements involve an agreement to purchase a foreign security and to sell that security back to the original seller at an agreed-upon price in either U.S. dollars or foreign currency. Unlike typical U.S. repurchase agreements, foreign repurchase agreements may not be fully collateralized at all times. The value of a security purchased may be more or less than the price at which the counterparty has agreed to repurchase the security. In the event of default by the counterparty, the fund may suffer a loss if the value of the security purchased is less than the agreed-upon repurchase price, or if it is unable to successfully assert a claim to the collateral under foreign laws. As a result, foreign repurchase agreements may involve higher credit risks than repurchase agreements in U.S. markets, as well as risks associated with currency fluctuations. In addition, as with other emerging market investments, repurchase agreements with counterparties located in emerging markets, or relating to emerging markets, may involve issuers or counterparties with lower credit ratings than typical U.S. repurchase agreements.

Lending of Securities. The fund may lend its securities so long as such loans do not represent more than 33 1/3% of its total assets. As collateral for the loaned securities, the borrower gives the lending portfolio collateral equal to at least 100% of the value of the loaned securities. The collateral will consist of cash (including U.S. dollars and foreign currency), cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The borrower must also agree to increase the collateral if the value of the loaned securities increases. If the market value of the loaned securities declines, the borrower may request that some collateral be returned.

During the existence of the loan, the fund will receive from the borrower amounts equivalent to any dividends, interest or other distributions on the loaned securities, as well as interest on such amounts. If the fund receives a payment in

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lieu of dividends (a “substitute payment”) with respect to securities on loan pursuant to a securities lending transaction, such income will not be eligible for the dividends-received deduction (the “DRD”) for corporate shareholders or for treatment as qualified dividend income for individual shareholders. The DRD and qualified dividend income are discussed more fully in this SAI under “Additional Information Concerning Taxes.”

As with other extensions of credit, there are risks that collateral could be inadequate in the event of the borrower failing financially, which could result in actual financial loss, and risks that recovery of loaned securities could be delayed, which could result in interference with portfolio management decisions or exercise of ownership rights. The collateral is managed by an affiliate of the Advisor, which may incentivize the Advisor to lend fund securities to benefit this affiliate. The Advisor maintains robust oversight of securities lending activity and seeks to ensure that all lending activity undertaken by the fund is in the fund’s best interests. The fund will be responsible for the risks associated with the investment of cash collateral, including the risk that the fund may lose money on the investment or may fail to earn sufficient income to meet its obligations to the borrower. In addition, the fund may lose its right to vote its shares of the loaned securities at a shareholder meeting if the Subadvisor does not recall or does not timely recall the loaned securities, or if the borrower fails to return the recalled securities in advance of the record date for the meeting.

Securities lending involves counterparty risk, including the risk that the loaned securities may not be returned or returned in a timely manner and/or a loss of rights in the collateral if the borrower or the lending agent defaults or fails financially. This risk is increased when the fund’s loans are concentrated with a single or limited number of borrowers. There are no limits on the number of borrowers to which the fund may lend securities and the fund may lend securities to only one or a small group of borrowers.

Investment of cash collateral offers the opportunity for the fund to profit from income earned by this collateral pool, but also the risk of loss, should the value of the fund’s shares in the collateral pool decrease below their initial value. The fund did not engage in securities lending activities during the most recent fiscal period ended October 31, 2022.

Short Sales. The fund may engage in short sales and short sales “against the box.” In a short sale against the box, the fund borrows securities from a broker-dealer and sells the borrowed securities, and at all times during the transaction, the fund either owns or has the right to acquire the same securities at no extra cost. If the price of the security has declined at the time the fund is required to deliver the security, the fund will benefit from the difference in the price. If the price of a security has increased, the fund will be required to pay the difference.

In addition, the fund may sell a security it does not own in anticipation of a decline in the market value of that security (a “short sale”). To complete such a transaction, the fund must borrow the security to make delivery to the buyer. The fund is then obligated to replace the security borrowed by purchasing it at market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the fund. Until the security is replaced, the fund is required to pay the lender any dividends or interest which accrues during the period of the loan. To borrow the security, the fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale are typically retained by the broker to meet margin requirements until the short position is closed out. Until the fund replaces a borrowed security, the fund will adhere to requirements outlined in the “Government Regulation of Derivatives” section. The SEC adopted the Derivatives Rule on October 28, 2020, and in doing so announced it would rescind SEC releases, guidance and no-action letters related to funds’ coverage and asset segregation practices. Funds were required to comply with the Derivatives Rule requirements by August 19, 2022. Except for short sales against-the-box, the amount of the fund’s net assets that may be committed to short sales is limited and the securities in which short sales are made must be listed on a national securities exchange.

The fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the fund replaced the borrowed security and theoretically the fund’s loss could be unlimited. The fund will generally realize a gain if the security declines in price between those dates. This result is the opposite of what one would expect from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, dividends or interest the fund may be required to pay in connection with a short sale. Short selling may amplify changes in the fund’s NAV. Short selling also may produce higher than normal portfolio turnover, which may result in increased transaction costs to the fund.

Short-Term Bank and Corporate Obligations. The fund may invest in depository-type obligations of banks and

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savings and loan associations and other high-quality money market instruments consisting of short-term obligations of the U.S. government or its agencies and commercial paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies. Depository-type obligations in which the fund may invest include certificates of deposit, bankers’ acceptances and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument at maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. Bank notes and bankers’ acceptances rank junior to domestic deposit liabilities of the bank and pari passu with other senior, unsecured obligations of the bank. Bank notes are not insured by the Federal Deposit Insurance Corporation or any other insurer. Deposit notes are insured by the Federal Deposit Insurance Corporation only to the extent of $100,000 per depositor per bank.

Preferred Securities. The fund may invest in preferred securities. Preferred securities, like common stock, represent an equity ownership in an issuer. Generally, preferred securities have a priority of claim over common stock in dividend payments and upon liquidation of the issuer. Unlike common stock, preferred securities do not usually have voting rights. Preferred securities in some instances are convertible into common stock. Although they are equity securities, preferred securities have characteristics of both debt and common stock. Like debt, their promised income is contractually fixed. Like common stock, they do not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Other equity characteristics are their subordinated position in an issuer’s capital structure and that their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

Distributions on preferred securities must be declared by the board of directors and may be subject to deferral, and thus they may not be automatically payable. Income payments on preferred securities may be cumulative, causing dividends and distributions to accrue even if not declared by the board or otherwise made payable, or they may be non-cumulative, so that skipped dividends and distributions do not continue to accrue. There is no assurance that dividends on preferred securities in which the fund invests will be declared or otherwise made payable. The fund may invest in non-cumulative preferred securities.

Shares of preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market values of preferred securities may be affected by favorable and unfavorable changes impacting the issuers’ industries or sectors, including companies in the utilities and financial services sectors, which are prominent issuers of preferred securities. They may also be affected by actual and anticipated changes or ambiguities in the tax status of the security and by actual and anticipated changes or ambiguities in tax laws, such as changes in corporate and individual income tax rates, and in the dividends received deduction for corporate taxpayers or the characterization of dividends as tax-advantaged as described herein.

Because the claim on an issuer’s earnings represented by preferred securities may become onerous when interest rates fall below the rate payable on the stock or for other reasons, the issuer may redeem preferred securities, generally after an initial period of call protection during which the stock is not redeemable. Thus, in declining interest rate environments in particular, the fund’s holdings of higher dividend-paying preferred securities may be reduced and the fund may be unable to acquire securities paying comparable rates with the redemption proceeds.

Asset Backed Securities. The value of asset-backed securities (ABS) may be affected by certain factors such as interest rate risk, the availability of information concerning the pool of underlying assets and its structure, the creditworthiness of the servicing agent for the pool or the originator of the underlying assets and the ability of the servicer to service the underlying collateral. Under certain market conditions, ABS may be less liquid and may be difficult to value. Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS. Unscheduled prepayments of ABS may result in a loss of income if the proceeds are invested in lower-yielding securities. Conversely, in a rising interest rate environment, a declining prepayment rate

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will extend the average life of many ABS, which increases the risk of depreciation due to future increases in market interest rates. ABS can also be subject to the risk of default on the underlying assets.

Collateralized Loan Obligations (“CLO”). CLOs are pools of loans, the debt service on which is repackaged into cash flows payable on different tranches of debt collateralized by each pool. Payments on such debt are dependent on payments on the underlying loans. The CLOs in which the fund may participate involve substantial organizational, syndication and ancillary fees. The fund’s investments in CLOs will frequently be subordinate in right of payment to other securities sold by the CLO and not readily marketable. Depending upon the default rate on the collateral of the CLO, such the fund may incur substantial losses on its CLO investments. CLO structures are complex, and the fund may be subject to a number of as yet unanticipated risks in participating in CLOs.

CLO securities are subject to various structural risks, including risks relating to the capital structure of the issuer thereof and the collateral management arrangements relating thereto. The capital structure will be highly leveraged (which will affect the CLO securities of different seniorities in different ways), and the underlying instruments will generally contain various triggers and remedies, which may adversely affect the fund as an investor therein. CLO securities are secured primarily by loans (including commercial loans and eligible synthetic securities whose reference obligations consist of commercial loans), which are subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks. These risks could be exacerbated to the extent that the loans are concentrated in one or more particular types of loans.

Collateralized Debt Obligations (“CDO”). CDOs may be collateralized by mortgages or other bonds. Like CLOs, CDOs typically issue securities in various tranches across the capital structure. The fund may invest in one or more tranches of the debt and/or equity of a CDO and may utilize a wide variety of trades including directional positions and relative value trades.

CDO securities generally have underlying risks such as interest rate mismatches, trading and reinvestment risk and tax considerations. Each CDO security, however, involves risks specific to the particular CDO security and its underlying portfolio. The value of the CDO securities generally fluctuates with, among other things, the financial condition of the obligors on or issuers of the underlying portfolio, general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates.

CDOs are subject to credit, liquidity and interest rate risks. The performance of CDOs will also be adversely affected by macroeconomic factors, including: (i) general economic conditions affecting capital markets and participants therein; (ii) the economic downturns and uncertainties affecting economies and capital markets worldwide; (iii) the effects of, and disruptions and uncertainties resulting from, terrorist attacks; (iv) recent concern about financial performance, accounting and other issues relating to various publicly traded companies; and (v) recent and proposed changes in accounting and reporting standards and bankruptcy legislation.

The risks associated with investing in CDO securities may in addition depend on the skill and experience of the managers of the CDOs’ underlying portfolios, particularly with respect to active trading.

Covenant-Lite Loans. The fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Financial maintenance covenants generally require a borrower to satisfy certain financial metrics at regular intervals over the life of the loan. Loans that include financial maintenance covenants will typically require the borrower to provide a calculation of its financial maintenance covenants and other related financial information on a periodic basis, which permits the lender to monitor the borrower’s financial performance over time. The failure to satisfy a financial maintenance covenant as of any required testing period will result in a default and permit the lender, in certain circumstances, to exercise its rights and remedies against the borrower. Additionally, a lender may determine, based on a borrower’s financial maintenance covenant calculations, that a borrower is experiencing financial distress or decline, which typically permits the lender to engage in negotiations with the borrower or take other actions in order to mitigate losses.

Covenant-lite loans carry greater risks than loans with financial maintenance covenants because the borrower will generally have more flexibility with respect to its activities, and the fund or lender may receive less frequent or less

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detailed financial reporting from the borrower and may experience greater delays and difficulties in enforcing its rights if the borrower’s financial performance declines, which may result in losses to the fund. For example, if a default occurs, covenant-lite loans may exhibit diminished recovery values because the fund or lender may not have had the opportunity to negotiate with the borrower prior to the default and otherwise may have limited financial information or a limited ability to intervene or obtain concessions from a borrower prior to default. Ultimately, these loans provide fewer protections in favor of the fund, including with respect to the possibility of default, as well as a more limited ability to declare a default. These risks are particularly acute during a downturn in the credit cycle.

Foreign Government Securities. Foreign government securities include securities issued or guaranteed by foreign governments (including political subdivisions) or their authorities, agencies, or instrumentalities or by supra-national agencies. Different kinds of foreign government securities have different kinds of government support. For example, some foreign government securities are supported by the full faith and credit of a foreign national government or political subdivision and some are not. Foreign government securities of some countries may involve varying degrees of credit risk as a result of financial or political instability in those countries and the possible inability of the fund to enforce its rights against the foreign government issuer. As with other fixed income securities, sovereign issuers may be unable or unwilling to make timely principal or interest payments. Supra-national agencies are agencies whose member nations make capital contributions to support the agencies’ activities.

Investments in Foreign Securities. The fund may invest directly in the securities of foreign issuers as well as securities in the form of sponsored or unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”) and Global Depository Receipts (“GDRs”) or other securities convertible into foreign securities. The fund may invest up to 30% of its total assets in securities denominated in foreign currencies. ADRs are receipts typically issued by a U.S. bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

An investment in foreign securities including ADRs may be affected by changes in currency rates and in exchange control regulations. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States and, therefore, there may not be a correlation between such information and the market value of the unsponsored ADR. Foreign companies may not be subject to accounting standards or government supervision comparable to U.S. companies, and there is often less publicly available information about their operations. Foreign companies may also be affected by political or financial instability abroad. These risk considerations may be intensified in the case of investments in ADRs of foreign companies that are located in emerging market countries. ADRs of companies located in these countries may have limited marketability and may be subject to more abrupt or erratic price movements.

Emerging Markets Risk. In addition, the fund may invest in the securities of issuers based in countries with “emerging market” economies. Funds that invest a significant portion of their assets in the securities of issuers based in countries with “emerging market” economies are subject to greater levels of risk and uncertainty than funds investing primarily in more-developed foreign markets, since emerging market securities may present market, credit, currency, liquidity, legal, political and other risks greater than, or in addition to, the risks of investing in developed foreign countries. These risks include: high currency exchange-rate fluctuations; increased risk of default (including both government and private issuers); greater social, economic and political uncertainty and instability (including the risk of war); more substantial governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be newly organized, smaller and less seasoned; the difference in, or lack of, auditing and financial reporting requirements or standards, which may result in the unavailability of material information about issuers; different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions; difficulties in obtaining and/or enforcing legal judgments against non-U.S. companies and non-U.S. persons, including company directors and officers, in foreign jurisdictions; and significantly smaller market capitalizations of emerging market issuers. In addition, shareholders of emerging market issuers, such as the fund, often have limited rights and few practical remedies in

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emerging markets. Finally, the risks associated with investments in emerging markets often are significant, and vary from jurisdiction to jurisdiction and company to company.

European Risk. European Union (“EU”) and European Economic and Monetary Union (“EMU”), which require member countries to comply with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls. Decreasing imports or exports, changes in governmental or other regulations on trade, changes in the exchange rate or dissolution of the Euro, the default or threat of default by one or more EU member countries on its sovereign debt, and/or an economic recession in one or more EU member countries may have a significant adverse effect on the other European economies and major trading partners outside Europe.

In recent years, the European financial markets have experienced volatility and adverse trends due to concerns about economic downturns, rising government debt levels and the possible default of government debt in several European countries. The European Central Bank and IMF have previously bailed-out several European countries. There is no guarantee that these institutions will continue to provide financial support, and markets may react adversely to any reduction in financial support. A default or debt restructuring by any European country can adversely impact holders of that country’s debt and sellers of credit default swaps linked to that country’s creditworthiness, which may be located in countries other than those listed above, and can affect exposures to other EU countries and their financial companies as well.

Uncertainties surrounding the sovereign debt of a number of EU countries and the viability of the EU have disrupted and may in the future disrupt markets in the United States and around the world. If one or more countries leave the EU or the EU dissolves, the global securities markets likely will be significantly disrupted. On January 31, 2020, the UK left the EU, commonly referred to as “Brexit,” and the UK ceased to be a member of the EU. Following a transition period during which the EU and the UK Government engaged in a series of negotiations regarding the terms of the UK’s future relationship with the EU, the EU and the UK Government signed an agreement regarding the economic relationship between the UK and the EU. While the full impact of Brexit is unknown, Brexit has already resulted in volatility in European and global markets. There remains significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict. The uncertainty resulting from the transition period may affect other countries in the EU and elsewhere, cause volatility within the EU, or trigger prolonged economic downturns in certain countries within the EU. It is also possible that various countries within the UK, such as Scotland or Northern Ireland, could seek to separate and remain a part of the EU. Other secessionist movements including countries seeking to abandon the Euro or withdraw from the EU may cause volatility and uncertainty in the EU. Despite the influence of the lockdowns, and the economic bounce back, Brexit has had a material impact on the UK’s economy. Additionally, trade between the UK and the EU did not benefit from the global rebound in trade in 2021, and remained at the very low levels experienced at the start of the coronavirus (COVID-19) pandemic in 2020, highlighting Brexit’s potential long-term effects on the UK economy.

The UK has one of the largest economies in Europe and is a major trading partner with the EU countries and the United States. Brexit might negatively affect The City of London’s economy, which is heavily dominated by financial services, as banks might be forced to move staff and comply with two separate sets of rules or lose business to banks in Continental Europe. In addition, Brexit may create additional and substantial economic stresses for the UK, including a contraction of the UK economy and price volatility in UK stocks, decreased trade, capital outflows, devaluation of the British pound, wider corporate bond spreads due to uncertainty, and declines in business and consumer spending as well as foreign direct investment. Brexit may also adversely affect UK-based financial firms that have counterparties in the EU or participate in market infrastructure (trading venues, clearing houses, settlement facilities) based in the EU. Additionally, the spread of the coronavirus (COVID-19) pandemic is likely to continue to stretch the resources and deficits of many countries in the EU and throughout the world, increasing the possibility that countries may be unable to make payments on their sovereign debt. The events and the resulting market volatility may have an adverse effect on the performance of the fund.

Investing in the securities of Eastern European issuers is highly speculative and involves risks not usually associated with investing in the more developed markets of Western Europe. Securities markets of Eastern European countries typically are less efficient and have lower trading volume, lower liquidity, and higher volatility than more developed markets. Eastern European economies also may be particularly susceptible to disruption in the international credit market due to their reliance on bank related inflows of capital.

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To the extent that the fund invests in European securities, it may be exposed to these risks through its direct investments in such securities, including sovereign debt, or indirectly through investments in money market funds and financial institutions with significant investments in such securities. In addition, Russia’s increasing international assertiveness could negatively impact EU and Eastern European economic activity. Please see “Market Events” for additional information regarding risks related to sanctions imposed on Russia.

Equity Risk. Equity risk is the risk that the value of securities held by the fund will rise or fall over time. These fluctuations could be a sustained trend or a drastic movement. Historically, the equity market has moved in cycles, and the value of the fund’s equity securities may fluctuate from day to day. The fund’s portfolio will reflect changes in prices of individual portfolio stocks or general changes in stock valuations. Consequently, the fund’s Share price may decline. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in returns. An adverse event, such as an unfavorable earnings report, may depress the value of equity securities of an issuer held by the fund; the price of common stock of an issuer may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most or all of the common stocks held by the fund. In addition, common stock of an issuer in the fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other possible reasons, the issuer of the security experiences a decline in its financial condition. Furthermore, equity interests in an issuer held by the fund may not be listed on public stock exchanges and therefore subject to risks typical of privately held equity. Finally, common stock prices may be sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

The Advisor attempts to manage market risk by limiting the amount the fund invests in each company’s equity securities. However, diversification will not protect the fund against widespread or prolonged declines in the stock market.

ESG Integration Risk. The Subadvisor may integrate research on environmental, social and governance (“ESG”) factors into the fund’s investment process. The Subadvisor may consider ESG factors that it deems relevant or additive, along with other material factors and analysis, when managing the fund. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. Incorporating ESG criteria and making investment decisions based on certain ESG characteristics, as determined by the Subadvisor, carries the risk that the fund may perform differently, including underperforming, funds that do not utilize ESG criteria or funds that utilize different ESG criteria. Integration of ESG factors into the fund’s investment process may result in the Subadvisor making different investment decisions for the fund than for a fund with a similar investment universe and/or investment style that does not incorporate such considerations in its investment strategy or processes, and the fund’s investment performance may be affected. Integration of ESG factors into the fund’s investment process does not preclude the fund from including companies with low ESG scores or excluding companies with high ESG scores in the fund’s investments.

The ESG characteristics utilized in the fund’s investment process may change over time, and different ESG characteristics may be relevant to different investments. Successful integration of ESG factors will depend on the Subadvisor’s skill in researching, identifying, and applying these factors, as well as on the availability of relevant data. The method of evaluating ESG factors and subsequent impact on portfolio composition, performance, proxy voting decisions and other factors, is subject to the interpretation of the Subadvisor in accordance with the fund’s investment objective and strategies. ESG factors may be evaluated differently by different subadvisors, and may not carry the same meaning to all investors and subadvisors. The regulatory landscape with respect to ESG investing in the United States is evolving and any future rules or regulations may require the fund to change its investment process with respect to ESG integration.

Hedging and Other Strategies. Hedging refers to protecting against possible changes in the market value of securities or other assets that the fund already owns or plans to buy, or protecting unrealized gains in the fund. When securities prices are falling, the fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When securities prices are rising, the fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

If, in the opinion of the Advisor, there is a sufficient degree of correlation between price trends for the fund’s portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the fund may

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also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the fund’s portfolio may be more or less volatile than prices of such futures contracts, the Advisor will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the fund’s portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the fund’s portfolio securities would be substantially offset by a decline in the value of the futures position. On other occasions, the fund may take a “long” position by purchasing futures contracts.

Hedging, derivatives, and other strategic transactions risk. The ability of the fund to utilize hedging, derivatives, and other strategic transactions to benefit the fund will depend in part on the portfolio manager’s ability to predict pertinent market movements and market risk, counterparty risk, credit risk, interest-rate risk, and other risk factors, none of which can be assured. The skills required to utilize hedging and other strategic transactions are different from those needed to select the fund’s securities. Even if a portfolio manager only uses hedging and other strategic transactions in the fund primarily for hedging purposes or to gain exposure to a particular securities market, if the transaction does not have the desired outcome, it could result in a significant loss to the fund. The amount of loss could be more than the principal amount invested. These transactions may also increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss. For example, the potential loss from the use of futures can exceed the fund’s initial investment in such contracts. In addition, these transactions could result in a loss to the fund if the counterparty to the transaction does not perform as promised.

The fund may invest in derivatives, which are financial contracts with a value that depends on, or is derived from, the value of underlying assets, reference rates, or indexes. Derivatives may relate to stocks, bonds, interest rates, currencies, or currency exchange rates, and related indexes. The fund may use derivatives for many purposes, including for hedging, and as a substitute for direct investment in securities or other assets. Derivatives may be used in a way to efficiently adjust the exposure of the fund to various securities, markets, and currencies without the fund actually having to sell existing investments and make new investments. This generally will be done when the adjustment is expected to be relatively temporary or in anticipation of effecting the sale of fund assets and making new investments over time. Further, since many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When the fund uses derivatives for leverage, investments in the fund will tend to be more volatile, resulting in larger gains or losses in response to market changes. The fund will only engage in transactions in futures contracts and related options subject to complying with the Derivatives Rule. The Derivatives Rule requirements are outlined in the “Government Regulation of Derivatives” section. The fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the “Code”) in order to maintain its qualification as a regulated investment company (“RIC”) for federal income tax purposes. For a description of the various derivative instruments the fund may utilize, refer to the Prospectus.

The regulation of the U.S. and foreign derivatives markets has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and regulation proposed to be promulgated thereunder require many derivatives to be cleared and traded on an exchange, expand entity registration requirements, impose business conduct requirements on dealers that enter into swaps with a pension plan, endowment, retirement plan or government entity, and required banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Although the Commodity Futures Trading Commission has released final rules relating to clearing, reporting, recordkeeping and registration requirements under the legislation, many of the provisions are subject to further final rule making, and thus its ultimate impact remains unclear. New regulations could, among other things, restrict the fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the fund may be unable to fully execute its investment strategies as a result. Limits or restrictions applicable to the counterparties with which the fund engages in derivative transactions

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also could prevent the fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change the availability of certain investments.

At any time after the date of this SAI, legislation may be enacted that could negatively affect the assets of the fund. Legislation or regulation may change the way in which the fund itself is regulated. The advisor cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the fund’s ability to achieve its investment objective.

The use of derivative instruments may involve risks different from, or potentially greater than, the risks associated with investing directly in securities and other, more traditional assets. In particular, the use of derivative instruments exposes the fund to the risk that the counterparty to an OTC derivatives contract will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. OTC derivatives transactions typically can only be closed out with the other party to the transaction, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the transaction with the counterparty or may obtain the other party’s consent to assign the transaction to a third party. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. For example, because the contract for each OTC derivatives transaction is individually negotiated with a specific counterparty, the fund is subject to the risk that a counterparty may interpret contractual terms (e.g., the definition of default) differently than the fund when the fund seeks to enforce its contractual rights. If that occurs, the cost and unpredictability of the legal proceedings required for the fund to enforce its contractual rights may lead it to decide not to pursue its claims against the counterparty. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the managers intend to monitor the creditworthiness of counterparties, there can be no assurance that a counterparty will meet its obligations, especially during unusually adverse market conditions. To the extent the fund contracts with a limited number of counterparties, the fund’s risk will be concentrated and events that affect the creditworthiness of any of those counterparties may have a pronounced effect on the fund. Derivatives are also subject to a number of other risks, including market risk and liquidity risk. Since the value of derivatives is calculated and derived from the value of other assets, instruments, or references, there is a risk that they will be improperly valued. Derivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates, or indexes they are designed to hedge or closely track. Suitable derivatives transactions may not be available in all circumstances. The fund is also subject to the risk that the counterparty closes out the derivatives transactions upon the occurrence of certain triggering events. In addition, a portfolio manager may determine not to use derivatives to hedge or otherwise reduce risk exposure. Government legislation or regulation could affect the use of derivatives transactions and could limit the fund’s ability to pursue its investment strategies.

Options on Securities and Securities Indices. The fund may purchase and write (sell) call and put options on any securities and securities indices. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The fund may write covered put and call options and purchase put and call options as a substitute for the purchase or sale of securities or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities written by the fund obligates the fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities written by the fund obligates the fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the fund of the opportunity to profit from an increase in the market price of the securities in its portfolio. Writing covered put options may deprive the fund of the opportunity to profit from a decrease in the market price of the securities to be acquired for its portfolio.

All call and put options written by the fund are subject to the requirements outlined in the “Government Regulation of Derivatives” section.

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The fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as “closing purchase transactions.”

Illiquid and Restricted Securities Risk. The fund may have significant exposure to restricted securities. Restricted securities are securities with restrictions on public resale, such as securities offered in accordance with an exemption under Rule 144A under the Securities Act of 1933 (the “1933 Act”), or commercial paper issued under Section 4(a)(2) of the 1933 Act. Restricted securities are often required to be sold in private sales to institutional buyers, markets for restricted securities may or may not be well developed, and restricted securities can be illiquid. The extent (if at all) to which a security may be sold or a derivative position closed without negatively impacting its market value may be impaired by reduced market activity or participation, legal restrictions or other economic and market impediments. Funds with principal investment strategies that involve investments in securities of companies with smaller market capitalizations, foreign securities, derivatives, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. Exposure to liquidity risk may be heightened for funds that invest in securities of emerging markets and related derivatives that are not widely traded, and that may be subject to purchase and sale restrictions.

The capacity of traditional dealers to engage in fixed-income trading has not kept pace with the bond market’s growth. As a result, dealer inventories of corporate bonds, which indicate the ability to “make markets,” i.e., buy or sell a security at the quoted bid and ask price, respectively, are at or near historic lows relative to market size. Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.

Purchasing Options. The fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease (“protective puts”), in the market value of securities of the type in which it may invest. The fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the fund’s portfolio securities. Put options may also be purchased by the fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the fund’s portfolio securities.

The fund’s options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Advisor. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the fund is unable to effect a closing purchase transaction with respect to covered options it has written, the fund will not be able

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to sell the underlying securities and may not be able to dispose of assets held as collateral until the options expire or are exercised. Similarly, if the fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Advisor will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Board of Trustees of the fund (the “Board”).

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Advisor’s ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. The fund may purchase and sell futures contracts based on various securities (such as U.S. government securities) and securities indices, and any other financial instruments and indices and purchase and write call and put options on these futures contracts. The fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. All futures contracts entered into by the fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission (“CFTC”).

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions, which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, the fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

The fund may, for example, take a “short” position in the futures market by selling futures contracts in an attempt to hedge against an anticipated decline in market prices that would adversely affect the value of the fund’s portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the fund or securities with characteristics similar to those of the fund’s portfolio securities.

Options on Futures Contracts. The purchase of put and call options on futures contracts will give the fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value

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of the fund’s assets. By writing a call option, the fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the fund intends to purchase. However, the fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The fund’s ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The fund will engage in futures and related options transactions either for bona fide hedging or to facilitate portfolio management. The fund will not engage in futures or related options for speculative purposes. To the extent that the fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities that the fund owns or futures contracts will be purchased to protect the fund against an increase in the price of securities it intends to purchase. The fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the fund or securities or instruments which it expects to purchase. To the extent that the fund engages in non-hedging transactions in futures contracts and options on futures to facilitate portfolio management, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the fund’s portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase.

Transactions in futures contracts and options on futures involve brokerage costs and require margin deposits. If the fund enters into a futures or options transaction, the fund will comply with the regulatory limitations outlined in the “Government Regulation of Derivatives” section.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for the fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the fund’s futures positions and portfolio positions will be impossible to achieve. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the fund may be exposed to risk of loss.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day’s settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the fund from closing out positions and limiting its losses.

Interest Rate Swaps, Collars, Caps and Floors. In order to hedge the value of the fund’s portfolio against interest rate fluctuations or to facilitate portfolio management, the fund may, but is not required to, enter into various interest rate transactions such as interest rate swaps and the purchase or sale of interest rate caps and floors. To the extent that the fund enters into these transactions, the fund expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the fund anticipates purchasing at a later date or to manage the fund’s interest rate exposure on any debt securities or preferred shares issued by the fund for leverage purposes. The fund intends to use these transactions only as a hedge or to facilitate portfolio management. The fund is not required to hedge its portfolio and may choose not to do so. The fund cannot guarantee that any hedging strategies it uses will work.

Interest Rate Swaps. In an interest rate swap, the fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the

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fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the fund from a reduction in yield due to falling interest rates and may permit the fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

The fund usually will enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with the fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the fund’s obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the fund’s obligations will be accrued on a daily basis.

Interest Rate Collars, Caps and Floors. The fund also may engage in interest rate transactions in the form of purchasing or selling interest rate caps or floors. The fund will not sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor.

Typically, the parties with which the fund will enter into interest rate transactions will be broker-dealers and other financial institutions. The fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Advisor to be equivalent to such rating. If there is a default by the other party to such a transaction, the fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Caps and floors, however, are less liquid than swaps. Certain federal income tax requirements may limit the fund’s ability to engage in interest rate swaps.

Credit Default Swap Agreements. The fund may enter into credit default swap agreements. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. The fund may be either the buyer or seller in the transaction. If the fund is a buyer and no event of default occurs, the fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the fund receives a fixed rate of income throughout the term of the contract, which can run between six months and ten years but is typically structured between three and five years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. Credit default swaps involve greater risks than if the fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The fund will enter into swap agreements only with counterparties who are rated investment grade by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Advisor to be equivalent to such rating. A buyer also will lose its investment and recover nothing should an event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the fund.

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If the fund enters into a credit default swap, the fund may be required to report the swap as a “listed transaction” for tax shelter reporting purposes on the fund’s federal income tax return. If the Internal Revenue Service (the “IRS”) were to determine that the credit default swap is a tax shelter, the fund could be subject to penalties under the Code.

Warrants and Rights. Warrants and rights generally give the holder the right to receive, upon exercise and prior to the expiration date, a security of the issuer at a stated price. funds typically use warrants and rights in a manner similar to their use of options on securities, as described in “General Characteristics of Options” above and elsewhere in this SAI. Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options. Unlike most options, however, warrants and rights are issued in specific amounts, and warrants generally have longer terms than options. Warrants and rights are not likely to be as liquid as exchange-traded options backed by a recognized clearing agency. In addition, the terms of warrants or rights may limit the fund’s ability to exercise the warrants or rights at such time, or in such quantities, as the fund would otherwise wish.

The fund may in the future employ new or additional investment strategies and hedging instruments if those strategies and instruments are consistent with the fund’s investment objective and are permissible under applicable regulations governing the fund.

Additional Regulatory Limitations on the Use of Futures and Related Options, Interest Rate Floors, Caps and Collars and Interest Rate and Currency Swap Contracts. The CFTC has adopted regulations that subject registered investment companies and/or their investment advisors to regulation by the CFTC if the registered investment company invests more than a prescribed level of its NAV in commodity futures, options on commodities or commodity futures, swaps, or other financial instruments regulated under the Commodity Exchange Act (“CEA”) (“commodity interests”), or if the registered investment company markets itself as providing investment exposure to such commodity interests. The Advisor is registered as a commodity pool operator (“CPO”) under the CEA and is a National Futures Association member firm; however, the Advisor does not act in the capacity of a registered CPO with respect to the fund.

Although the Advisor is a registered CPO under the CEA and is a National Futures Association member firm, the Advisor has claimed an exclusion from CPO registration pursuant to CFTC Rule 4.5 with respect to the fund. To remain eligible for this exclusion, the fund must comply with certain limitations, including limits on trading in commodity interests, and restrictions on the manner in which the fund markets its commodity interests trading activities. These limitations may restrict the fund’s ability to pursue its investment strategy, increase the costs of implementing its strategy, increase its expenses and/or adversely affect its total return.

Government Regulation of Derivatives. The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In particular, effective August 19, 2022 (the “Compliance Date”), Rule 18f-4 under the 1940 Act (the “Derivatives Rule”) replaces the asset segregation regime of Investment Company Act Release No. 10666 (“Release 10666”) with a new framework for the use of derivatives by registered funds. On the Compliance Date, the SEC rescinded Release 10666 and withdrew no-action letters and similar guidance addressing a fund’s use of derivatives and began requiring funds to satisfy the requirements of the Derivatives Rule. As a result, on or after the Compliance Date, the fund will no longer engage in “segregation” or “coverage” techniques with respect to derivatives transactions and will instead comply with the applicable requirements of the Derivatives Rule.

The Derivatives Rule mandates that the fund adopt and/or implement: (i) value-at-risk limitations (“VaR”); (ii) a written derivatives risk management program; (iii) new Board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. In the event that a fund’s derivative exposure is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, it can elect to be classified as a limited derivatives user (“Limited Derivatives User”) under the Derivatives Rule, in which case the fund is not subject to the full requirements of the Derivatives Rule. Limited Derivatives Users are excepted from VaR testing, implementing a derivatives risk management program, and certain Board oversight and reporting requirements mandated by the Derivatives Rule. However, a Limited Derivatives User is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks.

The Derivatives Rule also provides special treatment for reverse repurchase agreements, similar financing transactions and unfunded commitment agreements. Specifically, the fund may elect whether to treat reverse repurchase

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agreements and similar financing transactions as “derivatives transactions” subject to the requirements of the Derivatives Rule or as senior securities equivalent to bank borrowings for purposes of Section 18 of the 1940 Act. Repurchase agreements are not subject to the Derivatives Rule, but are still subject to other provisions of the 1940 Act. In addition, when-issued or forward settling securities transactions that physically settle within 35-days are deemed not to involve a senior security.

Furthermore, it is possible that additional governmental regulation of various types of derivative instruments may limit or prevent the fund from using such instruments as part of its investment strategy, which could negatively impact the fund. New position limits imposed on the fund or its counterparty may also impact the fund’s ability to invest in futures, options, and swaps in a manner that efficiently meets its investment objective.

Use of extensive hedging and other strategic transactions by the fund will require, among other things, that the fund post collateral with counterparties or clearinghouses, and/or are subject to the Derivatives Rule regulatory limitations as outlined above.

Futures Contracts and Options on Futures Contracts. In the case of a futures contract or an option on a futures contract, the fund must deposit initial margin and, in some instances, daily variation margin, to meet its obligations under the contract. These assets may consist of cash, cash equivalents, liquid debt, equity securities or other acceptable assets.

LIBOR Discontinuation Risk. Certain debt securities, derivatives and other financial instruments may utilize the London Interbank Offered Rate (“LIBOR”) as the reference or benchmark rate for interest rate calculations. However, following allegations of manipulation and concerns regarding liquidity, in July 2017 the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it would cease its active encouragement of banks to provide the quotations needed to sustain LIBOR. The ICE Benchmark Administration Limited, the administrator of LIBOR, ceased publishing certain LIBOR maturities, including some U.S. LIBOR maturities, on December 31, 2021, and is expected to cease publishing the remaining and most liquid U.S. LIBOR maturities on June 30, 2023. It is expected that market participants have or will transition to the use of alternative reference or benchmark rates prior to the applicable LIBOR publication cessation date. Additionally, although regulators have encouraged the development and adoption of alternative rates such as the Secured Overnight Financing Rate (“SOFR”), the future utilization of LIBOR or of any particular replacement rate remains uncertain.

Although the transition process away from LIBOR has become increasingly well-defined in advance of the anticipated discontinuation dates, the impact on certain debt securities, derivatives and other financial instruments remains uncertain. It is expected that market participants will adopt alternative rates such as SOFR or otherwise amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, but neither the effect of the transition process nor the viability of such measures is known. Further, uncertainty and risk remain regarding the willingness and ability of issuers and lenders to include alternative rates and revised provisions in new and existing contracts or instruments. To facilitate the transition of legacy derivatives contracts referencing LIBOR, the International Swaps and Derivatives Association, Inc. launched a protocol to incorporate fallback provisions. However, there are obstacles to converting certain longer term securities and transactions to a new benchmark or benchmarks and the effectiveness of one alternative reference rate versus multiple alternative reference rates in new or existing financial instruments and products has not been determined. Certain proposed replacement rates to LIBOR, such as SOFR, which is a broad measure of secured overnight U.S. Treasury repo rates, are materially different from LIBOR, and changes in the applicable spread for financial instruments transitioning away from LIBOR will need to be made to accommodate the differences. Furthermore, the risks associated with the expected discontinuation of LIBOR and transition to replacement rates may be exacerbated if an orderly transition to an alternative reference rate is not completed in a timely manner.

As market participants transition away from LIBOR, LIBOR’s usefulness may deteriorate and these effects could be experienced until the permanent cessation of the majority of U.S. LIBOR rates in 2023. The transition process may lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. LIBOR’s deterioration may adversely affect the liquidity and/or market value of securities that use LIBOR as a benchmark interest rate, including securities and other financial instruments held by the fund. Further, the utilization of an alternative reference rate, or the transition process to an alternative reference rate, may adversely affect the fund’s

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performance.

Alteration of the terms of a debt instrument or a modification of the terms of other types of contracts to replace LIBOR or another interbank offered rate (“IBOR”) with a new reference rate could result in a taxable exchange and the realization of income and gain/loss for U.S. federal income tax purposes. The IRS has issued final regulations regarding the tax consequences of the transition from IBOR to a new reference rate in debt instruments and non-debt contracts. Under the final regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the final regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Multinational Companies Risk. To the extent that the fund invests in the securities of companies with foreign business operations, it may be riskier than funds that focus on companies with primarily U.S. operations. Multinational companies may face certain political and economic risks, such as foreign controls over currency exchange; restrictions on monetary repatriation; possible seizure, nationalization or expropriation of assets; and political, economic or social instability. These risks are greater for companies with significant operations in developing countries.

Negative Interest Rates. Certain countries have recently experienced negative interest rates on deposits and debt instruments have traded at negative yields. A negative interest rate policy is an unconventional central bank monetary policy tool where nominal target interest rates are set with a negative value (i.e., below zero percent) intended to help create self-sustaining growth in the local economy. Negative interest rates may become more prevalent among foreign issuers, and potentially within the U.S. For example, if a bank charges negative interest, instead of receiving interest on deposits, a depositor must pay the bank fees to keep money with the bank.

These market conditions may increase the fund’s exposures to interest rate risk. To the extent the fund has a bank deposit or holds a debt instrument with a negative interest rate to maturity, the fund would generate a negative return on that investment. While negative yields can be expected to reduce demand for fixed-income investments trading at a negative interest rate, investors may be willing to continue to purchase such investments for a number of reasons including, but not limited to, price insensitivity, arbitrage opportunities across fixed-income markets or rules-based investment strategies. If negative interest rates become more prevalent in the market, it is expected that investors will seek to reallocate assets to other income-producing assets such as investment grade and high-yield debt instruments, or equity investments that pay a dividend. This increased demand for higher yielding assets may cause the price of such instruments to rise while triggering a corresponding decrease in yield and the value of debt instruments over time.

Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed-income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage transaction expenses and may make it more difficult for the fund to qualify as a RIC for federal income tax purposes (for additional information about qualification as a RIC under the Code, see “Additional Information Concerning Taxes” in this SAI). See specific fund details in the “Portfolio Turnover” section of this SAI.

Real Estate Securities. Investing in securities of companies in the real estate industry subjects the fund to the risks associated with the direct ownership of real estate. These risks include:

•	Declines in the value of real estate;
•	Risks related to general and local economic conditions;
•	Possible lack of availability of mortgage funds;
•	Overbuilding;
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•	Extended vacancies of properties;
•	Increased competition;
•	Increases in property taxes and operating expenses;
•	Changes in zoning laws;
•	Losses due to costs resulting from the cleanup of environmental problems;
•	Liability to third parties for damages resulting from environmental problems;
•	Casualty or condemnation losses;
•	Limitations on rents;
•	Changes in neighborhood values and the appeal of properties to tenants;
•	Changes in interest rates; and
•	Liquidity risk.

Therefore, to the extent that the fund invests a substantial amount of its assets in securities of companies in the real estate industry, the value of the fund’s shares may change at different rates compared to the value of shares of the Fund with investments in a mix of different industries.

Securities of companies in the real estate industry have been and may continue to be negatively affected by the coronavirus (COVID-19) pandemic. Potential impacts on the real estate market may include lower occupancy rates, decreased lease payments, defaults and foreclosures, among other consequences. These impacts could adversely affect corporate borrowers and mortgage lenders, the value of mortgage-backed securities, the bonds of municipalities that depend on tax revenues and tourist dollars generated by such properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities. It is not known how long such impacts, or any future impacts of other significant events, will last.

Securities of companies in the real estate industry include equity real estate investment trusts (“REITs”) and mortgage REITs. Equity REITs may be affected by changes in the value of the underlying property owned by the REIT, while mortgage REITs may be affected by the quality of any credit extended. Further, equity and mortgage REITs are dependent upon management skills and generally may not be diversified. Equity and mortgage REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidations. In addition, equity and mortgage REITs could possibly fail to qualify for tax-free pass-through of income under the Code or to maintain their exemptions from registration under the Investment Company Act of 1940, as amended (the “1940 Act”). The above factors may also adversely affect a borrower’s or a lessee’s ability to meet its obligations to a REIT. In the event of a default by a borrower or lessee, a REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

In addition, even the larger REITs in the industry tend to be small- to medium-sized companies in relation to the equity markets as a whole. Moreover, shares of REITs may trade less frequently and, therefore, are subject to more erratic price movements, than securities of larger issuers.

Operational and Cybersecurity Risk. With the increased use of technologies, such as mobile devices and cloud-based service offerings and the dependence on the internet and computer systems to perform necessary business functions, the fund’s service providers are susceptible to operational and information or cybersecurity risks that could result in losses to the fund and its shareholders. Cybersecurity breaches are either intentional or unintentional events that allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or a fund service provider to suffer data corruption or lose operational functionality. Intentional cybersecurity incidents include: unauthorized access to systems, networks, or devices (such as through “hacking” activity or “phishing”); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cyberattacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders the systems inoperable until appropriate actions are taken. In addition, unintentional incidents can occur, such

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as the inadvertent release of confidential information.

A cybersecurity breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on the fund. For example, in a denial of service, fund shareholders could lose access to their electronic accounts indefinitely, and employees of the Advisor, the Subadvisor, or the fund’s other service providers may not be able to access electronic systems to perform critical duties for the fund, such as trading, NAV calculation, shareholder accounting, or fulfilment of fund share purchases and redemptions. Cybersecurity incidents could cause the fund, the Advisor, the Subadvisor, or other service provider to incur regulatory penalties, reputational damage, compliance costs associated with corrective measures, or financial loss. They may also result in violations of applicable privacy and other laws. In addition, such incidents could affect issuers in which the fund invests, thereby causing the fund’s investments to lose value.

Cyber-events have the potential to materially affect the fund and the Advisor’s relationships with accounts, shareholders, clients, customers, employees, products, and service providers. The fund has established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. There is no guarantee that the fund will be able to prevent or mitigate the impact of any or all cyber-events.

The fund is exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failed or inadequate processes and technology or system failures.

The Advisor, the Subadvisor, and their affiliates have established risk management or operational failure systems that seek to reduce cybersecurity and operational risks, and business continuity plans in the event of a cybersecurity breach or operational failure. However, there are inherent limitations in such plans, including that certain risks have not been identified, and there is no guarantee that such efforts will succeed, especially since none of the Advisor, the Subadvisor, or their affiliates controls the cybersecurity or operational systems of the fund’s third-party service providers (including the fund’s Custodian), or those of the issuers of securities in which the fund invests.

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises (such as the coronavirus (COVID-19) pandemic), may adversely affect the fund’s ability to conduct business, in particular if the fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

Market Events. Events in certain sectors have historically resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructurings, and other similar events; governmental efforts to limit short selling and high frequency trading; measures to address U.S. federal and state budget deficits, social, political, and economic instability in Europe; economic stimulus by the Japanese central bank; dramatic changes in energy prices and currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Both domestic and foreign equity markets have experienced increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage, and credit markets particularly affected. Financial institutions could suffer losses as interest rates rise or economic conditions deteriorate.

In addition, relatively high market volatility and reduced liquidity in credit and fixed-income markets may adversely affect many issuers worldwide. Actions taken by the U.S. Federal Reserve (the “Fed”) or foreign central banks to stimulate or stabilize economic growth, such as interventions in currency markets, could cause high volatility in the equity and fixed-income markets. Reduced liquidity may result in less money being available to purchase raw materials, goods, and services from emerging markets, which may, in turn, bring down the prices of these economic staples. It may also result in emerging-market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their securities prices.

Beginning in March 2022, the Fed began increasing interest rates and has signaled the potential for further increases. As a result, risks associated with rising interest rates are currently heightened. It is difficult to accurately predict the

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pace at which the Fed will increase interest rates any further, or the timing, frequency or magnitude of any such increases, and the evaluation of macro-economic and other conditions could cause a change in approach in the future. Any such increases generally will cause market interest rates to rise, and could cause the value of the fund’s investments, and the fund’s NAV, to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.

In addition, as the Fed increases the target Fed funds rate, any such rate increases, among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. These events and the possible resulting market volatility may have an adverse effect on the fund.

Political turmoil within the United States and abroad may also impact the fund. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States would be highly disruptive to the United States and global securities markets and could significantly impair the value of the fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many fund investments, and increase uncertainty in or impair the operation of the United States or other securities markets. In recent years, the U.S. renegotiated many of its global trade relationships and imposed or threatened to impose significant import tariffs. These actions could lead to price volatility and overall declines in U.S. and global investment markets.

A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, which may lead to less liquidity in certain instruments, industries, sectors or the markets generally, and may ultimately affect fund performance. For example, the coronavirus (COVID-19) pandemic has resulted and may continue to result in significant disruptions to global business activity and market volatility due to disruptions in market access, resource availability, facilities operations, imposition of tariffs, export controls and supply chain disruption, among others. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the fund’s performance, resulting in losses to your investment.

The United States responded to the coronavirus (COVID-19) pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act, a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals adversely impacted by the coronavirus (COVID-19) pandemic. In late December 2020, the government also passed a spending bill that included $900 billion in stimulus relief for the coronavirus (COVID-19) pandemic. Further, in March 2021, the government passed the American Rescue Plan Act of 2021, a $1.9 trillion stimulus bill to accelerate the United States’ recovery from the economic and health effects of the coronavirus (COVID-19) pandemic. In addition, in mid-March 2020 the Fed cut interest rates to historically low levels and promised unlimited and open-ended quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system, establishing swap lines with other major central banks to provide dollar funding, establishing a program to support money market funds, easing various bank capital buffers, providing funding backstops for businesses to provide bridging loans for up to four years, and providing funding to help credit flow in asset-backed securities markets. The Fed also extended credit to small- and medium-sized businesses.

Political and military events, including in Ukraine, North Korea, Russia, Venezuela, Iran, Syria, and other areas of the Middle East, and nationalist unrest in Europe and South America, also may cause market disruptions.

As a result of continued political tensions and armed conflicts, including the Russian invasion of Ukraine commencing in February of 2022, the extent and ultimate result of which are unknown at this time, the United States and the EU, along with the regulatory bodies of a number of countries, have imposed economic sanctions on certain Russian corporate entities and individuals, and certain sectors of Russia’s economy, which may result in, among other things,

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the continued devaluation of Russian currency, a downgrade in the country’s credit rating, and/or a decline in the value and liquidity of Russian securities, property or interests. These sanctions could also result in the immediate freeze of Russian securities and/or funds invested in prohibited assets, impairing the ability of the fund to buy, sell, receive or deliver those securities and/or assets. These sanctions or the threat of additional sanctions could also result in Russia taking counter measures or retaliatory actions, which may further impair the value and liquidity of Russian securities. The United States and other nations or international organizations may also impose additional economic sanctions or take other actions that may adversely affect Russia-exposed issuers and companies in various sectors of the Russian economy. Any or all of these potential results could lead Russia’s economy into a recession. Economic sanctions and other actions against Russian institutions, companies, and individuals resulting from the ongoing conflict may also have a substantial negative impact on other economies and securities markets both regionally and globally, as well as on companies with operations in the conflict region, the extent to which is unknown at this time. The United States and the EU have also imposed similar sanctions on Belarus for its support of Russia’s invasion of Ukraine. Additional sanctions may be imposed on Belarus and other countries that support Russia. Any such sanctions could present substantially similar risks as those resulting from the sanctions imposed on Russia, including substantial negative impacts on the regional and global economies and securities markets.

In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation. Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. Further, there is a risk that the present value of assets or income from investments will be less in the future, known as inflation. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the fund’s investments may be affected, which may reduce the fund’s performance. Further, inflation may lead to the rise in interest rates, which may negatively affect the value of debt instruments held by the fund, resulting in a negative impact on the fund’s performance. Generally, securities issued in emerging markets are subject to a greater risk of inflationary or deflationary forces, and more developed markets are better able to use monetary policy to normalize markets.

Investment Restrictions

The fund’s investment restrictions are subject to, and may be impacted and limited by, the federal securities laws, rules and regulations, including the 1940 Act and Rule 18f-4 thereunder.

The investment policies and strategies of the fund described in this SAI and the Prospectus, except for the seven investment restrictions designated as fundamental policies under this caption, are not fundamental and may be changed by the Board without shareholder approval.

Fundamental Investment Restrictions

As referred to above, the following seven investment restrictions of the fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the fund’s outstanding voting securities, which as used in this SAI means the lesser of (a) 67% of the shares of the fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the fund. As a matter of fundamental policy:

(1)	Concentration. The fund will not concentrate its investments in any industry. For purposes of this restriction, (1) “concentrate” means invest more than 25% of the fund’s total assets (measured at the time of any investment) in any industry and (2) the fund treats: (A) each of the following, without limitation, as a separate industry: commercial real estate (office), commercial real estate (warehouse), commercial real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), shipping (bulk), shipping (container), shipping (tankers), healthcare (drugs), healthcare (devices), consumer loans, residential real estate loans and auto loans; (B) treats different types of securitizations as separate industries based on the underlying asset type (for example, investments in securitizations of commercial real estate (office), commercial real estate (warehouse), commercial real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), shipping (bulk), shipping (container), shipping (tankers), healthcare (drugs), healthcare (devices), consumer loans, residential real estate loans and of auto loans are each treated as separate industries from each other), and (C) treats
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investments in securitizations of each type of underlying asset as a separate industry from investments directly in the underlying asset type (for example, investments in securitizations of residential real estate loans are treated as a separate industry from direct investments in such loans).
(2)	Borrowing. The fund may not borrow money, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.
(3)	Underwriting. The fund may not engage in the business of underwriting securities issued by others, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.
(4)	Real Estate. The fund may not purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.
(5)	Commodities. The fund may not purchase or sell commodities, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.
(6)	Loans. The fund may make loans to the extent permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.
(7)	Senior Securities. The fund may not issue senior securities, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

In regard to restriction (2), the fund may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of fund securities. The 1940 Act currently requires that the fund have 300% asset coverage at the time of borrowing with respect to all borrowings other than temporary borrowings.

For purposes of construing restriction (1), securities of the U.S. government, its agencies, or instrumentalities are not considered to represent industries. Tax-exempt municipal obligations backed by the credit of a governmental entity also are not considered to represent industries.

Whenever an investment policy or investment restriction set forth in the Prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating agency (or as determined by the Subadvisor if the security is not rated by a rating agency) will not compel the fund to dispose of such security or other asset. Notwithstanding the foregoing, the fund must always be in compliance with the borrowing policies set forth above.

Repurchases, Mandatory Repurchases and Transfers of Shares

Repurchase Offers. As discussed in the Prospectus, offers to repurchase the fund’s shares of beneficial interest (the “Shares”) will be made by the fund at such times and on such terms as may be determined by the Board in its sole discretion in accordance with the provisions of applicable law. Currently the fund anticipates making quarterly tender offers as further described in the Prospectus. In determining whether the fund should repurchase Shares from Shareholders pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus, in making its determinations.

The Board will cause the fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the fund and to all Shareholders or persons holding Shares acquired from Shareholders. When the Board determines that the fund will repurchase Shares, notice will be provided to each

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Shareholder describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value as at the latest valuation date of their Shares from the fund during such period. If a repurchase offer is oversubscribed by Shareholders, the fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for pro-ration may cause some Shareholders to tender larger portions of their Shares for repurchase than they otherwise would wish to have repurchased, which may adversely affect others wishing to participate in the tender.

Mandatory Repurchases. As noted in the Prospectus, the fund has the right to repurchase Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory repurchases may be made if:

•	Shares have been transferred or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder; or

•	ownership of Shares by a Shareholder or other person will cause the fund to be in violation of, or subject the fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction; or

•	continued ownership of such Shares may be harmful or injurious to the business or reputation of the fund or the Advisor, or may subject the fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences; or

•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•	it would be in the best interests of the fund and Shareholders to repurchase Shares.

Transfer of Shares. No person shall become a substituted Shareholder of the fund without the consent of the fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other circumstances, with the consent of the fund (which may be withheld in its sole discretion).

Notice to the fund of any proposed transfer must include evidence satisfactory to the Board or its delegate that the proposed transferee, at the time of transfer, meets any requirements imposed by the fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed application in respect of the proposed transferee. In connection with any request to transfer Shares (or portions thereof), the fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the fund as to such matters as the fund may reasonably request. The Board generally will not consent to a transfer if, after the transfer of the Shares, the balance of the account of each of the transferee and transferor is less than $25,000. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the fund in connection with the transfer and such fees will be paid by the transferor prior to the transfer being effectuated. If such fees have been incurred by the fund and have not been paid by the transferor for any reason, including a decision to not transfer the interests, the fund reserves the right to deduct such expenses from the Shareholder’s account.

Any transferee meeting the fund’s eligibility requirements that acquires Shares in the fund by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder or otherwise, will be entitled to the allocations and distributions allocable to the Shares so acquired and to transfer such Shares in accordance with the terms of the fund’s Agreement and Declaration of Trust (“Declaration of Trust”), but will not be entitled to the other rights of a Shareholder unless and until such transferee becomes a substituted Shareholder as provided in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the fund will promptly take all necessary actions to admit such transferee or successor to the fund as a Shareholder. Each Shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the fund in connection with such transfer. If such a transferee does not meet the Shareholder eligibility requirements, the fund reserves the right

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to repurchase its Shares. Any transfer of Shares in violation of the Declaration of Trust will not be permitted and will be void.

The Declaration of Trust provides, in part, that each Shareholder has agreed to indemnify and hold harmless the fund, the Subadvisor, the Advisor, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

Portfolio Turnover

The fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Subadvisor, investment considerations warrant such action. The fund’s annual rate of portfolio turnover may vary from year to year as well as within a year. A high rate of portfolio turnover (100% or more) generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the fund and could generate short-term capital gain taxable as ordinary income, which could have a negative impact on the fund’s performance over time. Portfolio turnover is calculated by dividing the lesser of purchases or sales of fund securities during the fiscal year by the monthly average of the value of the fund’s securities. (Excluded from the computation are all securities, including options, with maturities at the time of acquisition of one year or less.) The portfolio turnover rate for the fund for the fiscal period ended October 31, 2022 was 17%.

Those Responsible for Management

Board’s Oversight Role in Management

The Board’s role in management of the Fund is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the fund, primarily the Advisor, have responsibility for the day-to-day management of the fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings and between Board meetings, regularly interacts with and receives reports from senior personnel of service providers, including the Advisor’s senior managerial and financial officers, the fund’s and the Advisor’s Chief Compliance Officer and portfolio management personnel. The Board’s Audit Committee, which consists of all of the fund’s Independent Trustees, meets during its scheduled meetings, and, as appropriate, the chair of the Audit Committee maintains contact with the independent registered public accounting firm and Principal Accounting Officer of the fund. The Audit Committee met two times during the fiscal period ended October 31, 2022. The Board also receives periodic presentations from senior personnel of the Advisor regarding risk management generally, as well as information regarding specific operational, compliance or investment areas, such as business continuity, valuation and investment research. The Board has adopted policies and procedures designed to address certain risks to the fund. In addition, the Advisor and other service providers to the fund have adopted a variety of policies, procedures and controls designed to address particular risks to the fund. Different processes, procedures and controls are employed with respect to different types of risks. However, it is not possible to eliminate all of the risks applicable to the fund. The Board also receives reports from counsel to the fund or the Board’s own independent legal counsel regarding regulatory compliance and governance matters. The Board’s oversight role does not make the Board a guarantor of the fund’s investments or activities.

Board Composition and Leadership Structure

To rely on certain exemptive rules under the 1940 Act, a majority of the fund’s Board members must not be “interested persons” (as defined in the 1940 Act) of the fund (the “Independent Trustees”), and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. The Trustees elect officers who are responsible for the day-to-day operations of the fund and who execute policies formulated by the Trustees. Currently, three Trustees are Independent Trustees, including the Chairman of the Board.

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The fund’s Trustees, including the three Independent Trustees, interact directly with senior management of the Advisor at scheduled meetings and between meetings as appropriate and an Independent Trustee chairs the Audit Committee. The Board has determined that its leadership structure, is appropriate in light of the specific characteristics and circumstances of the fund, including, but not limited to: (i) the services that the Advisor provides to the fund and potential conflicts of interest that could arise from this relationship, (ii) the extent to which the day-to-day operations of the fund are conducted by fund officers, respectively, and employees of the Advisor, (iii) the Board’s oversight role in management of the fund, and (iv) the Board’s size and the cooperative working relationship among the Independent Trustees and among all Trustees.

Risk Oversight

As a registered investment company, the fund is subject to a variety of risks, including investment risks (such as, among others, market risk, credit risk and interest rate risk), financial risks (such as, among others, settlement risk, liquidity risk and valuation risk), compliance risks, and operational risks. As a part of its overall activities, the Board oversees the fund’s risk management activities that are implemented by the Advisor, the fund’s Chief Compliance Officer (“CCO”) and other service providers to the fund. The Advisor has primary responsibility for the fund’s risk management on a day-to-day basis as a part of its overall responsibilities. The Subadvisor, subject to oversight of the Advisor, is primarily responsible for managing investment and financial risks as a part of its day-to-day investment responsibilities, as well as operational and compliance risks at its firm. The Advisor and the CCO also assist the Board in overseeing compliance with investment policies of the fund and regulatory requirements, and monitor the implementation of the various compliance policies and procedures approved by the Board as a part of its oversight responsibilities.

The Advisor identifies to the Board the risks that it believes may affect the fund and develops processes and controls regarding such risks. However, risk management is a complex and dynamic undertaking and it is not always possible to comprehensively identify and/or mitigate all such risks at all times since risks are at times impacted by external events. In discharging its oversight responsibilities, the Board considers risk management issues throughout the year with the assistance of its Audit Committee. The Audit Committee meets at least quarterly and presents reports to the Board, which may prompt further discussion of issues concerning the oversight of the fund’s risk management. The Board as a whole also reviews written reports or presentations on a variety of risk issues as needed and may discuss particular risks that are not addressed in the committee process.

Information About Each Board Member’s Experience, Qualifications, Attributes or Skills

The tables below present certain information regarding the Trustees and officers of the fund, including their principal occupations which, unless specific dates are shown, are of at least five years’ duration. In addition, the table includes information concerning other directorships held by each Trustee in other registered investment companies or publicly traded companies. Information is listed separately for each Trustee who is an “interested person” (as defined in the 1940 Act) of the fund (each a “Non-Independent Trustee”) and the Independent Trustees. As of October 31, 2022, the “John Hancock Fund Complex” consisted of 186 funds (including separate series of series mutual funds). Board members of the fund, together with information as to their positions with the fund, principal occupations and other board memberships for the past five years, are shown below. The address of each Trustee and officer of the fund is 197 Clarendon Street, Boston, Massachusetts, 02116.

Name (Birth Year)	Current Position with the Fund	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee

Independent Trustees

Hassell H. McClellan (1945)	Trustee and Chairperson of	Director/Trustee, Virtus Funds (2008-2020); Director, The Barnes Group (2010-2021); Associate Professor, The Wallace E. Carroll	186
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Name (Birth Year)	Current Position with the Fund	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee

	the Board (since 2021)	School of Management, Boston College (retired 2013). Trustee (since 2005) and Chairperson of the Board (since 2017) of various trusts within the John Hancock Fund Complex.

William H. Cunningham (1944)	Trustee (since 2021)	Professor, University of Texas, Austin, Texas (since 1971); former Chancellor, University of Texas System and former President of the University of Texas, Austin, Texas; Director (since 2006), Lincoln National Corporation (insurance); Director, Southwest Airlines (since 2000). Trustee of various trusts within the John Hancock Fund Complex (since 1986).	184

Grace K. Fey (1946)	Trustee (since 2021)	Chief Executive Officer, Grace Fey Advisors (since 2007); Director and Executive Vice President, Frontier Capital Management Company (1988–2007); Director, Fiduciary Trust (since 2009). Trustee of various trusts within the John Hancock Fund Complex (since 2008).	186

Non-Independent Trustee
Andrew G. Arnott[1] (1971)	Trustee (since 2021)

Global Head of Retail for Manulife (since 2022); Head of Wealth and Asset Management, United States and Europe, for John Hancock and Manulife (since 2018); Director and Executive Vice President, John Hancock Investment Management LLC (since 2005, including prior positions); Director and Executive Vice President, John Hancock Variable Trust Advisers LLC (since 2006, including prior positions); President, John Hancock Investment Management Distributors LLC (since 2004, including prior positions); President of various trusts within the John Hancock Fund Complex (since 2007, including prior positions).

Trustee of various trusts within the John Hancock Fund Complex (since 2017).

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[1]	The Trustee is a Non-Independent Trustee due to current or former positions with the Advisor and certain of its affiliates.
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The following table presents information regarding the current principal officers of the fund who are not Trustees, including their principal occupations which, unless specific dates are shown, are of at least five years’ duration. Each of the officers is an affiliated person of the Advisor. All of the officers listed are officers or employees of the Advisor or its affiliates.

Principal Officers who are not Trustees

Name (Birth Year)	Current Position(s) with the Fund[1]	Principal Occupation(s) During Past 5 Years

Charles A. Rizzo (1957)	Chief Financial Officer (since 2021)

Vice President, John Hancock Financial Services (since 2008); Senior Vice President, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2008); Chief Financial Officer of various trusts within the John Hancock Fund Complex (since 2007).

Salvatore Schiavone (1965)	Treasurer (since 2021)

Assistant Vice President, John Hancock Financial Services (since 2007); Vice President, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2007); Treasurer of various trusts within the John Hancock Fund Complex (since 2007, including prior positions).

Christopher (Kit) Sechler (1973)	Secretary and Chief Legal Officer (since 2021)

Vice President and Deputy Chief Counsel, John Hancock Investment Management (since 2015); Assistant Vice President and Senior Counsel (2009–2015), John Hancock Investment Management; Assistant Secretary of John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2009); Chief Legal Officer and Secretary of various trusts within the John Hancock Fund Complex (since 2009, including prior positions).

Trevor Swanberg (1979)	Chief Compliance Officer (since 2022)

Chief Compliance Officer, John Hancock Investment Management LLC, and John Hancock Variable Trust Advisers LLC (since 2020); Deputy Chief Compliance Officer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (2019–2020); Assistant Chief Compliance Officer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (2016–2019); Vice President, State Street Global Advisors (2015–2016); Chief Compliance Officer of various trusts within the John Hancock Fund Complex (since 2016, including prior positions).

1	Each officer holds office for an indefinite term until his or her successor is duly elected and qualified or until he/she dies, retires, resigns, is removed or becomes disqualified.

Additional Information about the Trustees

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes or skills that the Trustee possesses which the Board believes has prepared them to be effective Board members. Each Trustee believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. Each Board member believes that collectively the Trustees have balanced and diverse experience, skills, attributes and qualifications that allow the Board to operate effectively in governing the fund and protecting the interests of Investors. Among the

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attributes common to all Trustees is their ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; each Board member believes that each member satisfies this standard. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice (e.g., accounting or securities), public service or academic positions; experience from service as a board member; and/or other life experiences. The Board and any committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Independent Trustees

William H. Cunningham – Mr. Cunningham has management and operational oversight experience as a former Chancellor and President of a major university. Mr. Cunningham regularly teaches a graduate course in corporate governance at the law school and at the Red McCombs School of Business at The University of Texas at Austin. He also has oversight and corporate governance experience as a current and former director of a number of operating companies, including an insurance company.

Grace K. Fey — Ms. Fey has significant governance, financial services, and asset management industry expertise based on her extensive non-profit board experience, as well as her experience as a consultant to non-profit and corporate boards, and as a former director and executive of an investment management firm.

Hassell H. McClellan — As a former professor of finance and policy in the graduate management department of a major university, a director of a public company, and as a former director of several privately held companies, Mr. McClellan has experience in corporate and financial matters. He also has experience as a director of other investment companies not affiliated with the fund.

Non-Independent Trustee

Andrew G. Arnott — Through his positions as Executive Vice President of John Hancock Financial Services; Director and Executive Vice President of John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC; President of John Hancock Investment Management Distributors LLC; and President of the John Hancock Fund Complex, Mr. Arnott has experience in the management of investments, registered investment companies, variable annuities and retirement products, enabling him to provide management input to the Board.

Compensation of Trustees

The fund pays fees to its Independent Trustees. Trustees also are reimbursed for travel and other out-of-pocket expenses.

The following table provides information regarding the compensation paid by the fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services during the fund’s fiscal period ended October 31, 2022.

Compensation Table1

Independent Trustees	Fund	John Hancock Fund Complex
William H. Cunningham	$75,000	$525,000
Grace K. Fey	$75,000	$597,500
Hassell H. McClellan	$90,000	$745,500

1 The Trust does not have a pension or retirement plan for any of its Trustees or officers.

Trustee Ownership of Shares of John Hancock Funds

The table below sets forth the aggregate dollar range of equity securities beneficially owned by the Trustees in the fund and in all other funds in the family of investment companies of the fund overseen by each Trustee as of December 31, 2022. The information as to beneficial ownership is based on statements furnished to the fund by the Trustees. Each of the Trustees has all voting and investment powers with respect to the shares indicated.

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Trustees	Fund	John Hancock Fund Complex
Independent Trustees
William H. Cunningham	None	Over $100,000
Grace K. Fey	None	Over $100,000
Hassell H. McClellan	None	Over $100,000

Non-Independent Trustee
Andrew G. Arnott	None	Over $100,000

Control Persons

As of February 1, 2023, the officers and Trustees of the fund as a group owned beneficially less than 1% of the outstanding shares of the fund.

As of February 1, 2023, Marathon owned beneficially 50% of the outstanding Class I Shares of the fund and each of Manulife Reinsurance (Bermuda) Ltd., located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda, and John Hancock Life Insurance Company (U.S.A.), located at 200 Berkeley Street, Boston, Massachusetts, 02116, owned beneficially 24.95% of the outstanding Class I Shares of the fund. For so long as each such entity has a greater than 25% interest in the outstanding voting securities of the fund, it may be deemed to be a “control person” of the fund for purposes of the 1940 Act and therefore could determine the outcome of a Shareholder meeting with respect to a proposal directly affecting the fund or that share class, as applicable.

Codes of Ethics

Each of the Fund, the Advisor, the Distributor, and the Subadvisor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings, private placements or certain other securities. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

Investment Advisory and Other Services

THE ADVISOR

The Advisor is a Delaware limited liability company whose principal offices are located at 200 Berkeley Street, Boston, Massachusetts 02116 and serves as the fund’s investment advisor. The Advisor is registered with the SEC as an investment advisor under the Advisers Act.

Founded in 1968, the Advisor is an indirect principally owned subsidiary of John Hancock Life Insurance Company (U.S.A.), a subsidiary of Manulife Financial Corporation (“Manulife Financial” or the “Company”). Manulife Financial is the holding company of The Manufacturers Life Insurance Company (the “Life Company”) and its subsidiaries. John Hancock Life Insurance Company (U.S.A.) and its subsidiaries (“John Hancock”) today offer a broad range of financial products and services, including whole, term, variable, and universal life insurance, as well as college savings products, mutual funds, fixed and variable annuities, long-term care insurance and various forms of business insurance. Additional information about John Hancock may be found on the Internet at johnhancock.com.

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The Advisor’s parent company has been helping individuals and institutions work toward their financial goals since 1862. The Advisor offers investment solutions managed by institutional money managers, taking a disciplined team approach to portfolio management and research, leveraging the expertise of seasoned investment professionals. The Advisor has been managing closed-end funds since 1971. As of December 31, 2022, the Advisor had total assets under management of approximately $144.3 billion.

Manulife Financial Corporation is a leading international financial services group with principal operations in Asia, Canada and the United States. Operating primarily as John Hancock in the United States and Manulife elsewhere, it provides financial protection products and advice, insurance, as well as wealth and asset management services through its extensive network of solutions for individuals, groups and institutions. Its global headquarters are in Toronto, Canada, and it trades as ‘MFC’ on the Toronto Stock Exchange, New York Stock Exchange (the “NYSE”), and the Philippine Stock Exchange, and under ‘945’ in Hong Kong. Manulife Financial Corporation can be found on the Internet at manulife.com.

Pursuant to the Investment Advisory Agreement, the Advisor is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the fund. The Investment Advisory Agreement was initially approved by the fund’s full Board and by the Independent Trustees at a meeting held on June 15, 2022, and is also approved by the initial Shareholder of the fund. The Investment Advisory Agreement is terminable without penalty, on 60 days prior written notice by the Board, by vote of a majority of the outstanding Shares of the fund, or by the Advisor. The Investment Advisory Agreement has an initial term that expires two years after the fund has commenced investment operations. Thereafter, the Investment Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding Shares of the fund, respectively, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees by vote cast at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

The Management Fee shall be paid to the Advisor at the end of each calendar month, at the annual rate of 1.350% of the average monthly value of the Managed Assets of the fund (the “Management Fee”). The term Managed Assets means the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness.

The fund also pays the Advisor an Incentive Fee (the “Incentive Fee”) as follows:

The Incentive Fee is earned on Pre-Incentive Fee Net Investment Income, as defined below, attributable to each Share Class, and shall be calculated and accrued on a monthly basis while being determined and payable in arrears as of the end of each fiscal quarter beginning on and after the commencement of the first fiscal quarter following the one-year anniversary of the effective date of the Advisory Agreement.

Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:

•	No Incentive Fee shall be payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.25% per quarter based on the Class’s average beginning monthly net assets for the applicable quarterly payment period (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) (the “Quarterly Return”), or 5.00% annualized;
•	All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.4286% of the average beginning monthly net assets of that Class (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period) for the fiscal quarter (5.714% annualized), shall be payable to the Advisor; and
•	For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.4286% of the Class’s average beginning monthly net assets (calculated in accordance with US GAAP and gross of any accrued (but unpaid) performance fee if applicable during the payment period),
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the Incentive Fee with respect to that Class shall equal 12.5% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income,” with respect to each Class, is defined as the Class’s share of net investment income (allocated based on the net asset value of the Class relative to the fund as a whole), which will include investment income earned by the fund (i.e., interest income, dividend income, etc.) reduced by (1) Fund-related investment expenses (i.e., interest and dividend expense, expenses related to the execution of the investment strategy) and (2) after subtracting any reimbursement made by the Advisor to the fund pursuant to any expense waiver or cap arrangement agreed to between the Advisor and the fund, any other fund expenses, determined in accordance with US GAAP prior to the application of the Incentive Fee except that such “other fund expenses” shall not include, without limitation, any payments under a Rule 12b-1 plan.

The Incentive Fee is accrued monthly and taken into account for the purpose of determining the fund’s net asset value. Accordingly, the repurchase price received by a Shareholder whose Shares are repurchased in a tender offer will be based on a valuation that will reflect an Incentive Fee accrual, if any. The Incentive Fee presents certain risks that are not present in funds without an Incentive Fee.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund, the Advisor and any trustee, officer, member or employee thereof, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the fund, for any error of judgment, for any mistake of law or for any act or omission by such person in connection with the performance of services under the Investment Advisory Agreement. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the fund of the Advisor, or any Trustee, member, officer or employee thereof, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the fund, as the case may be, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund.

From time to time, the Advisor may reduce its fee or make other arrangements to limit  the fund’s expenses to a specified percentage of average daily net assets. The Advisor retains the right to re-impose a fee and recover any other payments to the extent that, during the fiscal period in which such expense limitation is in place, the fund’s annual expenses fall below this limit. The following table shows the advisory fees that  the fund incurred and paid to the Advisor for the fiscal period ended  October 31, 2022.

Advisory Fee Paid in Fiscal Period Ended October 31, 2022

Gross Fees	$412,275
Waivers	($412,275)
Net Fees	$0

The Subadvisory Agreement

The Advisor entered into a Subadvisory Agreement dated June 15, 2022, with the Subadvisor (the “Subadvisory Agreement”). The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The Subadvisor is Marathon Asset Management LP. As of December 31, 2022, the Subadvisor had total assets under management of approximately $23.15 billion. The Subadvisor is located at One Bryant Park, New York, New York 10036.

Under the terms of the Subadvisory Agreement, the Subadvisor is responsible for managing the investment and reinvestment of the assets of the fund, subject to the supervision and control of the Board and the Advisor. For services rendered by the Subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the Subadvisor a fee at the annual rate of 0.625% of the average monthly value of the fund’s Managed Assets. “Managed Assets” means

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the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness.

Duties of the Subadvisor. Under the terms of the current subadvisory agreement (the “Subadvisory Agreement”), the Subadvisor manages the investment and reinvestment of the assets of the fund, subject to the supervision of the Board and the Advisor. The Subadvisor formulates a continuous investment program for the fund consistent with its investment objective and policies outlined in the Prospectus. The Subadvisor implements such programs by purchases and sales of securities, instruments and other assets (including the placing of orders or the usage of special purpose vehicles for such purchases and sales), entering into derivative transactions to the extent authorized by its registration statement, and managing all cash in the fund (collectively, “Assets”), and regularly reports to the Advisor and the Board with respect to the implementation of such programs. The Subadvisor, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel required for it to execute its duties, as well as administrative facilities, including bookkeeping, clerical personnel, and equipment necessary for the conduct of the investment affairs of the fund. Additional information about the fund’s portfolio managers, including other accounts managed, ownership of fund shares, and compensation structure, can be found below in the “Portfolio Managers” section.

The Advisor has delegated to the Subadvisor the responsibility to vote all proxies, to the extent such may be relevant, relating to the securities held by the fund. See “Other Services — Proxy Voting” below, for additional information.

Additional Information Applicable to Subadvisory Agreement

Term of the Subadvisory Agreement. The Subadvisory Agreement will initially continue in effect as to the fund for a period no more than two years from the date of its execution (or the execution of an amendment making the agreement applicable to that fund) and thereafter if such continuance is specifically approved at least annually either: (a) by the Trustees; or (b) by the vote of a majority of the outstanding voting securities of the fund. In either event, such continuance also shall be approved by the vote of the majority of the Trustees who are not interested persons of any party to the Subadvisory Agreement.

Any required shareholder approval of any continuance of the Subadvisory Agreement shall be effective with respect to the fund if a majority of the outstanding voting securities of the fund votes to approve such continuance, even if such continuance may not have been approved by a majority of the outstanding voting securities of the fund.

Failure of Shareholders to Approve Continuance of the Subadvisory Agreement. If the outstanding voting securities of the fund fail to approve any continuance of the Subadvisory Agreement, the party may continue to act as investment subadvisor with respect to the fund pending the required approval of the continuance of the Subadvisory Agreement or a new agreement with either that party or a different subadvisor, or other definitive action.

Termination of the Subadvisory Agreement. The Subadvisory Agreement may be terminated at any time without the payment of any penalty on 60 days’ written notice to the other party or parties to the Agreement, and also to the fund. The following parties may terminate the Subadvisory Agreement:

•	the Board;
•	a majority of the outstanding voting securities of the fund;
•	the Advisor; and
•	the Subadvisor.

The Subadvisory Agreement will automatically terminate in the event of its assignment or upon termination of the Advisory Agreement.

Amendments to the Subadvisory Agreement. The Subadvisory Agreement may be amended by the parties to the agreement, provided that the amendment is approved by the vote of a majority of the outstanding voting securities of the fund (except as noted below) and by the vote of a majority of the Independent Trustees. The required shareholder

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approval of any amendment to the Subadvisory Agreement shall be effective with respect to the fund if a majority of the outstanding voting securities of the fund votes to approve the amendment, even if the amendment may not have been approved by a majority of the outstanding voting securities of the fund.

Service Agreement

The description below of the Service Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Service Agreement attached as an exhibit to this Registration Statement.

Pursuant to a Service Agreement, the Advisor is responsible for providing, at the expense of the fund, certain financial, accounting and administrative services such as legal services, tax, accounting, valuation, financial reporting and performance, compliance and service oversight. Pursuant to the Service Agreement, the Advisor shall determine, subject to Board approval, the expenses to be reimbursed by the fund, including an overhead allocation. The payments under the Service Agreement are not intended to provide a profit to the Advisor. Instead, the Advisor provides the services under the Service Agreement because it also provides advisory services under the Investment Advisory Agreement. The reimbursement shall be calculated and paid monthly in arrears.

The Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the matters to which the Service Agreement relates, except losses resulting from willful misfeasance, bad faith or negligence by the Advisor in the performance of its duties or from reckless disregard by the Advisor of its obligations under the Agreement.

The Advisor is reimbursed by the fund for its costs in providing non-advisory services to the fund under the Service Agreement. The expense incurred by the Advisor in providing services under the Services Agreement for the last fiscal period ended October 31, 2022 was $5,528.

The Service Agreement has an initial term of two years, and continues thereafter so long as such continuance is specifically approved at least annually by a majority of the Board and a majority of the Independent Trustees. The fund or the Advisor may terminate the Agreement at any time without penalty on 60 days’ written notice to the other party. The Agreement may be amended by mutual written agreement of the parties, without obtaining Shareholder approval.

PORTFOLIO MANAGERS

The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The individuals jointly and primarily responsible for the day-to-day management of the fund’s portfolio are listed below.

The following tables present information regarding accounts other than the fund for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) other investment companies, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees based on account performance, information on those accounts is specifically broken out. In addition, any assets denominated in foreign currencies have been converted into U.S. dollars using the exchange rates as of the applicable date. Also shown below the chart is each portfolio manager’s investment in the fund.

The following table reflects approximate information as of October 31, 2022:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Ed Cong	1	100	24	7,183	4	499
Louis Hanover	7	811	96	19,886	24	2,924
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	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Andrew Springer	1	100	34	8,559	4	499

Performance-Based Fees for Other Accounts Managed

Number and value of accounts within the total accounts that are subject to a performance-based advisory fee:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Ed Cong	1	100	21	5,183	4	499
Louis Hanover	2	249	69	14,510	11	1,607
Andrew Springer	1	100	30	6,525	4	499

Portfolio Manager Ownership of Shares of the Fund

The following table indicates as of October 31, 2022, the value of shares beneficially owned by the portfolio managers in the fund.

Portfolio Manager	Range of Beneficial Ownership in the Fund
Ed Cong	None
Louis Hanover	None
Andrew Springer	None

Conflicts of Interest.

Material conflicts of interest exist whenever a portfolio manager simultaneously manages multiple accounts. A conflict of interest may arise as a result of the portfolio manager being responsible for multiple accounts, including the fund, which may have different investment guidelines and objectives. In addition to the fund, these accounts may include accounts of other registered investment companies for which the Subadvisor serves as sub-advisor, private pooled investment vehicles and other accounts. The Subadvisor has adopted aggregation and allocation of investments procedures designed to ensure that all of its clients are treated fairly and equitably over time and to prevent this form of conflict from influencing the allocation of investment opportunities among its clients. As a general matter, the Subadvisor will offer clients the right to participate in all investment opportunities that it determines are appropriate for the client in view of relative amounts of capital available for new investments, each client’s investment program, and the then current portfolios of its clients at the time an allocation decision is made. As a result, in certain situations priority or weighted allocations can be expected to occur in respect of certain accounts, including but not limited to situations where clients have differing: (A) portfolio concentrations with respect to geography, asset class, issuer, sector or rating, (B) investment restrictions, (C) tax or regulatory limitations, (D) leverage limitations or volatility targets, (E) ramp up or ramp down scenarios or (F) counterparty relationships. The Subadvisor maintains conflicts of interest policies and procedures containing provisions designed to prevent potential conflicts related to personal trading, allocation, and fees among other potential conflicts of interest. Such potential conflicts and others are disclosed in Subadvisor’s Form ADV Part 2A filing.

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Compensation of Portfolio Managers

The Subadvisor has adopted a system of compensation for portfolio managers and others involved in the investment process that is applied systematically among investment professionals. The Advisor pays the Subadvisor a fee consisting of two components – a base management fee based on the assets under management and an incentive fee based upon pre-incentive fee net investment income attributable to each Share Class, and shall be calculated and accrued on a monthly basis while being determined and payable in arrears as of the end of each fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on a Class’s average beginning monthly net assets for the applicable quarterly payment period, equal to 1.25% per quarter (or an annualized hurdle rate of 5%) subject to a “catch up” feature, as set forth in the Subadvisory Agreement between the Subadvisor and the Advisor. The Subadvisor pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the fund. Such compensation consists of an annual salary and a discretionary year-end bonus for the Subadvisor’s employees.

Other Services

Proxy Voting Policies and Procedures

The fund’s proxy voting policies and procedures (the “fund’s procedures”) delegate to the Subadvisor the responsibility to vote all proxies relating to securities held by the fund in accordance with the Subadvisor’s proxy voting policies and procedures. The Subadvisor has a duty to vote such proxies in the best interests of the fund and its shareholders. Complete descriptions of the fund’s procedures and the proxy voting procedures of the Subadvisor are set forth in Appendix B to this SAI.

It is possible that conflicts of interest could arise for the Subadvisor when voting proxies. Such conflicts could arise, for example, when the Subadvisor or its affiliate has a client or other business relationship with the issuer of the security being voted or with a third party that has an interest in the vote.

In the event that the Subadvisor becomes aware of a material conflict of interest, the fund’s procedures generally require the Subadvisor to follow any conflicts procedures that may be included in the Subadvisor’s proxy voting procedures. The conflict procedures generally will include one or more of the following:

(a)	voting pursuant to the recommendation of a third party voting service;

(b)	voting pursuant to pre-determined voting guidelines; or

(c)	referring voting to a special compliance or oversight committee.

The specific conflicts procedures of the Subadvisor are set forth in the Subadvisor’s proxy voting procedures included in Appendix B. While these conflicts procedures may reduce, they will not necessarily eliminate, any influence on proxy voting of conflicts of interest.

Although the Subadvisor has a duty to vote all proxies on behalf of the fund, it is possible that the Subadvisor may not be able to vote proxies under certain circumstances. For example, it may be impracticable to translate in a timely manner voting materials that are written in a foreign language or to travel to a foreign country when voting in person rather than by proxy is required. In addition, if the voting of proxies for shares of a security prohibits the Subadvisor from trading the shares in the marketplace for a period of time, the Subadvisor may determine that it is not in the best interests of the fund to vote the proxies. The Subadvisor also may choose not to recall securities that have been lent in order to vote proxies for shares of the security since the fund would lose security lending income if the securities were recalled.

Information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available (i) without charge, on jhinvestments.com and (ii) on the SEC’s website at http://www.sec.gov.

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Determination of Net Asset Value

The net asset value per share for each class of Shares of the fund is determined monthly (or more frequently as needed) by dividing the value of total assets for the class of Shares minus liabilities for the class of Shares by the total number of shares outstanding for such class at the date as of which the determination is made. The Class I Shares’ net asset value, plus the Class S Shares’ net asset value, plus the Class D Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class S Share net asset value and the Class D Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time. A “Business Day” with respect to the fund is each day the New York Stock Exchange and the fund are open.

The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. As valuation designee, the Advisor will determine the fair value, in good faith, of securities and other assets held by the fund for which market quotations are not readily available and, among other things, will assess and manage material risks associated with fair value determinations, select, apply and test fair value methodologies, and oversee and evaluate pricing services and other valuation agents used in valuing the fund’s investments. The Advisor is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters. The Advisor carries out its responsibilities as valuation designee through its Pricing Committee.

The fund’s investments will be valued at fair value in a manner consistent with Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment. Determinations of fair value involve subjective judgments and estimates.

If the Pricing Committee determines that reliable market quotations are not readily available, investments are valued at fair value as determined in good faith by the Pricing Committee in accordance with the valuation policies and procedures adopted by the Advisor that have been approved by the Board. Pursuant to these policies and procedures, the Pricing Committee may value portfolio securities and other assets for which market quotations are not readily available utilizing inputs from pricing services, valuation agents or appraisal firms, and other third-party sources.

With respect to certain asset-based lending investments, the Pricing Committee will perform detailed investment valuations, including an analysis of the investment purchase commitments, using both the market and income approaches, as appropriate, and consistent with the Advisor’s valuation policies and procedures. There is no one methodology to estimate investment value and, in fact, for any one investment, value is generally best expressed as a range of values. The Pricing Committee will also engage one or more independent business appraisal firms(s) to conduct independent appraisals of investments to develop the range of values, from which the fund may derive a single estimate of value.

Other portfolio securities are valued by various methods that are generally described below. Equity securities are generally valued at the last sale price or, for certain markets, the official closing price as of the close of the relevant exchange. Securities not traded on a particular day are valued using last available bid prices. A security that is listed or traded on more than one exchange is typically valued at the price on the exchange where the security was acquired or most likely will be sold. In certain instances, the Pricing Committee may determine to value equity securities using prices obtained from another exchange or market if trading on the exchange or market on which prices are typically obtained did not open for trading as scheduled, or if trading closed earlier than scheduled, and trading occurred as normal on another exchange or market. Equity securities traded principally in foreign markets are typically valued using the last sale price or official closing price in the relevant exchange or market, as adjusted by an independent pricing vendor to reflect fair value. On any day a foreign market is closed and the NYSE is open, any foreign securities will typically be valued using the last price or official closing price obtained from the relevant exchange on the prior business day adjusted based on information provided by an independent pricing vendor to reflect fair value. Debt obligations are typically valued based on evaluated prices provided by an independent pricing vendor. The value of

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securities denominated in foreign currencies is converted into U.S. dollars at the exchange rate supplied by an independent pricing vendor. Forward foreign currency contracts are valued at the prevailing forward rates which are based on foreign currency exchange spot rates and forward points supplied by an independent pricing vendor. Exchange-traded options are valued at the mid-price of the last quoted bid and ask prices. Futures contracts whose settlement prices are determined as of the close of the NYSE are typically valued based on the settlement price while other futures contracts are typically valued at the last traded price on the exchange on which they trade. Foreign equity index futures that trade in the electronic trading market subsequent to the close of regular trading may be valued at the last traded price in the electronic trading market as of the close of the NYSE, or may be fair valued based on fair value adjustment factors provided by an independent pricing vendor in order to adjust for events that may occur between the close of foreign exchanges or markets and the close of the NYSE. Swaps and unlisted options are generally valued using evaluated prices obtained from an independent pricing vendor. Shares of other open-end investment companies that are not ETFs (underlying funds) are valued based on the NAVs of such underlying funds.

Pricing vendors may use matrix pricing or valuation models that utilize certain inputs and assumptions to derive values, including transaction data, broker-dealer quotations, credit quality information, general market conditions, news, and other factors and assumptions. The fund may receive different prices when it sells odd-lot positions than it would receive for sales of institutional round lot positions. Pricing vendors generally value securities assuming orderly transactions of institutional round lot sizes, but the fund may hold or transact in such securities in smaller, odd lot sizes.

The Pricing Committee engages in oversight activities with respect to pricing vendors, which includes, among other things, monitoring significant or unusual price fluctuations above predetermined tolerance levels from the prior day, back-testing of pricing vendor prices against actual trades, conducting periodic due diligence meetings and reviews, and periodically reviewing the inputs, assumptions and methodologies used by these vendors. Nevertheless, market quotations, official closing prices, or information furnished by a pricing vendor could be inaccurate, which could lead to a security being valued incorrectly.

The use of fair value pricing has the effect of valuing a security based upon the price the fund might reasonably expect to receive if it sold that security in an orderly transaction between market participants, but does not guarantee that the security can be sold at the fair value price. Further, because of the inherent uncertainty and subjective nature of fair valuation, a fair valuation price may differ significantly from the value that would have been used had a readily available market price for the investment existed and these differences could be material.

Brokerage Allocation

Pursuant to the Subadvisory Agreement, the Subadvisor is responsible for placing all orders for the purchase and sale of portfolio securities of the fund. The Subadvisor has no formula for the distribution of the fund’s brokerage business; rather it places orders for the purchase and sale of securities with the primary objective of obtaining the most favorable overall results for the fund and the Subadvisor’s other clients. The cost of securities transactions for the fund primarily consists of brokerage commissions or dealer or underwriter spreads. Fixed-income securities and money market instruments generally are traded on a net basis and normally do not involve either brokerage commissions or transfer taxes.

Occasionally, securities may be purchased directly from the issuer. For securities traded primarily in the OTC market, the Subadvisor will, where possible, deal directly with dealers who make a market in the securities unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account.

Brokerage Commissions Paid

The aggregate amount of brokerage commissions paid by the fund for the last fiscal period ended October 31, 2022 was $0.

No brokerage commissions paid by the fund during the last fiscal period ended October 31, 2022 was to any broker that: (i) is an affiliated person of the fund; (ii) is an affiliated person of an affiliated person of the fund; or (iii) has an affiliated person that is an affiliated person of the fund, Advisor, Subadvisor, or principal underwriter.

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Approved Trading Counterparties

The Subadvisor maintains and periodically updates a list of approved trading counterparties. Portfolio managers may execute trades only with pre-approved broker-dealer/counterparties. The Subadvisor’s Best Execution Committee reviews and approves all broker-dealers/counterparties.

Selection of Brokers, Dealers, and Counterparties

In placing orders for purchase and sale of securities and selecting trading counterparties (including banks or broker-dealers) to effect these transactions, the Subadvisor seeks prompt execution of orders at the most favorable prices reasonably obtainable. The Subadvisor will consider a number of factors when selecting trading counterparties, including the overall direct net economic result to the fund (including commissions, which may not be the lowest available, but which ordinarily will not be higher than the generally prevailing competitive range), the financial strength, reputation and stability of the counterparty, the efficiency with which the transaction is effected, the ability to effect the transaction when a large block trade is involved, the availability of the counterparty to stand ready to execute possibly difficult transactions in the future, and other matters involved in the receipt of brokerage and research services.

Best Execution

The Subadvisor owes a duty to its clients to seek best execution when executing trades on behalf of clients. “Best execution” generally is understood to mean the most favorable cost or net proceeds reasonably obtainable under the circumstances. However, the SEC has stated that in deciding what constitutes best execution, the determinative factor is not necessarily the lowest possible commission cost, but whether the transaction represents the best qualitative execution. The Subadvisor is not obligated to choose the broker-dealer offering the lowest available commission rate if, in the Subadvisor’s reasonable judgment, there is a material risk that the total cost or proceeds from the transaction might be less favorable than may be obtained elsewhere, or, if a higher commission is justified by the trading provided by the broker-dealer, or if other considerations dictate using a different broker-dealer. Negotiated commission rates generally will reflect overall execution requirements of the transaction without regard to whether the broker may provide other services in addition to execution.

The Subadvisor may pay higher or lower commissions to different brokers that provide different categories of services.

The reasonableness of brokerage commission is evaluated on an ongoing basis and at least semi-annually on a formal basis.

When more than one broker-dealer is believed to be capable of providing the best combination of price and execution with respect to a particular portfolio transaction, the Subadvisor will select a broker-dealer based on factors that include, as applicable, average commission rate charged by each broker, finance rates and related services, the brokers inventory of, and ability to obtain, “ hard to locate” securities, the services provided by the broker other than execution (i.e., research or other services used in the management of client accounts), whether the execution and other services provided by the broker were satisfactory (taking into account such factors as the speed of execution, the certainty of execution, and the ability to handle large orders or orders requiring special handling), reason for using that broker (i.e., research, execution only, etc.), unusual trends (such as higher than usual commission rates or a large volume of business directed to an unknown broker), and potential conflicts of interest. The amount of brokerage allotted to a particular broker-dealer is not made pursuant to any binding agreement or commitment with any selected broker-dealer.

Soft Dollar Considerations

While the Subadvisor generally does not enter into traditional “soft dollar” arrangements, the Subadvisor cannot be certain that it does not “pay-up” for the execution of trades; thus, the fund may be deemed to be paying for research services provided by the broker. Research and related products or services furnished by brokers will be limited to services that constitute research within the meaning of Section 28(e) of the 1934 Act. Accordingly, research and related products or services may include, but are not limited to, written information and analyses concerning specific securities, companies or sectors; market, financial and economic studies and forecasts, as well as discussions with research personnel; financial and industry publications; and statistical and pricing services utilized in the investment management process. The research and related products or services may include both proprietary research created or

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developed by the broker-dealer and research created or developed by a third party. Research services obtained by the use of commissions arising from the fund’s portfolio transactions may not only benefit the fund, but may be used by the Subadvisor in its other investment activities.

When the Subadvisor receives research or other products or services from brokers or dealers to whom it directs trades, it may receive a benefit because it does not have to produce or pay for such research, products, or services. The receipt of research and other “soft-dollar” benefits from broker-dealers may provide an incentive for the Subadvisor to select or recommend a broker-dealer based on its interest in receiving the research or other products or services, rather than on the fund’s interest in receiving the most favorable execution. Using a broker who provides the Subadvisor with research or other “soft-dollar” benefits may cause the fund to pay commissions higher than the commissions charged by broker-dealers who do not so provide.

Previously, the Subadvisor has acquired the following types of research and related products or services from brokers with whom it did business: written information and analyses concerning specific securities, companies or sectors; market, financial and economic studies and forecasts, as well as discussions with research personnel; financial and industry publications; statistical and pricing services, along with software, databases and other technical and telecommunication services utilized in the investment management process.

Trade Aggregation by the Subadvisor

Because investment decisions often affect more than one client, the Subadvisor frequently will attempt to acquire or dispose of the same security for more than one client at the same time. The Subadvisor, to the extent permitted by applicable law, regulations and advisory contracts, may aggregate purchases and sales of securities on behalf of its various clients for which it has discretion, provided that in the Subadvisor’s opinion, all client accounts are treated equitably and fairly and that block trading will result in a more favorable overall execution. Trades will not be combined when a client has directed transactions to a particular broker-dealer or when the Subadvisor determines that combined orders would not be efficient or practical.

When appropriate, the Subadvisor will allocate such block orders at the average price obtained or according to a system that the Subadvisor considers to be fair to all clients over time. Generally speaking, the Subadvisor shall exercise best efforts to allocate such opportunity pro rata based upon the total notional capital of each client account devoted to such security, sector or strategy.

Affiliated Underwriting Transactions by the Subadvisor

The Board has approved procedures in conformity with Rule 10f-3 under the 1940 Act whereby the fund may purchase securities that are offered in underwritings in which an affiliate of the Advisor or a Subadvisor participates. These procedures prohibit the fund from directly or indirectly benefiting an Advisor or Subadvisor affiliate in connection with such underwritings. In addition, for underwritings where an Advisor or Subadvisor affiliate participates as a principal underwriter, certain restrictions may apply that could, among other things, limit the amount of securities that the fund could purchase.

ERISA and Other Considerations

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (each, an IRA) and 401(k) Plans (collectively, “ERISA Plans”) may purchase Shares. Because the fund is an investment company registered under the 1940 Act, the underlying assets of the fund will not be considered to be “plan assets” of an ERISA Plan investing in the fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Advisor will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the fund.

Additional Information Concerning Taxes

The following discussion of U.S. federal income tax matters is based on the advice of K&L Gates LLP, counsel to the

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fund. The fund intends to elect to be treated and to qualify each year as a regulated investment company (“RIC”) under the Code.

To qualify as a RIC for income tax purposes, the fund must derive at least 90% of its annual gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities and currencies, and net income derived from an interest in a qualified publicly traded partnership. A “qualified publicly traded partnership” is a publicly traded partnership that meets certain requirements with respect to the nature of its income. To qualify as a RIC, the fund must also satisfy certain requirements with respect to the diversification of its assets. The fund must have, at the close of each quarter of the taxable year, at least 50% of the value of its total assets represented by cash, cash items, U.S. government securities, securities of other regulated investment companies, and other securities that, in respect of any one issuer, do not represent more than 5% of the value of the assets of the fund nor more than 10% of the voting securities of that issuer. In addition, at those times not more than 25% of the market value (or fair value if market quotations are unavailable) of the fund’s assets can be invested in securities (other than United States government securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers, which the fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships. If the fund fails to meet the annual gross income test described above, the fund will nevertheless be considered to have satisfied the test if (i) (a) such failure is due to reasonable cause and not due to willful neglect and (b) the fund reports the failure, and (ii) the fund pays an excise tax equal to the excess non-qualifying income. If the fund fails to meet the asset diversification test described above with respect to any quarter, the fund will nevertheless be considered to have satisfied the requirements for such quarter if the fund cures such failure within 6 months and either (i) such failure is de minimis or (ii) (a) such failure is due to reasonable cause and not due to willful neglect and (b) the fund reports the failure and pays an excise tax.

As a RIC, the fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deductions for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders; provided that it distributes at least the sum of 90% of its investment company taxable income and 90% of its net tax-exempt interest income for such taxable year. The fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt interest income and net capital gain. In order to avoid incurring a nondeductible 4% U.S. federal excise tax obligation, the Code requires that the fund distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized net long-term capital gain over its realized net short-term capital loss), generally computed on the basis of the one-year period ending on December 31 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the fund paid no U.S. federal income tax. Under current law, provided that the fund qualifies as a RIC for U.S. federal income tax purposes, the fund should not be liable for any income, corporate excise or franchise tax in the Commonwealth of Massachusetts.

If the fund does not qualify as a RIC or fails to satisfy the 90% distribution requirement for any taxable year, subject to the opportunity to cure such failures under applicable provisions of the Code as described above, the fund’s taxable income will be subject to corporate income taxes, and distributions from earnings and profits, including distributions of net capital gain (if any), will generally constitute ordinary dividend income for U.S. federal income tax purposes. To the extent so designated by the fund, such distributions generally would be eligible (i) to be treated as qualified dividend income in the case of individual and other noncorporate shareholders and (ii) for the dividends received deduction (“DRD”) in the case of corporate shareholders. In addition, in order to requalify for taxation as a RIC, the fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

For U.S. federal income tax purposes, distributions paid out of the fund’s current or accumulated earnings and profits will, except in the case of distributions of qualified dividend income and capital gain dividends described below, be taxable as ordinary dividend income. Certain income distributions paid by the fund (whether paid in cash or reinvested in additional fund shares) to individual taxpayers that are attributable to the fund’s qualified dividend income and capital gain are taxed at rates applicable to net long-term capital gains (maximum rates of 20% 15%, or 0% for individuals depending on the amount of their taxable income for the year). This tax treatment applies only if certain

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holding period requirements and other requirements are satisfied by the shareholder and the dividends are attributable to qualified dividend income received by the fund itself. For this purpose, “qualified dividend income” means dividends received by the fund from United States corporations and “qualified foreign corporations,” provided that the fund satisfies certain holding period and other requirements in respect of the stock of such corporations. Only a small portion, if any of the distributions from the fund may consist of income eligible to be treated as qualified dividend income. An additional 3.8% Medicare tax will also apply in the case of some individuals.

Shareholders receiving any distribution from the fund in the form of additional shares pursuant to the dividend reinvestment plan will be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date.

Distributions of net capital gain, if any, reported as capital gains dividends are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held fund shares. A distribution of an amount in excess of the fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions of gains from the sale of investments that the fund owned for one year or less will be taxable as ordinary income.

The fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the fund on the gain and (iii) increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

Selling shareholders generally will recognize gain or loss in an amount equal to the difference between the shareholder’s adjusted tax basis in the shares sold and the sale proceeds. If the shares are held as a capital asset, the gain or loss will be a capital gain or loss. The current maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less, or (ii) for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain distributions) (20%, 15%, or 0% for individuals depending on the amount of their taxable income for the year). An additional 3.8% Medicare tax will also apply in the case of some individuals.

Any loss realized upon the sale or exchange of fund shares with a holding period of six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received (or amounts designated as undistributed capital gains) with respect to such shares. In addition, all or a portion of a loss realized on a sale or other disposition of fund shares may be disallowed under “wash sale” rules to the extent the shareholder acquires other shares of the fund (whether through the reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Common Shares. Any disallowed loss will result in an adjustment to the shareholder’s tax basis in some or all of the other shares acquired.

Sales charges paid upon a purchase of shares cannot be taken into account for purposes of determining gain or loss on a sale of the shares before the 91st day after their purchase to the extent a sales charge is reduced or eliminated in a subsequent acquisition of shares of the fund (or of another fund), during the period beginning on the date of such sale and ending on January 31 of the calendar year following the calendar year in which such sale was made, pursuant to the reinvestment or any exchange privilege. Any disregarded amounts will result in an adjustment to the shareholder’s tax basis in some or all of any other shares acquired.

For federal income tax purposes, the fund is permitted to carry forward a net capital loss incurred in any year to offset net capital gains, if any, in any subsequent year until such loss carry forwards have been fully used. Capital losses carried forward will retain their character as either short-term or long-term capital losses. The fund’s ability to utilize capital losses in a given year or in total may be limited. To the extent subsequent net capital gains are offset by such losses, they would not result in federal income tax liability to the fund and would not be distributed as such to shareholders.

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Below are the capital loss carryforwards available to the fund as of October 31, 2022 to the extent provided by regulations, to offset future net realized capital gains:

Fund	Short-term Losses	Long-term Losses	Total
John Hancock Asset-Based Lending Fund	$59,380	$0	$59,380

Certain net investment income received by an individual having adjusted gross income in excess of $200,000 (or $250,000 for married individuals filing jointly) will be subject to a tax of 3.8%. Undistributed net investment income of trusts and estates in excess of a specified amount will also be subject to this tax. Dividends and capital gains distributed by the fund, and gain realized on redemption of fund shares, will constitute investment income of the type subject to this tax.

Only a small portion, if any, of the distributions from the Fund may qualify for the dividends-received deduction for corporations, subject to the limitations applicable under the Code. The qualifying portion is limited to properly designated distributions attributed to dividend income (if any) the fund receives from certain stock in U.S. domestic corporations and the deduction is subject to holding period requirements and debt-financing limitations under the Code.

If the fund should have dividend income that qualifies for the reduced tax rate applicable to qualified dividend income, the maximum amount allowable will be designated by the fund. This amount will be reflected on Form 1099-DIV for the current calendar year.

Dividends and distributions on the fund’s shares generally are subject to U.S. federal income tax as described herein to the extent they do not exceed the fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the fund’s net asset value also reflects unrealized losses. Certain distributions declared in October, November or December to shareholders of record of such month and paid in the following January will be taxed to shareholders as if received on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the fund may be “spilled back” and treated as paid by the fund (except for purposes of the non-deductible 4% U.S. federal excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The fund (or its administrative agent) reports to the IRS and furnish to shareholders the cost basis information and holding period for the fund’s shares purchased on or after January 1, 2012, and repurchased by the fund on or after that date. The fund will permit shareholders to elect from among several permitted cost basis methods. In the absence of an election, the fund will use a default cost basis method. The cost basis method a shareholder elects may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

The benefits of the reduced tax rates applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual shareholders.

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisor to determine the suitability of shares of the fund as an investment through such plans.

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The fund may invest in debt obligations that are in the lowest rating categories or are unrated, including debt obligations of issuers not currently paying interest or who are in default. Investments in debt obligations that are at risk of or in default present special tax issues for the fund. Tax rules are not entirely clear about issues such as when the fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities and how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by the fund if it acquires such obligations in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and to seek to avoid becoming subject to federal income or excise tax.

The fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market or constructive sale rules applicable to certain options, futures, forwards, short sales or other transactions also may require the fund to recognize income or gain without a concurrent receipt of cash. Additionally, some countries restrict repatriation, which may make it difficult or impossible for the fund to obtain cash corresponding to its earnings or assets in those countries. However, the fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or borrow cash, to satisfy these distribution requirements.

The fund may recognize gain (but not loss) from a constructive sale of certain “appreciated financial positions” if the fund enters into a short sale, offsetting notional principal contract, or forward contract transaction with respect to the appreciated position or substantially identical property. Appreciated financial positions subject to this constructive sale treatment include interests (including options and forward contracts and short sales) in stock and certain other instruments. Constructive sale treatment does not apply if the transaction is closed out not later than thirty days after the end of the taxable year in which the transaction was initiated, and the underlying appreciated securities position is held unhedged for at least the next sixty days after the hedging transaction is closed.

Gain or loss from a short sale of property generally is considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the fund’s hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the fund for more than one year. In addition, entering into a short sale may result in suspension of the holding period of “substantially identical property” held by the fund.

Gain or loss on a short sale generally will not be realized until such time as the short sale is closed. However, as described above in the discussion of constructive sales, if the fund holds a short sale position with respect to securities that have appreciated in value, and it then acquires property that is the same as or substantially identical to the property sold short, the fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the fund holds an appreciated financial position with respect to securities and then enters into a short sale with respect to the same or substantially identical property, the fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

The fund’s transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the fund and may defer fund losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a RIC and the distribution requirement for avoiding excise taxes. The fund will monitor its transactions, will

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make the appropriate tax elections and will make the appropriate entries in its books and records when it acquires any futures contract, option or hedged investment in order to mitigate the effect of these rules and prevent disqualification of the fund from being taxed as a RIC.

For the fund’s options and futures contracts that qualify as “section 1256 contracts,” Code Section 1256 generally will require any gain or loss arising from the lapse, closing out or exercise of such positions to be treated as 60% long-term and 40% short-term capital gain or loss. In addition, the fund generally will be required to “mark to market” (i.e., treat as sold for fair market value) each outstanding “section 1256 contract” position at the close of each taxable year (and on December 31 of each year for excise tax purposes). If a “section 1256 contract” held by the fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the “mark to market” rules. The fund’s options that do not qualify as “section 1256 contracts” under the Code generally will be treated as equity options governed by Code Section 1234. Pursuant to Code Section 1234, if a written option expires unexercised, the premium received is short-term capital gain to the fund. If the fund enters into a closing transaction, the difference between the premium received for writing the option, and the amount paid to close out its position generally is short-term capital gain or loss. If a call option written by the fund that is not a “section 1256 contract” is cash settled, any resulting gain or loss will be short-term.

The Code contains special rules that apply to “straddles,” defined generally as the holding of “offsetting positions with respect to personal property.” For example, the straddle rules normally apply when a taxpayer holds stock and an offsetting option with respect to such stock or substantially identical stock or securities. In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. If two or more positions constitute a straddle, recognition of a realized loss from one position generally must be deferred to the extent of unrecognized gain in an offsetting position. In addition, long-term capital gain may be recharacterized as short-term capital gain, or short-term capital loss as long-term capital loss. Interest and other carrying charges allocable to personal property that is part of a straddle are not currently deductible but must instead be capitalized. Similarly, “wash sale” rules apply to prevent the recognition of loss by the fund from the disposition of stock or securities at a loss in a case in which identical or substantially identical stock or securities (or an option to acquire such property) is or has been acquired within a prescribed period.

The Code allows a taxpayer to elect to offset gain and loss from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are “section 1256 contracts.” The fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily “marking to market” of all open positions in the account and a daily netting of gain and loss from all positions in the account. At the end of a taxable year, the annual net gain or loss from the mixed straddle account are recognized for tax purposes. The net capital gain or loss is treated as 60% long-term and 40% short-term capital gain or loss if attributable to the “section 1256 contract” positions, or all short-term capital gain or loss if attributable to the non-section 1256 contract positions.

Further, certain of the fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) convert dividends that would otherwise constitute qualified dividend income into short-term capital gain or ordinary income taxed at the higher rate applicable to ordinary income, (ii) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert long-term capital gain into short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause the fund to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions, and (ix) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. While it may not always be successful in doing so, the fund will seek to avoid or minimize any adverse tax consequences of its investment practices.

Dividends and interest received, and gains realized, by the fund on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions (collectively “foreign taxes”) that would reduce the return on its securities. Tax conventions between certain countries and the United States, however, may reduce or eliminate foreign taxes, and many foreign countries do not impose taxes on capital gains in

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respect of investments by U.S. investors. Depending on the number of foreign shareholders in the fund, however, such reduced foreign withholding tax rates may not be available for investments in certain jurisdictions.

The fund may invest in the stock of “passive foreign investment companies” (“PFICs”). A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (1) at least 75% of its gross income is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, the fund will be subject to U.S. federal income tax on a portion of any “excess distribution” received on the stock of a PFIC or of any gain from disposition of that stock (collectively “PFIC income”), plus interest thereon, even if the fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the fund’s investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders.

If the fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” (“QEF”), then in lieu of the foregoing tax and interest obligation, the fund will be required to include in income each year its pro rata share of the QEF’s annual ordinary earnings and net capital gain—which it may have to distribute to satisfy the distribution requirement and avoid imposition of the excise tax—even if the QEF does not distribute those earnings and gain to the fund. In most instances it will be very difficult, if not impossible, to make this election because of certain of its requirements.

The fund may elect to “mark-to-market” its stock in any PFIC. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of a PFIC’s stock over the fund’s adjusted basis therein as of the end of that year. Pursuant to the election, the fund also would be allowed to deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains (reduced by any prior deductions) with respect to that stock included by the fund for prior taxable years under the election. The fund’s adjusted basis in each PFIC’s stock with respect to which it has made this election will be adjusted to reflect the amounts of income included and deductions taken thereunder. The reduced rates for “qualified dividend income” are not applicable to (i) dividends paid by a foreign corporation that is a PFIC, (ii) income inclusions from a QEF election with respect to a PFIC, and (iii) ordinary income from a “mark-to-market” election with respect to a PFIC.

The fund may invest a portion of its assets in one or more subsidiaries organized outside of the United States (each, a “Non-US Subsidiary”). A foreign corporation, such as a Non-US Subsidiary, generally is not subject to federal income tax unless it is engaged in the conduct of a trade or business in the United States. Many of a Non-US Subsidiary’s investments will be outside of the United States. With respect to its investments in the United States, a Non-US Subsidiary intends to operate in a manner that is expected to meet the requirements of a safe harbor under section 864(b)(2) of the Code, under which it may trade in stocks or securities or certain commodities for its own account without being deemed to be engaged in a U.S. trade or business. If, however, certain of a Non-US Subsidiary’s activities did not meet those safe harbor requirements, it might be considered as engaging in such a trade or business. Even if a Non-US Subsidiary is not so engaged, it may be subject to a withholding tax at a rate of 30% on some portion of its U.S.-source gross income that is not effectively connected with the conduct of a U.S. trade or business.

A Non-US Subsidiary will be treated as a controlled foreign corporation (a “CFC”), and the fund will be a “United States shareholder” thereof. As a result, the fund will be required to include in its gross income each taxable year all of a Non-US Subsidiary’s “subpart F income” and its “GILTI” income. It is expected that much of each Non-US Subsidiary’s income will be “subpart F income.” If a Non-US Subsidiary realizes a net loss, that loss generally will not be available to offset the fund’s income. The fund’s inclusion of a Non-US Subsidiary’s ‘subpart F income’ in its gross income will increase the fund’s tax basis in its shares of the Non-US Subsidiary. Distributions by the Subsidiary to the fund will not be taxable to the extent of its previously undistributed “subpart F income” and will reduce the fund’s tax basis in those shares. A Non-U.S. Subsidiary may be subject to foreign withholding taxes or income taxes on its income or gains.

Although income from certain asset based investments held by a Non-US Subsidiary would not be qualifying income if received directly by the fund, the Code provides that a RIC’s “subpart F income” inclusions will be treated as qualifying income if the CFC distributes such income to the RIC during the year of inclusion. Further, the IRS has issued Regulations providing that the annual net profit, if any, realized by a Non-US Subsidiary in which the fund invests as part of its business of investing in stock or securities and included in the fund’s income under the subpart F

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rules will constitute “qualifying income” for purposes of remaining qualified as a RIC whether or not the included income is distributed by a Non-US Subsidiary to the fund.

For U.S. federal income tax purposes, a Non-US Subsidiary is treated as a corporation. A Non-US Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“effectively connected income”). In addition, a Non-US Subsidiary would be subject to a 30% U.S. branch profits tax in respect of its “dividend equivalent amount,” as defined in Section 884 of the Code, attributable to effectively connected income. The fund expects that, in general, the activities of each Non-US Subsidiary will be conducted in a manner such that the Non-US Subsidiary will not be treated as engaged in the conduct of a U.S. trade or business. There can be no assurance, however, that a Non-US Subsidiary will not recognize any effectively connected income. The imposition of U.S. federal tax on a Non-US Subsidiary’s effectively connected income could significantly reduce the fund’s returns.

The federal income tax treatment of the fund’s income from a Non-US Subsidiary also may be adversely affected by future legislation, Regulations, and/or other guidance that could affect the character, timing of recognition, and/or amount of the fund’s taxable income and/or net capital gains and, therefore, the distributions it makes.

Income from certain asset based investments will not be qualifying income if received by the fund and, in some cases, income from those investments also would result in ‘effectively connected income” if received by a Non-US Subsidiary. For that reason, certain investments may be held by the fund indirectly through one or more subsidiaries organized in the United States (each, a “Domestic Subsidiary”). A Domestic Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income and gains, as well as any applicable state income tax. Dividends paid by a Domestic Subsidiary to the fund would be qualifying income for the fund.

The RIC diversification requirements provide that not more than 25% of the value of the fund’s total assets can be invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the fund controls and that are engaged in the same, similar or related trades or businesses. As a result, the fund’s total investment in certain Non-US Subsidiaries and Domestic Subsidiaries that are engaged in the same, similar or related trades or business is limited to no more than 25% of the value of the fund’s total assets.

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the fund actually collects such income or receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rate between the acquisition and disposition dates, also are treated as ordinary income or loss.

If a shareholder realizes a loss on disposition of the fund’s shares of $2 million or more in any single taxable year (or $4 million or more in any combination of taxable years in which the transaction is entered into and the five succeeding taxable years) for an individual shareholder, corporation or Trust or $10 million or more in any single taxable year (or $20 million or more in any combination of taxable years in which the transaction is entered into and the five succeeding taxable years) for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Amounts paid by the fund to individuals and certain other shareholders who have not provided the fund with their correct taxpayer identification number (“TIN”) and certain certifications required by the IRS as well as shareholders with respect to whom the fund has received certain information from the IRS or a broker may be subject to “backup” withholding of U.S. federal income tax arising from the fund’s taxable dividends and other distributions as well as the gross proceeds of sales of shares, at a rate of 24%. An individual’s TIN generally is his or her social security number. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any;

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provided that the required information is furnished to the IRS.

Distributions will not be subject to backup withholding to the extent they are subject to the withholding tax on foreign persons described in the next paragraph.

Dividend distributions are in general subject to a U.S. withholding tax of 30% when paid to a nonresident alien individual, foreign estate or trust, a foreign corporation, or a foreign partnership (“foreign shareholder”). Persons who are resident in a country, such as the U.K., that has an income tax treaty with the U.S. may be eligible for a reduced withholding rate (upon filing of appropriate forms), and are urged to consult their tax advisors regarding the applicability and effect of such a treaty. Distributions of capital gain dividends paid by the fund to a foreign shareholder, and any gain realized upon the sale of fund shares by such a shareholder, will ordinarily not be subject to U.S. taxation, unless the recipient or seller is a nonresident alien individual who is present in the United States for more than 182 days during the taxable year. Such distributions and sale proceeds may be subject, however, to backup withholding, unless the foreign investor certifies his non-U.S. residency status. Also, foreign shareholders with respect to whom income from the fund is “effectively connected” with a U.S. trade or business carried on by such shareholder will in general be subject to U.S. federal income tax on a net basis on the income derived from the fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares, and, in the case of a foreign corporation, also may be subject to a branch profits tax. Properly-designated dividends are generally exempt from U.S. federal withholding tax where they are (i) “interest-related dividends” paid in respect of the fund’s “qualified net interest income” (generally, the fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) “short-term capital gain dividends” paid in respect of the fund’s “qualified short-term gains” (generally, the excess of the fund’s net short-term capital gain over the fund’s long-term capital loss for such taxable year). Depending on its circumstances, the fund may designate all, some or none of its potentially eligible dividends as such interest-related dividends or as short-term capital gain dividends and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. The fund’s capital gain distributions are also exempt from such withholding. Foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results, and are urged to consult their tax advisors.

The Foreign Account Tax Compliance Act (FATCA), imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (even if the interest is otherwise exempt from the withholding rules described above), dividends and other fixed or determinable annual or periodical income (“Withholdable Payments”), if paid to a foreign financial institution, unless such institution registers with the IRS and enters into an agreement with the IRS or a governmental authority in its own jurisdiction to collect and provide substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. These withholding and reporting requirements generally apply to income payments made after June 30, 2014. A withholding tax that would apply to the gross proceeds from the disposition of certain investment property and that was scheduled to go into effect in 2019 would be eliminated by proposed regulations (having an immediate effect while pending). Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the fund.

The foregoing briefly summarizes some of the important U.S. federal income tax consequences to Common Shareholders of investing in Common Shares, reflects U.S. federal tax law as of the date of this SAI, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors. Unless otherwise noted, this discussion assumes that an investor is a United States person and holds Common Shares as a capital asset. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations by the courts or the IRS retroactively or prospectively. Investors should consult their tax advisors regarding other U.S. federal, state or local tax considerations that may be applicable to their particular circumstances, as well as any proposed tax law changes.

47

Other Information

The fund is an organization of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders of such a trust may, in certain circumstances, be held personally liable as partners for the obligations of the trust. The Declaration of Trust contains an express disclaimer of shareholder liability in connection with fund property or the acts, obligations or affairs of the fund. The Declaration of Trust also provides for indemnification out of fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by sole reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself is unable to meet its obligations. The fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the fund is remote.

The Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the fund or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office. Voting rights are not cumulative with respect to the election of Trustees, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees.

The foregoing description of the Declaration of Trust and By-Laws are qualified in their entirety by the full text of the Declaration of Trust and By-Laws, each effective as of September 27, 2021, which is available by writing to the Secretary of the fund at 200 Berkeley Street, Boston, Massachusetts 02116, and are available on the SEC’s website. The Declaration of Trust also is available on the Secretary of the Commonwealth of Massachusetts’ website.

Custodian and Transfer Agent

State Street Bank and Trust Company (“State Street”) located at One Lincoln Street, Boston, Massachusetts 02111, currently acts as custodian, transfer agent and dividend paying agent with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.

Independent Registered Public Accounting Firm

Ernst & Young LLP is the independent registered public accounting firm for the fund, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

Financial Statements

The financial statements of the fund for the fiscal period ended October 31, 2022 including the related financial highlights that appear in the Prospectus have been audited by Ernst & Young LLP independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein by reference from the fund’s most recent Annual Report to Shareholders filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR pursuant to Rule 30b2-1 under the 1940 Act.

48

John Hancock Asset-Based Lending Fund

Statement of Additional Information

March 1, 2023

Investment Advisor

John Hancock Investment Management LLC

200 Berkeley Street

Boston, Massachusetts 02116

1-800-225-6020

Subadvisor

Marathon Asset Management LP

One Bryant Park

New York, New York 10036.

Custodian and Transfer Agent

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

Independent Registered Public Accounting Firm

Ernst & Young LLP

200 Clarendon Street

Boston, MA 02116

49

APPENDIX A

DESCRIPTION OF BOND RATINGS

DESCRIPTIONS OF CREDIT RATING SYMBOLS AND DEFINITIONS

The ratings of Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings, Fitch Ratings (“Fitch”), Kroll Bond Rating Agency (“KBRA”) and DBRS Morningstar represent their respective opinions as of the date they are expressed and not statements of fact as to the quality of various long-term and short-term debt instruments they undertake to rate. It should be emphasized that ratings are general and are not absolute standards of quality. Consequently, debt instruments with the same maturity, coupon and rating may have different yields while debt instruments of the same maturity and coupon with different ratings may have the same yield.

Ratings do not constitute recommendations to buy, sell, or hold any security, nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

IN GENERAL

Moody’s. Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by Moody’s, is derived directly from Moody’s electronic publication of “Ratings Symbols and Definitions” which is available at: https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_79004.

S&P Global Ratings. An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue ratings are an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by S&P Global Ratings, is derived directly from S&P Global Ratings’ electronic publication of “S&P’s Global Ratings Definitions,” which is available at: https://www.standardandpoors.com/en_US/web/guest/article/-/view/sourceId/504352.

Fitch. Fitch’s opinions are forward looking and include Fitch’s views of future performance. In many cases, these views on future performance may include forecasts, which may in turn (i) be informed by non-disclosable management projections, (ii) be based on a trend (sector or wider economic cycle) at a certain stage in the cycle, or (iii) be based on historical performance. As a result, while ratings may include cyclical considerations and attempt to assess the likelihood of repayment at “ultimate/final maturity,” material changes in economic conditions and expectations (for a particular issuer) may result in a rating change.

The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade). The terms investment grade and speculative grade are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment grade categories indicate relatively low to moderate credit risk, while

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ratings in the speculative categories either signal a higher level of credit risk or that a default has already occurred. For the convenience of investors, Fitch may also include issues relating to a rated issuer that are not and have not been rated on its web page. Such issues are also denoted as ‘NR’.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by Fitch, is derived directly from Fitch’s electronic publication of “Definitions of Ratings and Other Forms of Opinion” which is available at: https://www.fitchratings.com/research/structured-finance/rating-definitions-21-03-2022.

GENERAL PURPOSE RATINGS

LONG-TERM ISSUE RATINGS

MOODY’S GLOBAL LONG-TERM RATING SCALE

Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Addition of a Modifier 1, 2 or 3: Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment.

Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

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S&P GLOBAL RATINGS LONG-TERM ISSUE CREDIT RATINGS

Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC and C: Obligations rated ‘BB’, ‘B’, ‘CCC’ ‘CC’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C: An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D: An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Note: Addition of a Plus (+) or minus (-) sign: The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

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Dual Ratings – Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U. S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

FITCH CORPORATE FINANCE OBLIGATIONS – LONG-TERM RATING SCALES

Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment. This notably applies to covered bond ratings, which incorporate both an indication of the probability of default and of the recovery given a default of this debt instrument.

AAA: Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B: Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC: Substantial credit risk. “CCC” ratings indicate that substantial credit risk is present.

CC: Very high levels of credit risk. “CC” ratings indicate very high levels of credit risk.

C: Exceptionally high levels of credit risk. “C” indicates exceptionally high levels of credit risk.

Corporate finance defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings but are instead rated in the ‘CCC’ to ‘C’ rating categories, depending on their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Note: Addition of a Plus (+) or minus (-) sign: Within rating categories, Fitch may use modifiers. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. For example, the rating category ‘AA’ has three notch-specific rating levels (‘AA+’; ‘AA’; ‘AA-’; each a rating level). Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category. For the short-term rating category of ‘F1’, a ‘+’ may be appended. For Viability Ratings, the modifiers ‘+’ or ‘-’ may be appended to a rating to denote relative status within categories from ‘aa’ to ‘ccc’.

CORPORATE AND TAX-EXEMPT COMMERCIAL PAPER RATINGS

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SHORT-TERM ISSUE RATINGS

MOODY’S GLOBAL SHORT-TERM RATING SCALE

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist. (Note: Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation).

 S&P’S SHORT-TERM ISSUE CREDIT RATINGS

S&P Global Ratings’ short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium term notes are assigned long-term ratings. Ratings are graded into several categories, ranging from ‘A’ for the highest-quality obligations to ‘D’ for the lowest. These categories are as follows:

A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-5

A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D: A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Dual Ratings - Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

FITCH’S SHORT-TERM ISSUER OR OBLIGATION RATINGS

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added (“+”) to denote any exceptionally strong credit feature.

F2: Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High short-term default risk. Default is a real possibility.

RD: Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

TAX-EXEMPT NOTE RATINGS

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MOODY’S U.S. MUNICIPAL SHORT-TERM DEBT RATINGS

While the global short-term ‘prime’ rating scale is applied to US municipal tax-exempt commercial A-8 paper, these programs are typically backed by external letters of credit or liquidity facilities and their short-term prime ratings usually map to the long-term rating of the enhancing bank or financial institution and not to the municipality’s rating. Other short-term municipal obligations, which generally have different funding sources for repayment, are rated using two additional short-term rating scales (i.e., the MIG and VMIG scale discussed below).

The Municipal Investment Grade (MIG) scale is used to rate US municipal bond anticipation notes of up to five years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels—MIG 1 through MIG 3—while speculative grade short-term obligations are designated SG.

MIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2: This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3: This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Variable Municipal Investment Grade (VMIG) ratings of demand obligations with unconditional liquidity support are mapped from the short-term debt rating (or counterparty assessment) of the support provider, or the underlying obligor in the absence of third party liquidity support, with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime. For example, the VMIG rating for an industrial revenue bond with Company XYZ as the underlying obligor would normally have the same numerical modifier as Company XYZ’s prime rating. Transitions of VMIG ratings of demand obligations with conditional liquidity support, as shown in the diagram below, differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2: This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3: This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG: This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

* For VRDBs supported with conditional liquidity support, short-term ratings transition down at higher long-term ratings to reflect the risk of termination of liquidity support as a result of a downgrade below investment grade. VMIG ratings of VRDBs with unconditional liquidity support reflect the short-term debt rating (or counterparty assessment)

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of the liquidity support provider with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime.

For more complete discussion of these rating transitions, please see Annex B of Moody’s Methodology titled Variable Rate Instruments Supported by Conditional Liquidity Facilities.

S&P’S GLOBAL RATINGS’ MUNICIPAL SHORT-TERM NOTE RATINGS

MUNICIPAL SHORT-TERM NOTE RATINGS

An S&P Global Ratings municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

■	Amortization schedule – the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

■	Source of payment – the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3: Speculative capacity to pay principal and interest.

D: ‘D’ is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

FITCH PUBLIC FINANCE RATINGS

See FITCH SHORT-TERM ISSUER OR OBLIGATIONS RATINGS above.

KROLL - LONG-TERM CREDI RATINGS

Kroll Bond Rating Agency (“KBRA”) assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA’s ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends an (sf) indicator to ratings assigned to structured obligations. These definitions should be used in conjunction with KBRA’s rating methodologies.

AAA	Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.
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AA	Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.
A	Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.
BBB	Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stressed environments.
BB	Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.
B	Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.
CCC	Determined to be at substantial risk of loss due to credit-related events, near default, or in default with high recovery expectations.
CC	Determined to be near default or in default with average recovery expectations.
C	Determined to be near default or in default with low recovery expectations.
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KBRA defines default as occurring if:

1.   There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered.

2.   The rated entity files for protection from creditors, is placed into receivership, or is closed by regulators such that a missed payment is likely to result.

3.   The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append - or + modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

DBRS MORNINGSTAR

DBRS Morningstar has several rating scales related to credit ratings which are described on DBRS Morningstar’s website: dbrsmorningstar.com/understanding-ratings

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APPENDIX B

PROXY VOTING POLICIES

JOHN HANCOCK ASSET-BASED LENDING FUND
PROXY VOTING POLICIES AND PROCEDURES

Overview

The Fund is required to disclose its proxy voting policies and procedures in its registration statement and, pursuant to Rule 30b1-4 under the 1940 Act, file annually with the Securities and Exchange Commission and make available to shareholders its actual proxy voting record.

Investment Company Act

An investment company is required to disclose in its SAI either (a) a summary of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities or (b) a copy of its proxy voting policies.

The Fund is also required by Rule 30b1-4 of the Investment Company Act of 1940 to file Form N-PX annually with the SEC, which contains a record of how the Fund voted proxies relating to portfolio securities. For each matter relating to a portfolio security considered at any shareholder meeting, Form N-PX is required to include, among other information, the name of the issuer of the security, a brief identification of the matter voted on, whether and how the Fund cast its vote, and whether such vote was for or against management. In addition, the Fund is required to disclose in its SAI and its annual and semi-annual reports to shareholders that such voting record may be obtained by shareholders, either by calling a toll-free number or through the Fund’s website, at the Fund’s option.

Advisers Act

Under Advisers Act Rule 206(4)-6, investment advisers are required to adopt proxy voting policies and procedures, and investment companies typically rely on the policies of their advisers or sub-advisers.

Policy

The Majority of the Independent Board of Trustees (the “Board”) of the Fund, has adopted these proxy voting policies and procedures (the “Fund Proxy Policy”).

It is the Adviser’s policy to comply with Rule 206(4)-6 of the Advisers Act and Rule 30b1-4 of the 1940 Act as described above. In general, the Adviser defers proxy voting decisions to the Sub-adviser. It is the policy of the Fund to delegate the responsibility for voting proxies to the Adviser or, if the Fund’s Adviser has delegated portfolio management responsibilities to the Sub-adviser, to the Sub-adviser(s), subject to the Board’s continued oversight. The Sub-adviser shall vote all proxies relating to securities held by the Fund and in that connection, and subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures adopted by the Sub-adviser in conformance with Rule 206(4)-6 under the Advisers Act.

If an instance occurs where a conflict of interest arises between the shareholders and the Sub-adviser, however, the Adviser retains the right to influence and/or direct the conflicting proxy voting decisions in the best interest of shareholders.

Delegation of Proxy Voting Responsibilities

It is the policy of the Fund to delegate the responsibility for voting proxies relating to portfolio securities held by the Fund to the Adviser or, if the Adviser has delegated portfolio management responsibilities to the Sub-adviser, to the Sub-adviser(s), subject to the Board’s continued oversight. The Sub-adviser shall vote all proxies relating to securities held by the Fund and in that connection, and subject to any further policies and procedures

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contained herein, shall use proxy voting policies and procedures adopted by the Sub-adviser in conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Except as noted below under Material Conflicts of Interest, the Fund Proxy Policy shall incorporate that adopted by the Sub-adviser with respect to voting proxies held by its clients (the “Sub-adviser Proxy Policy”). The Sub-adviser Policy, as it may be amended from time to time, is hereby incorporated by reference into the Fund Proxy Policy. The Sub-adviser is directed to comply with these policies and procedures in voting proxies relating to portfolio securities held by the Fund, subject to oversight by the Adviser and by the Board. The Adviser retains the responsibility, and is directed, to oversee the Sub-adviser’s compliance with these policies and procedures, and to adopt and implement such additional policies and procedures as it deems necessary or appropriate to discharge its oversight responsibility. Additionally, the Fund’s Chief Compliance Officer (“CCO”) shall conduct such monitoring and supervisory activities as the CCO or the Board deems necessary or appropriate in order to appropriately discharge the CCO’s role in overseeing the Sub-adviser’s compliance with these policies and procedures.

The delegation by the Board of the authority to vote proxies relating to portfolio securities of the Fund is entirely voluntary and may be revoked by the Board, in whole or in part, at any time.

Material Conflicts of Interest

If (1) the Sub-adviser becomes aware that a vote presents a material conflict between the interests of (a) shareholders of the Fund; and (b) the Fund’s Adviser, Sub-adviser, principal underwriter, or any of their affiliated persons, and (2) the Sub-adviser does not propose to vote on the particular issue in the manner prescribed by its Sub-adviser Proxy Policy or the material conflict of interest procedures set forth in its Sub-adviser Proxy Policy are otherwise triggered, then the Sub-adviser will follow the material conflict of interest procedures set forth in its Sub-adviser Proxy Policy when voting such proxies.

If the Sub-adviser Proxy Policy provides that in the case of a material conflict of interest between Fund shareholders and another party, the Sub-adviser will ask the Board to provide voting instructions, the Sub-adviser shall vote the proxies, in its discretion, as recommended by an independent third party, in the manner prescribed by its Sub-adviser Proxy Policy or abstain from voting the proxies.

Proxy Voting Committee(s)

The Adviser will from time to time, and on such temporary or longer-term basis as they deem appropriate, establish one or more Proxy Voting Committees. A Proxy Voting Committee shall include the Adviser’s CCO and may include legal counsel. The terms of reference and the procedures under which a Proxy Voting Committee will operate will be reviewed from time to time by the Legal and Compliance Department. Records of the deliberations and proxy voting recommendations of a Proxy Voting Committee will be maintained in accordance with applicable law, if any, and these Proxy Procedures. Requested shareholder proposals or other Shareholder Advocacy in the name of the Fund must be submitted for consideration pursuant to the Shareholder Advocacy Policy and Procedures.

Disclosure of Proxy Voting Policies and Procedures in the Fund’s Statement of Additional Information (“SAI”)

The Fund shall include in its SAI a summary of the Fund Proxy Policy and of the Sub-adviser Proxy Policy included therein. (In lieu of including a summary of these policies and procedures, the Fund may include each full Fund Proxy Policy and Sub-adviser Proxy Policy in the SAI.)

Disclosure of Proxy Voting Policies and Procedures in Annual and Semi-Annual Shareholder Reports

The Fund shall disclose in annual and semi-annual shareholder reports that a description of the Fund Proxy Policy, including the Sub-adviser Proxy Policy, and the Fund’s proxy voting record for the most recent 12 months ended June 30 are available on the Securities and Exchange Commission’s (“SEC”) website, and without charge, upon request, by calling a specified toll-free telephone number. The Fund will send these documents within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery. The Fund Administration Department is responsible for preparing appropriate disclosure regarding proxy voting for inclusion in shareholder reports and distributing reports. The Legal Department supporting the Fund is responsible for reviewing such disclosure once it is prepared by the Fund

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Administration Department.

Filing of Proxy Voting Record on Form N-PX

The Fund will annually file their complete proxy voting record with the SEC on Form N-PX. The Form N-PX shall be filed for the twelve months ended June 30 no later than August 31 of that year. The Fund Administration department, supported by the Legal Department supporting the Fund, is responsible for the annual filing.

Regulatory Requirement
Rule 206(4)-6 of the Advisers Act and Rule 30b1-4 of the 1940 Act

Reporting

Disclosures in SAI: The Fund shall disclose in annual and semi-annual shareholder reports that a description of the Fund Proxy Policy, including the Sub-adviser Proxy Policy, and the Fund’s proxy voting record for the most recent 12 months ended June 30.

Form N-PX: The proxy voting service will file Form N-PX for each twelve-month period ending on June 30. The filing must be submitted to the SEC on or before August 31 of each year.

Review of Sub-advisers’ Proxy Voting

The Fund has delegated proxy voting authority with respect to Fund portfolio securities in accordance with the Fund Proxy Policy, as set forth above.

Consistent with this delegation, the Sub-adviser is responsible for the following:

1.  Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that the Sub-adviser votes portfolio securities in the best interest of shareholders of the Fund.

2.   Providing the Adviser with a copy and description of the Sub-adviser Proxy Policy prior to being approved by the Board as the Sub-adviser, accompanied by a certification that represents that the Sub-adviser Proxy Policy has been adopted in conformance with Rule 206(4)-6 under the Advisers Act. Thereafter, providing the Adviser with notice of any amendment or revision to that Sub-adviser Proxy Policy or with a description thereof. The Adviser is required to report all material changes to a Sub-adviser Proxy Policy quarterly to the Board. The CCO’s annual written compliance report to the Board will contain a summary of the material changes to the Sub-adviser Proxy Policy during the period covered by the report.

3.   Providing the Adviser with a quarterly certification indicating that the Sub-adviser did vote proxies of the Fund and that the proxy votes were executed in a manner consistent with the Sub-adviser Proxy Policy. If the Sub-adviser voted any proxies in a manner inconsistent with the Sub-adviser Proxy Policy, the Sub-adviser will provide the Adviser with a report detailing the exceptions.

Adviser Responsibilities

The Fund has retained a proxy voting service to coordinate, collect, and maintain all proxy-related information, and to prepare and file the Fund’s reports on Form N-PX with the SEC.

The Adviser, in accordance with their general oversight responsibilities, will periodically review the voting records maintained by the proxy voting service in accordance with the following procedures:

1.   Receive a file with the proxy voting information directly from the Sub-adviser on a quarterly basis.

2.  Select a sample of proxy votes from the files submitted by the Sub-adviser and compare them against the proxy voting service files for accuracy of the votes.

3.  Deliver instructions to shareholders on how to access proxy voting information via the Fund’s semi-annual and annual shareholder reports.

The Fund Administration Department, in conjunction with the Legal Department supporting the Fund, is responsible for the foregoing procedures.

Proxy Voting Service Responsibilities

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Proxy voting services retained by the Fund are required to undertake the following procedures:

•    Aggregation of Votes:

The proxy voting service’s proxy disclosure system will collect Fund-specific and/or account-level voting records, including votes cast by multiple sub-advisers or third-party voting services.

•    Reporting:

The proxy voting service’s proxy disclosure system will provide the following reporting features:

1.   multiple report export options;

2.   report customization by fund-account, portfolio manager, security, etc.; and

3.   account details available for vote auditing.

•    Form N-PX Preparation and Filing:

The Adviser will be responsible for oversight and completion of the filing of the Fund’s reports on Form N-PX with the SEC. The proxy voting service will prepare the EDGAR version of Form N-PX and will submit it to the Adviser for review and approval prior to filing with the SEC. The proxy voting service will file Form N-PX for each twelve-month period ending on June 30. The filing must be submitted to the SEC on or before August 31 of each year. The Fund Administration Department, in conjunction with the Legal Department supporting the Fund, is responsible for the foregoing procedures.

The Fund Administration Department in conjunction with the CCO oversees compliance with this policy.

The Fund Administration Department maintains operating procedures affecting the administration and disclosure of the Fund’s proxy voting records.

The Fund’s Chief Legal Counsel is responsible for including in the Fund’s SAI information regarding the Adviser’s and the Sub-advisers proxy voting policies as required by applicable rules and form requirements.

Key Contacts
Investment Compliance

Escalation/Reporting Violations
All John Hancock employees are required to report any known or suspected violation of this policy to the CCO of the Fund.

Related Policies and Procedures
07B Registration Statements and Prospectuses

Document Retention Requirements
The Fund Administration Department and The CCO’s Office is responsible for maintaining all documentation created in connection with this policy. Documents will be maintained for the period set forth in the Records Retention Schedule. See Compliance Policy: Books and Records.
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JOHN HANCOCK INVESTMENT MANAGEMENT LLC
PROXY VOTING POLICIES AND PROCEDURES
June 15, 2022

Overview

The SEC adopted Rule 206(4)-6 under the Advisers Act, which requires investment advisers with voting authority to adopt and implement written policies and procedures that are reasonably designed to ensure that the investment adviser votes client securities in the best interest of clients. The procedures must include how the investment adviser addresses material conflicts that may arise between the interests of the investment adviser and those of its clients. The Adviser is a registered investment adviser under the Advisers Act and serves as the investment adviser to the Fund. The Adviser has retained the Sub-adviser to manage the assets of the Fund, including voting proxies with respect to the Fund’s portfolio securities. From time to time, however, the Adviser may elect to manage directly the assets of the Fund, including voting proxies with respect to the Fund’s portfolio securities, or the Fund’s Board may otherwise delegate to the Adviser authority to vote such proxies. Rule 206(4)-6 under the Advisers Act requires that a registered investment adviser adopt and implement written policies and procedures reasonably designed to ensure that it votes proxies with respect to a client’s securities in the best interest of the client.

Firms are required by Advisers Act Rule 204-2(c)(2) to maintain records of their voting policies and procedures, a copy of each proxy statement that the investment adviser receives regarding client securities, a record of each vote cast by the investment adviser on behalf of a client, a copy of any document created by the investment adviser that was material to making a decision how to vote proxies on behalf of a client, and a copy of each written client request for information on how the adviser voted proxies on behalf of the client, as well as a copy of any written response by the investment adviser to any written or oral client request for information on how the adviser voted that client’s proxies.

Investment companies must disclose information about the policies and procedures used to vote proxies on the investment company’s portfolio securities and must file the fund’s proxy voting record with the SEC annually on Form N-PX.

Pursuant thereto, the Advisers have adopted and implemented these proxy voting policies and procedures (the “Proxy Procedures”).

Policy
It is the Adviser’s policy to comply with Rule 206(4)-6 and Rule 204-2(c)(2) under the Advisers Act as described above. In general, the Adviser delegates proxy voting decisions to the Sub-adviser. If an instance occurs where a conflict of interest arises between the shareholders and the Sub-adviser, however, the Adviser retains the right to influence and/or direct the conflicting proxy voting decisions.

Regulatory Requirement
Rule 206(4)-6 under the Advisers Act

Reporting
Form N-PX The Adviser will provide the Board with notice and a copy of any amendments or revisions to
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the Procedures and will report quarterly to the Board all material changes to these Proxy Procedures.

The CCO’s annual written compliance report to the Board will contain a summary of material changes to the Proxy Procedures during the period covered by the report.

If the Adviser or the Designated Person vote any proxies in a manner inconsistent with either these Proxy Procedures or the Fund’s proxy voting policies and procedures, the CCO will provide the Board with a report detailing such exceptions.

Procedure

Fiduciary Duty

The Adviser has a fiduciary duty to vote proxies on behalf of the Fund in the best interest of the Fund and its shareholders.

Voting of Proxies - Adviser

The Adviser will vote proxies with respect to the Fund’s portfolio securities when authorized to do so by the Fund and subject to the Fund’s proxy voting policies and procedures and any further direction or delegation of authority by the Fund’s Board. The decision on how to vote a proxy will be made by the person(s) to whom the Adviser has from time to time delegated such responsibility (the “Designated Person”). The Designated Person may include the Fund’s portfolio manager(s) or a Proxy Voting Committee, as described below.

When voting proxies with respect to the Fund’s portfolio securities, the following standards will apply:

•  The Designated Person will vote based on what it believes is in the best interest of the Fund and its shareholders and in accordance with the Fund’s investment guidelines.

•   Each voting decision will be made independently. To assist with the analysis of voting issues and/or to carry out the actual voting process the Designated Person may enlist the services of (1) reputable professionals (who may include persons employed by or otherwise associated with the Adviser or any of its affiliated persons) or (2) independent proxy evaluation services such as Institutional Shareholder Services. However, the ultimate decision as to how to vote a proxy will remain the responsibility of the Designated Person.

•   The Adviser believes that a good management team of a company will generally act in the best interests of the company. Therefore, the Designated Person will take into consideration as a key factor in voting proxies with respect to securities of a company that are held by the Fund the quality of the company’s management. In general, the Designated Person will vote as recommended by company management except in situations where the Designated Person believes such recommended vote is not in the best interests of the Fund and its shareholders.

•  As a general principle, voting with respect to the same portfolio securities held by the Fund should be consistent with voting with respect to any other funds having substantially the same investment mandates.

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•   The Adviser will provide the Fund, from time to time in accordance with the Fund’s proxy voting policies and procedures and any applicable laws and regulations, a record of the Adviser’s voting of proxies with respect to the Fund’s portfolio securities.

Material Conflicts of Interest

In carrying out its proxy voting responsibilities, the Adviser will monitor and resolve potential material conflicts (“Material Conflicts”) between the interests of (a) the Fund and (b) the Adviser or any of its affiliated persons. Affiliates of the Adviser include Manulife Financial Corporation and its subsidiaries. Material Conflicts may arise, for example, if a proxy vote relates to matters involving any of these companies or other issuers in which the Adviser or any of their affiliates has a substantial equity or other interest.

If the Adviser or a Designated Person become aware that a proxy voting issue may present a potential Material Conflict, the issue will be referred to the Adviser’s Legal Department and/or the Office of the CCO. If the Legal Department and/or the Office of the CCO, as applicable determines that a potential Material Conflict does exist, a Proxy Voting Committee will be appointed to consider and resolve the issue. The Proxy Voting Committee may make any determination that it considers reasonable and may, if it chooses, request the advice of an independent, third-party proxy service on how to vote the proxy.

Proxy Voting Committee(s)

The Adviser will from time to time, and on such temporary or longer-term basis as they deem appropriate, establish one or more Proxy Voting Committees. A Proxy Voting Committee shall include the Adviser’s CCO and may include legal counsel. The terms of reference and the procedures under which a Proxy Voting Committee will operate will be reviewed from time to time by the Legal and Compliance Department. Records of the deliberations and proxy voting recommendations of a Proxy Voting Committee will be maintained in accordance with applicable law, if any, and these Proxy Procedures. Requested shareholder proposals or other Shareholder Advocacy must be submitted for consideration pursuant to the Shareholder Advocacy Policy and Procedures.

Voting of Proxies - Sub-adviser

In the case of proxies voted by the Sub-adviser pursuant to the Fund’s proxy voting procedures, the Adviser will request the Sub-adviser to certify to the Adviser that the Sub-adviser has voted the Fund’s proxies as required by the Fund’s proxy voting policies and procedures and that such proxy votes were executed in a manner consistent with these Proxy Procedures and to provide the Adviser with a report detailing any instances where the Sub-adviser voted any proxies in a manner inconsistent with the Fund’s proxy voting policies and procedures. The COO of the Adviser will then report to the Board on a quarterly basis regarding the Sub-adviser certification and report to the Board any instance where the Sub-adviser voted any proxies in a manner inconsistent with the Fund’s proxy voting policies and procedures.

The Fund Administration Department maintains procedures affecting all administration functions for the Fund. These procedures detail the disclosure and administration of the Fund’s proxy voting records.

The Fund’s Chief Legal Counsel is responsible for including, in the SAI of the Fund, information about

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the proxy voting of the Adviser and the Sub-adviser.

Reporting to the Fund Board

The CCO of the Adviser will provide the Board with a copy of these Proxy Procedures, accompanied by a certification that represents that the Proxy Procedures have been adopted by the Adviser in conformance with Rule 206(4)-6 under the Advisers Act. Thereafter, the Adviser will provide the Board with notice and a copy of any amendments or revisions to the Procedures and will report quarterly to the Board all material changes to these Proxy Procedures.

The CCO’s annual written compliance report to the Board will contain a summary of material changes to the Proxy Procedures during the period covered by the report.

If the Adviser or the Designated Person vote any proxies in a manner inconsistent with either these Proxy Procedures or the Fund’s proxy voting policies and procedures, the CCO will provide the Board with a report detailing such exceptions

Key Contacts
Investment Compliance

Escalation/Reporting Violations
All John Hancock employees are required to report any known or suspected violation of this policy to the CCO of the Fund.

Related Policies and Procedures
N/A

Document Retention Requirements

The Adviser will retain (or arrange for the retention by a third party of) such records relating to proxy voting pursuant to these Proxy Procedures as may be required from time to time by applicable law and regulations, including the following:

1.   These Proxy Procedures and all amendments hereto;

2.   All proxy statements received regarding Fund portfolio securities;

3.   Records of all votes cast on behalf of the Fund;

4.   Records of all Fund requests for proxy voting information;

5.   Any documents prepared by the Designated Person or a Proxy Voting Committee that were material to or memorialized the basis for a voting decision;

6.   All records relating to communications with the Funds regarding Conflicts; and

7.   All minutes of meetings of Proxy Voting Committees.

The Office of the CCO, and/or the Legal Department are responsible for maintaining the documents set forth above as needed and deemed appropriate. Such documents will be maintained in the Office of the CCO, and/or the Legal Department for the period set forth in the Records Retention Schedule.

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MARATHON ASSET MANAGEMENT LP
PROXY VOTING POLICIES AND PROCEDURES
December 2021

Policy Statement

These procedures apply to all Funds and other Client accounts for which the Adviser is responsible for voting proxies, including all limited partnerships, limited liability companies, Managed Accounts and other accounts for which it acts as investment adviser. From time to time, the Adviser is asked to vote on or otherwise consent to certain actions on behalf of a Client as holder of such investments. It is the Adviser’s general policy not to vote proxies for securities that are not held in a Client’s account at the time such proxy is received or on the vote date of such proxy. The Adviser will determine whether a proposal is in the best interests of its Clients and may take into account the following factors, among others: (i) whether the proposal was recommended by management and the Adviser’s opinion of management; (ii) whether the proposal acts to entrench existing management; and (iii) whether the proposal fairly compensates management for past and future performance.

This policy provides a framework for analysis and decision making, but does not address all potential issues. In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the beneficial owners of the accounts it manages. The Adviser attempts to consider all aspects of its vote that could affect the value of the investment; and where the Adviser votes proxies, it will do so in the manner that it believes will be consistent with efforts to maximize shareholder values.

Voting of Proxies

Proxy material is promptly reviewed to evaluate the issues presented. Regularly recurring matters are usually voted as recommended by the issuer’s board of directors or “management,” but there are many circumstances that might cause the Adviser to vote against such proposals. These might include, among others, excessive compensation, unusual management stock options, preferential voting or “poison pills.” The Adviser will decide these issues on a case-by-case basis.

The Adviser may determine to abstain from voting a proxy or a specific proxy item when it concludes that the potential benefit of voting is outweighed by the cost, when the Adviser does not receive a solicitation or enough information within a sufficient time prior to the proxy-voting deadline, or when it is not in the Client account’s best interest to vote. The Adviser shall cast ballots in a manner it believes to be consistent with the interests of the Fund or Client account and shall not subordinate Client interests to its own. When a Client has authorized the Adviser to vote proxies on its behalf, the Adviser will generally not accept instructions from the Client regarding how to vote proxies. If the Adviser exercises voting authority with respect to Client securities, the Adviser is required to adopt and implement written policies and procedures that are reasonably designed to ensure that the Adviser votes Client securities in a manner consistent with the best interests of such Client. (Rule 206(4)-6).

In certain situations, a Client’s investment strategy can impact voting determinations. For example, the Adviser may consider social issues when voting proxies for socially screened accounts and consider environmental issues when voting proxies for sustainability screened portfolios and accounts. The Adviser may also take social or environmental issues into account when voting proxies for portfolios and accounts that do not have social or sustainability screens if the Adviser believes that doing so is in the best interest of the relevant Client(s) and otherwise consistent with the Client’s best interest, applicable laws, and the Advisers’ duties, such as where material environmental or social risks may have economic ramifications for shareholders.

Proxy Advisory Firms

The Adviser does not currently rely on proxy advisory firms when voting proxies. To the extent that the Adviser engages one or more proxy advisory firms in the future, it will implement policies regarding the engagement and review of such firms, including with respect to the identification and mitigation of conflicts.

Conflicts of Interest

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In furtherance of the Adviser’s goal to vote proxies in the best interests of Clients, the Adviser follows procedures designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its Clients before voting proxies on behalf of such Clients.

Procedures for Identifying Conflicts of Interest.

The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting:

•          The Adviser shall monitor the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of Client accounts as a result of personal relationships, significant Client relationships (those accounting for greater than 5% of annual revenues) or special circumstances that may arise during the conduct of the Adviser’s business.

•         If the Adviser has a conflict of interest in voting proxies on behalf of Client accounts in respect of a specific issuer, the Compliance Officer or her designee shall maintain an up to date list of such issuers. The Adviser shall not vote proxies relating to issuers on such list on behalf of Client accounts until it has been determined that the conflict of interest is not material or a method for resolving such conflict of interest has been agreed upon and implemented, as described below.

Procedures for Assessing Materiality of Conflicts of Interest and for Addressing Material Conflicts of Interest.

The Compliance Officer or her designee will determine whether a conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision- making in voting the proxy. A conflict of interest shall be deemed material in the event that the issuer that is the subject of the proxy or any executive officer of that issuer has a Client relationship with the Adviser of the type described above. All other materiality determinations will be based on an assessment of the particular facts and circumstances. The Compliance Officer or her designee shall maintain a written record of all materiality determinations.

If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

If it is determined that a conflict of interest is material, one or more methods may be used to resolve the conflict, including:

•	disclosing the conflict to the Client and obtaining its consent before voting;
•	suggesting to the Client that it engage another party to vote the proxy on its behalf;
•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances, given the nature of the conflict.

The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.

Recordkeeping

The Adviser shall maintain the following records relating to proxy voting:

•	a copy of these policies and procedures;
•	a copy of each proxy form (as voted);
•	a copy of each proxy solicitation (including proxy statements) and related materials with regard to each
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vote;

•	documentation relating to the identification and resolution of conflicts of interest;
•	any documents created by the Adviser that were material to a proxy voting decision or that memorialized the basis for that decision; and
•	a copy of each written Client request for information on how the Adviser voted proxies on behalf of the Client, and a copy of any written response by the Adviser to any (written or oral) Client request for information on how the Adviser voted proxies on behalf of the requesting Client.

Such records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the fiscal year during which the last entry was made on such record, the first two years in the Adviser’s office.

In lieu of keeping copies of proxy statements, the Adviser may rely on proxy statements filed on the EDGAR system as well as on third party records of proxy statements and votes cast if the third party provides an undertaking to provide the documents promptly upon request.

The Compliance Officer or her designee shall review this policy on an annual basis and revise it as necessary.

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A: Financial Highlights

Included in Part B: Financial Statements are incorporated in Part B by reference to the Fund’s October 31, 2022 annual shareholder report (audited) on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on January 6, 2023 (Accession No 0001683863-23-000060).

(2)	Exhibits

(a)	Agreement and Declaration of Trust dated September 27, 2021 – previously filed as exhibit 99.(2)(a) to the Fund’s Registration Statement on Form N-2 filed on October 12, 2021, accession number 0001133228-21-005275.

(b)	By-laws dated September 27, 2021 – previously filed as exhibit 99.(2)(b) to the Fund’s Registration Statement on Form N-2 filed on October 12, 2021, accession number 0001133228-21-005275.

(c)	Not applicable.

(d)	Refer to Exhibit (2)(a) and (b).

(e)	Dividend Reinvestment Plan. – previously filed as exhibit 99.(2)(e) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(f)	Not applicable.

(g)(i)	Investment Advisory Agreement dated June 15, 2022. – previously filed as exhibit 99.(2)(g)(i) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(g)(ii)	Subadvisory Agreement dated June 15, 2022. – previously filed as exhibit 99.(2)(g)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(h)	Distribution Agreement dated June 15, 2022. – previously filed as exhibit 99.(2)(h) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(h)(i)	Class I Plan pursuant to Rule 12b-1. – previously filed as exhibit 99.(2)(h)(i) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(h)(ii)	Class D Plan pursuant to Rule 12b-1. – previously filed as exhibit 99.(2)(h)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(h)(iii)	Class S Plan pursuant to Rule 12b-1. – previously filed as exhibit 99.(2)(h)(iii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(i)	Not applicable.

(j)(i)	Master Custodian Agreement dated September 10, 2008. – previously filed as exhibit 99.(2)(j)(i) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(j)(ii)	Custodian Agreement Notice dated June 15, 2022. – previously filed as exhibit 99.(2)(j)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(k)(i)	Transfer Agency and Service Agreement dated June 15, 2022. – previously filed as exhibit 99.(2)(k)(i) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(k)(ii)	Expense Limitation Agreement dated June 17, 2022. – previously filed as exhibit 99.(2)(k)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(k)(iii)	Agreement to Waive Advisory Fees and Reimburse Expenses dated June 15, 2022. – previously filed as exhibit 99.(2)(k)(iii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(k)(iv)	Multiple Class Plan. – previously filed as exhibit 99.(2)(k)(iv) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(l)	Opinion and Consent of K&L Gates LLP. – previously filed as exhibit 99.(2)(l) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.
(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm. – FILED HEREWITH.

(o)	Not applicable.

(p)(i)	Initial Subscription Agreement dated June 16, 2022, John Hancock Life Insurance Company (U.S.A.). – previously filed as exhibit 99.(2)(p)(i) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(p)(ii)	Initial Subscription Agreement dated June 16, 2022, Manulife Reinsurance (Bermuda) Ltd. – previously filed as exhibit 99.(2)(p)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(q)	Not applicable.

(r)(i)	Code of Ethics dated January 1, 2008 (as revised September 17, 2020) of John Hancock Investment Management LLC, John Hancock Variable Trust Advisers LLC, John Hancock Investment Management Distributors LLC, John Hancock Distributors, LLC, and each open-end fund, closed-end fund, and exchange traded fund advised by a John Hancock advisor. ̶ previously filed as exhibit 99.(2)(r)(i) to the Fund’s Registration Statement on Form N-2A filed on June 14, 2022, accession number 0001133228-22-003907.

(r)(ii)	Code of Ethics of Marathon Asset Management LLC, dated December 2021. – previously filed as exhibit 99.(2)(r)(ii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(r)(iii)	Code of Ethics for the Independent Trustees of the John Hancock Asset Based Lending Fund, effective June 15, 2022. – previously filed as exhibit 99.(2)(r)(iii) to the Fund’s Registration Statement on Form N-2/A filed on June 30, 2022, accession number 0001133228-22-004399.

(s)	Calculation of Filing Fee Table – FILED HEREWITH

(t)	Power of Attorney – previously filed as exhibit 99.(2)(s) to the Fund’s Registration Statement on Form N-2 filed on October 12, 2021, accession number 0001133228-21-005275.

Item 26. Marketing Arrangements

Distribution Agreement is filed as Exhibit (h).

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None

Item 29. Number of Holders of Securities

Title of Class	Number of Record Holders
Class I Common Shares, par value $0.001	6

Item 30. Indemnification

Reference is made to Article 4 of the Registrant’s Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), filed as Exhibit (a) hereto. The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust in a manner consistent with Release 40-11330 of the SEC under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant’s Distribution Agreement, filed as Exhibit (h) hereto, is expected to contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Advisory Agreement, filed as Exhibit (g)(i) hereto, is expected to contain provisions limiting the liability, and providing for indemnification, of the Advisor and its personnel under certain circumstances.

The Registrant's Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

For information as to the business, profession, vocation or employment of a substantial nature of each of the directors and executive officers of the Advisor and the Subadvisor, reference is made to the information set forth under: (i) the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) Item 6 of the Form ADV Part II of John Hancock Investment Management LLC (File No. 801-8124) filed with the SEC; and (iii) Item 6 of the Form ADV Part II of Manulife Investment Management (US) LLC (File No. 801-42023) filed with the SEC, all of which are incorporated herein by reference.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Fund by Section 31(a) of the 1940 Act, and the rules promulgated thereunder are in the possession and custody of the Fund’s custodian, State Street Bank and Trust Company”) located at One Lincoln Street, Boston, Massachusetts 02111, with the exception of certain corporate documents and portfolio trading documents that are in the possession and custody of the Advisor, 200 Berkeley Street, Boston, Massachusetts, 02116, and the Subadvisor, Marathon Asset Management LP, One Bryant Park, 38th Floor, New York, NY 10036. The Fund is informed that all applicable accounts, books and documents required to be maintained by registered investment advisors are in the custody and possession of the Advisor and the Subadvisor.

Item 33. Management Services

Not applicable

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, (1) if the Registrant is relying on Rule 430B: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)	free writing prospectus relating to the offering prepared by our on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Not applicable.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 22nd day of February 2023.

John Hancock Asset-Based Lending Fund

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	February 22, 2023
Andrew G. Arnott

/s/ Charles A. Rizzo	Chief Financial Officer	February 22, 2023
Charles A. Rizzo	(Principal Financial Officer and Principal Accounting Officer)

/s/ Grace K. Fey *	Trustee	February 22, 2023
Grace K. Fey

/s/ William H. Cunningham *	Trustee	February 22, 2023
William H. Cunningham

/s/ Hassell H. McClellan *	Trustee	February 22, 2023
Hassell H. McClellan

*By:	Power of Attorney

By:	/s/ Mara Moldwin
Mara Moldwin
Attorney-In-Fact

*Pursuant to Power of Attorney previously filed with the Trust’s Registration Statement on October 12, 2021.

EXHIBIT INDEX JOHN HANCOCK ASSET-BASED LENDING FUND
(2)(n)	Consent of Independent Registered Public Accounting Firm
(2)(s)	Calculation of Filing Fee Table